As confidentially submitted to the Securities and Exchange Commission on November 13, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

 ______________________________

BiondVax Pharmaceuticals Ltd.
(Exact name of Registrant as specified in its charter)

State of Israel	2836	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification number)

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14 Einstein Street
Nes Ziona, Israel 74036
(+972) (8) 930-2529

(+972) (8) 930-2531 (facsimile)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware

(302) 738-6680

(302) 738-7210 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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With copies to:

Ilan Gerzi, Adv. Tammy Zoppo, Esq. Pearl Cohen Zedek Latzer Baratz One Azrieli Center, Round Tower, 18th Floor Tel-Aviv 6702101, Israel +972 (3) 607-3777 +972 (3) 607-3778 (facsimile)

David Gitlin, Esq.
Greenberg Traurig, P.A.
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
(215)-988-7850
(215)-717-5202
(facsimile)

Victor F. Semah, Esq.
Greenberg Traurig, P.A.
333 Southeast 2nd Avenue
Miami, FL 33131
(305) 579-0500
(305) 579-0717
(facsimile)

	Gregory Sichenzia, Esq. Gary Emmanuel, Esq. Jeff Cahlon, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway New York, NY 10006 (212) 930 9700 (212) 930-9725 (facsimile)	Ronen Kantor, Esq. Kantor & Co. 12 Abba Hillel Silver Rd. Ramat Gan, Israel 52506 (+972) (3) 613-3371 (+972) (3) 613-3372 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price		Amount of registration fee
Ordinary shares, par value NIS 0.0000001 per share (1) (2)		$(3)		$(4)
Representative’s ADS Purchase Warrant (5)	$		$
Ordinary shares represented by ADSs underlying Representative’s ADS Purchase Warrant (1) (2)(6)	$		$
Total Registration Fee	$		$

(1)	The ordinary shares will be represented by American Depositary Shares (“ADSs”), each of which represents ordinary shares. We intend to file a separate registration statement on Form F-6 to register the ADSs issuable upon deposit of the ordinary shares.

(2)	Pursuant to Rule 416 under the Securities Act, the ordinary shares registered hereby also include an indeterminate number of additional ordinary shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(5)	No registration fee required pursuant to Rule 457(g) under the Securities Act.

(6)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. The warrants will be exercisable at a per share exercise price equal to 125% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters' warrants is $ (which is equal to 5% of $ ).

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED NOVEMBER 13 , 2014

American Depositary Shares

Each Representing	Ordinary Shares

We are offering                     American Depositary Shares, or ADSs. Each ADS represents          of our ordinary shares, par value NIS 0.0000001 per share, or the ordinary shares. This is our initial public offering in the United States.

Our ordinary shares are currently traded on the Tel Aviv Stock Exchange, or the TASE, under the symbol “BNDX.” The last reported sale price of our ordinary shares on the TASE on                  , 2014 was NIS      , or $     , per share (based on the exchange rate reported by the Bank of Israel on that date, which was NIS       = $1.00). There currently is no public market for the ADSs or ordinary shares in the United States. We intend to apply to list the ADSs on the NASDAQ Capital Market under the symbol “BVXV.” No assurance can be given that our application will be approved.

 We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the ADSs involves certain significant risks. See “Risk Factors” beginning on page 12 of this prospectus. You should carefully consider these risk factors, as well as the information contained in this prospectus, before you invest.

None of the Securities and Exchange Commission, the Israeli Securities Authority or any other state or foreign regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds payable to Aegis Capital Corp., the representative of the underwriters. See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted a 45-day option to the representative of the underwriters to purchase up to additional ADSs to cover over-allotments, if any.

The underwriters expect to deliver the ADSs to purchasers in the offering on or about               , 2014.

Aegis Capital Corp

Prospectus dated       , 2014.

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About This Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by, or on behalf of, us or to which we have referred you to or otherwise authorized. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are offering to sell these securities in any jurisdiction where their offer or sale is not permitted. This prospectus is not an offer to sell or the solicitation of an offer to buy the ADSs in any circumstances under which such offer or solicitation is unlawful. This document may only be used where it is legal to sell these securities. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or when any sale of the ADSs s occurs. Our business, financial condition, results of operations and prospects may have changed since that date. Neither we nor the underwriters take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of the ADSs means that information contained in this prospectus is correct after the date of this prospectus.

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Before you invest in the ADSs, you should read the registration statement (including the exhibits thereto) of which this prospectus forms a part.

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Throughout this prospectus, unless otherwise designated, the terms “we”, “us”, “our”, “BiondVax”, “the Company” and “our Company” refer to BiondVax Pharmaceuticals Ltd. References to “ordinary shares”, “ADSs” and “share capital” refer to the ordinary shares, ADSs and share capital, respectively, of BiondVax.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies and industry publications and surveys. However, this information may prove to be inaccurate because of the method by which some of the data for the estimates was obtained or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, the market and industry data and forecasts included in this prospectus, and estimates and beliefs based on that data, may not be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. However, we have not independently ascertained the accuracy, completeness or reliability of the underlying economic assumptions relied upon therein. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless derived from our financial statements or otherwise noted, the terms “shekels,” “Israeli shekels” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless otherwise indicated, “U.S. dollar,” “USD” and “$” refer to the United States dollar and “NIS” refers to the New Israeli Shekel.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

 Until                        , 201_ (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights selected information presented in greater detail elsewhere in this prospectus. This summary does not include all the information you should consider before investing in the ADSs. Before investing in the ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and this offering, including our audited and unaudited financial statements and related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview

We are a clinical stage biopharmaceutical company focused on developing and, ultimately, commercializing immunomodulation therapies for infectious diseases. Our current product candidate, a universal influenza vaccine that we refer to as M-001, is a synthetic peptide-based protein, targeting both seasonal and pandemic strains of the influenza virus. Unlike existing influenza vaccines, which offer only strain specific seasonal protection or pandemic prevention, M-001 is designed to provide long-lasting protection against multiple existing and future influenza strains. As a result, we believe that M-001 has the potential to become an attractive alternative to existing influenza vaccines.

M-001 is based on research initially conducted at the Weizmann Institute of Science in Israel, or the Weizmann Institute, over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda Research and Development Company Ltd., or Yeda, an affiliate of the Weizmann Institute, an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we have continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben-Yedidia and, at present, we own or license four families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035. Many of the patent applications are already issued as patents or allowed.

According to a report by the U.S. Department of Health and Human Services, Centers for Disease Control and Prevention, or the CDC, annual seasonal influenza vaccines in the US were found to be effective in preventing the onset of the influenza virus in between 8% and 48% of healthy adults during the influenza seasons from 2004 to 2008 (depending on the particular season and the statistical significance of the sample). Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common during the then upcoming influenza season or that are predicted to be most likely to cause a pandemic outbreak in the then upcoming influenza season. Furthermore, as seasonal and pandemic influenza vaccines are strain-specific, most existing vaccines only target those specific strains and do not cope with the ever-changing nature of the influenza virus. In addition, according to the Biomedical and Advanced Research and Development Authority of the United States Department of Health, or BARDA, which is responsible for the advanced development and procurement of medical countermeasures for pandemic influenza in the United States, the production cycle of existing influenza vaccines is long (approximately 6 months), considerably limiting the ability to timely immunize the non-affected population in case of a pandemic outbreak.

We intend to seek regulatory approvals to market M-001 for the following three indications: (i) as a standalone universal vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza, that we refer to as the Universal Standalone Indication; (ii) as a seasonal influenza vaccine, or primer, to be administered to patients over the age of 65 with additional age-related medical conditions, or elderly with co-morbidities, in combination with the existing seasonal vaccine to provide additional protection against seasonal influenza virus strains, that we refer to as the Universal Seasonal Primer for Elderly Indication; and (iii) as a pre-pandemic influenza vaccine, or primer, suitable to be administered to the general population in combination with the existing pandemic vaccine, to provide additional protection against pandemic strains of the influenza virus, that we refer to as the Universal Pandemic Primer Indication.

To date, we have completed two Phase 1/2 clinical trials and two Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. These clinical trials were designed for adults between the ages of 18 and 49 and 55 to 75, and included an aggregate of 443 participants. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from our Phase 1/2 and Phase 2 clinical trials demonstrated that M-001 was well tolerated and safe across all treatment groups and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

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In June 2013, we submitted an Investigational New Drug, or IND, application, with the U.S. Food and Drug Administration, or the FDA, for a contemplated Phase 2 clinical trial intended to be conducted in the U.S. This Phase 2 clinical trial was designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine. This IND application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. We were unable to complete the IND application process and ultimately converted our application into a Drug Master File due to difficulties that we experienced in obtaining the requisite H5N1 avian flu vaccine (which is not publicly available) required for the performance of the clinical trial, and in obtaining and providing to the FDA certain required information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.). However, considering the FDA's review and comments to this IND application, we believe that the FDA will consider the results of our completed preclinical and clinical trials, in reviewing any future IND application.

We currently plan to conduct two additional Phase 2 clinical trials outside of the U.S. and, thereafter, intend to submit an IND application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S. The clinical trial protocol for the first Phase 2 clinical trial protocol, or BVX-006, was approved by the Israeli Ministry of Health in November 2014, and we intend to commence the trial during the fourth quarter of 2014 with initial results expected during the second quarter of 2015. We plan to conduct the second of these two Phase 2 clinical trials, or BVX-007, as part of our membership in the UNISEC Consortium, a European consortium consisting of three University partners, five National Health Institutes and other companies and organizations to work on promising recently developed concepts for a universal influenza vaccine. We have not yet submitted our clinical trial protocol for this trial to the relevant European National Authorities and will not be able to commence such trial until we have submitted such protocol to, and received approval from, the relevant regulatory authorities. Although no regulatory authority has requested or instructed that we perform these or any other additional preclinical or clinical trials, we elected to conduct additional Phase 2 clinical trials at this time (rather than proceed directly to filing an IND application) in order to further expand our data to provide greater support for any IND application we may submit to the FDA, and/or any equivalent application that we may submit the European Medicines Agency, or EMA, European National Authorities, or any other applicable foreign regulatory authority, to enable Phase 3 clinical trials of M-001.

In the future, we intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to conduct Phase 3 clinical trials of M-001. However, we may seek to finance Phase 3 clinical trials of M-001 for some indications with our own resources, if sufficient.

Our Market Opportunity

Influenza is an infectious disease caused by different strains of the influenza virus. The disease is common around the world, and appears as seasonal or pandemic outbreaks. The various strains of influenza are classified into A and B groups according to the type of proteins in the virus. According to information published in March 2014 by the World Health Organization, or the WHO, the global annual attack rate of seasonal influenza is estimated at 5%–10% in adults and 20%–30% in children, and between 250,000 and 500,000 of those infected die as a result of influenza related complications. In addition, during seasonal influenza epidemics from 1979/80 through 2000/01, the estimated overall number of influenza-associated hospitalizations in the United States ranged from approximately 54,000 to 430,000 per epidemic, and 63% of these cases occurred among persons over the age of 65. Infants, adults over the age of 50 and chronic disease patients are most likely to contract influenza and suffer from complications.

The influenza virus undergoes frequent mutations. These mutations decrease the effectiveness of the immune reaction of the human body. If the mutations are very significant, the mutated virus strains may cause global pandemics. Over the last few years, new strains of the influenza virus previously only existing in animals have appeared in humans, including the “Avian Flu” strains such as H5 and H7. We believe that the appearance of new potentially pandemic strains is a growing concern among health authorities, as these strains increase the risk of worldwide pandemics and high mortality and morbidity rates. Furthermore, according to the worldwide scientific journal Vaccine (Molinari et al. 2007), the direct financial loss attributed to the influenza disease in the year 2003 was estimated at a total of $87.1 billion annually, of which $55.7 billion relates to incidents of the disease among adults aged 65 years or older.

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To date, the most common therapeutic treatment methods for influenza focus on pain and symptom relief. While anti-viral treatments may shorten the duration and severity of the disease, such treatments must be applied in the early stages of the course of the disease to be effective. Many countries around the world, including the United States, provide preventative treatment in the form of annual or seasonal influenza vaccines, which are especially recommended to patients in risk groups. Because seasonal vaccines target only particular influenza strains predicted for the coming year, such vaccines may not be effective against the strains that actually do appear (if different from those predicted) and may not protect against unexpected mutations of a particular influenza strain which was predicted.

The seasonal influenza vaccine market was dominated in 2012 by five large pharmaceutical companies: Sanofi, GlaxoSmithKline plc (GSK), Novartis International AG (which recently announced the sale of its influenza vaccine business to CSL Limited), Abbott Laboratories and AstraZeneca. According to Data Monitor's Influenza vaccine forecast report, dated November 2013, U.S. sales of seasonal influenza vaccines in the 2014/2015 influenza season were forecasted at an aggregate of $1.539 billion, with 156 million persons being administered a dose of the vaccine.

Our Product Candidate M-001

Our current product candidate, M-001, is comprised of nine peptides which activate the entire immune system (including both a humoral reaction, an immune reaction causing the body to create antibodies against a pathogen or parts thereof, and a cellular immune reaction, an immune reaction causing the body to kill or assist in killing pathogens), to prevent the spread of the influenza disease within the body and shorten the duration of the illness. The selected peptides are from the HA, NP and M1 proteins of both influenza Type A and Type B virus, and each peptide comprises up to 22 amino-acids. These peptides are common in the vast majority of influenza virus strains and are combined into a single protein used in M-001.

In order to produce M-001, we use an expression system which consists of bacteria and a DNA plasmid encoding for M-001. The DNA plasmid encoding is inserted into a proprietary E. coli bacteria specifically designed for the production of peptide-based products. The bacteria express M-001 synthetic protein from the DNA, and once expressed, M-001 is further purified from other non-related bacterial proteins. M-001 is then formulated and filled into sterile vials that are kept in cooled storage until used.

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The following graph demonstrates the selection of certain peptides common in the influenza virus and the formulation of M-001:

M-001 is intramuscularly injected into the body. Once administered, the M-001 effective dose is recognized by white blood cells in the body, causing both humoral and cellular immune reaction. New memory cells are then created, and upon influenza infection these memory cells secrete antibodies to fight the influenza virus and prevent the disease.

Our Competitive Strengths

We believe our product candidate can potentially improve influenza protection by providing several distinct advantages, including:

●	Multi-strain flu protection. We believe that the peptide-based structure of M-001 will allow our product to be effective against many existing and future strains of the influenza virus and to remain effective in protecting against new strains without required updates and alterations. To test this hypothesis, in January and July 2014, we conducted a sequence examination and when possible, animal studies in our laboratories, to compare the structure of M-001 with new flu strains (H7N7, H6N1, H5N8, H7N9 and H10N8) discovered in humans in recent years similarly to the H5N1 stain. Although these strains have not yet been classified as pandemic, they are dangerous for humans and have caused morbidity and death in the past. The results of such examination and studies demonstrated that M-001 was compatible against these strains, which we believe supports our claim of the universality of M-001 for existing and future influenza virus strains.

●	Long-lasting flu protection. M-001 is designed to activate both humoral and cellular reactions of the immune system. We therefore believe M-001 is more effective and provides longer-lasting protection than currently commercially available vaccines that stimulate only one type of immune response (either humoral or cellular).

●	Continuous sales cycle not affected by seasonality. Because M-001 is designed to provide a multi-strain flu protection that is long lasting and is not expected to require updates for future virus strains or mutations, we expect our future sales not to be limited to the influenza seasons. Unlike traditional influenza vaccines, which are sold and administered in western countries primarily during the period from September through November, we believe that M-001 can be sold and administered throughout the entire year.

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●	Shorter production times. We believe that the production time for M-001 will be only 6 to 8 weeks, as opposed to the 16 to 24 weeks (on average) required to produce seasonal influenza vaccines. We expect that shorter production times will give manufacturers greater flexibility in their production planning, as well as the ability to execute large orders of vaccine doses in a short timeframe in response to pandemics.

●	Absence of allergy inducing egg proteins. Most influenza vaccines are produced in hen eggs and may therefore cause an allergic reaction to those allergic to certain egg proteins. An epidemiological study performed by the European Food Safety Authority, or EFSA, in 2011 found that eggs are some of the most common allergens in the population. In contrast, M-001 is not produced using eggs and does not cause egg protein allergies.

We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 2) for all three indications. We have completed two Phase 1/2 clinical trials and two Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. Our Phase 1/2 and Phase 2 clinical trial results show that M-001 was well tolerated and safe across all treatment groups and was effective in causing an immune reaction in clinical trial participants administered with M-001. We plan to conduct two additional Phase 2 clinical trials outside of the U.S. and, thereafter intend to submit an IND application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S .

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity for Phase 2 clinical trials. Our facility consists of our offices and laboratories, in addition to a warehouse for equipment and chemicals. Our laboratory facilities include an analytical lab, production rooms and a virology laboratory approved by the Ministry of Labor in Israel. Our facility was audited and approved for production according to Good Manufacturing Practice standards, or cGMP, by a European qualified person, and has the capacity to produce sufficient volumes of M-001 for use in our current and planned Phase 2 clinical trials.

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We plan to conduct two additional Phase 2 clinical trials and, thereafter intend to submit an IND application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S, to test the efficacy of M-001 on thousands of participants for the following three indications: (i) a Universal Standalone Indication; (ii) a Universal Seasonal Primer for Elderly Indication; and (iii) a Universal Pandemic Primer Indication.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the clinical and compliance benefits, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to perform advanced trials (including Phase 3 clinical trials) and, following applicable regulatory approval, which we provide no assurance we will receive, to globally commercialize M-001 for all three planned indications.

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●	Further develop our production line. Our production facility has been Phase 1 and 2 clinical trial audited and approved for production according to cGMP. We intend to enter into agreements with contract manufacturing organizations, or CMOs, pursuant to which such CMOs will produce Phase 3 clinical grade batches and commercial batches of M-001. The CMO will manufacture M-001 for Phase 3 clinical trials and commercialization and we intend to collaborate with the CMO on optimizing and up scaling our current manufacturing process for commercial purposes; however, we may decide to manufacture M-001 in house for Phase 3 clinical trials and commercialization, subject to obtaining the necessary funding and resources for this purpose.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in the ADSs. In particular, such risks include, but are not limited to, the following:

●	We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

●	We have not yet commercialized any products or technologies, and we may never do so.

●	We may never receive, FDA regulatory approval for the conduct of clinical trials in the U.S.

●	Our product candidate is subject to extensive regulation and may never obtain regulatory approval.

●	Our product candidate and future product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

●	If we, or the parties from whom we license intellectual property, fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

●	We face significant competition. If we cannot successfully compete with new or existing products, M-001 or any other product candidate that we develop may be rendered noncompetitive or obsolete.

●	We are subject to extensive and costly government regulations relating to our business, we may be subject to fines and other penalties that could harm our business.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

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We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in , 20__. However, if certain events occur prior to the end of such five year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Implications of being a Foreign Private Issuer

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, that are applicable to “foreign private issuers,” and under those requirements we will file reports with the SEC. As a foreign private issuer, we will not be subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, although we intend to report our financial results on a quarterly basis, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. We may also present financial statements pursuant to IFRS instead of pursuant to U.S. generally accepted accounting principles, or U.S. GAAP. Furthermore, although the members of our management and supervisory boards will be required to notify the Israeli Securities Authority of certain transactions they may undertake, including with respect to our ordinary shares, our officers, directors and principal shareholders will be exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we will also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an emerging growth company.

Our Corporate Information

We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the TASE.

Our principal executive offices are located at 14 Einstein Street, Nes Ziona, Israel 74036, and our telephone number is (+972) (8) 930-2529. Our website is www.biondvax.com. Information contained on, or accessible through, our website is not incorporated by reference herein and shall not be considered part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

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THE OFFERING

Offering price	We currently estimate that the initial public offering price in this offering will be between $ and $ per ADS.

ADSs offered by us	Up to ordinary shares, represented by ADSs.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 45 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs solely to cover over-allotments, if any.

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Listing	We intend to apply to list the ADSs on the NASDAQ Capital Market under the symbol “BVXV”. No assurance can be given that our application will be approved. Our ordinary shares are listed on the TASE under the symbol “BNDX”.

Depositary	The Bank of New York Mellon, Depositary

The ADSs	Each ADS represents ordinary shares.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We expect that we will receive net proceeds of approximately $ million from this offering, assuming an initial public offering price of $ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows: (a) approximately $180,000 for a Phase 2 BVX-006 clinical trial; (b) approximately $233,000 for a Phase 2 BVX-007 clinical trial, expected to be performed in Europe in collaboration with the UNISEC Consortium; (c) subject to FDA approval to commence Phase 3 clinical trials, approximately $2,000,000 for the manufacturing of clinical grade Phase 3 vaccine batches and commercial batches over a period of 3 years; and (d) approximately $140,000 in consultant fees that we expect to incur in connection with our preparation to present to the FDA the results of our Phase 2 clinical trials for M-001 in connection with the submission of an IND application. We intend to use the remaining balance of the proceeds of this offering for working capital and other general corporate purposes. See “Use of Proceeds”.

Lock-up	We, our directors, our executive officers and certain of our existing shareholders and option holders will agree with the underwriters for this offering that we and they will not sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar Company’s securities for a period of 3 months after the date of the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk Factors	You should read the “Risk Factors” section starting on page 12 of this prospectus for a discussion of factors to consider before deciding to invest in our securities.

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The number of ordinary shares that will be outstanding immediately after this offering is based on 54,297,367 ordinary shares outstanding as of November 11, 2014. This number excludes, as of such date:

●	ordinary shares issuable upon the exercise of 5,082,769 options at a weighted average exercise price of NIS 0.88 ($ 0.26) per share;

●	ordinary shares issuable upon the exercise of 5,650,000 warrants (series 3) outstanding at a weighted average exercise price of NIS 1.80 (or $ 0.52) per share;

●	ordinary shares issuable upon the exercise of 5,685,000 warrants (series 4) outstanding at a weighted average exercise price of NIS 1.50 (or $ 0.44) per share;

●	ordinary shares issuable upon the exercise of 6,302,000 warrants (series 5) outstanding at a weighted average exercise price of NIS 1.50 (or $ 0.44) per share;

●	ordinary shares reserved for future issuances under our 2005 Share Option Plan; and

●	ordinary shares underlying the ADS purchase warrant to be issued to the representative in connection with this offering, at an exercise price per share equal to 125% of the public offering price.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to no exercise of outstanding options or warrants described above, the underwriters’ over-allotment option and the representative’s ADS purchase warrant.

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SUMMARY FINANCIAL DATA

The following tables summarize our financial data.  We have derived the summary statements of comprehensive loss data for the years ended 2011, 2012 and 2013 and the statement of financial position as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus.

The summary financial statement data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 are derived from our unaudited interim financial statements that are included elsewhere in this prospectus.  In the opinion of management, these unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods.  Results from interim periods are not necessarily indicative of results that may be expected for the entire year.  Our historical results are not necessarily indicative of the results that may be expected in the future.

Our consolidated financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

The following summary financial data should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31				Six months ended June 30
	2011	2012	2013	2013	2013	2014	2014
	NIS in thousands			Convenience translation into USD in thousands (2)	NIS in thousands		Convenience translation into USD in thousands (2)
Statements of comprehensive loss data: (1)
Research and development expenses	8,757	8,616	6,723	1,937	3,649	3,175	923
Participation by the OCS	(2,806)	(1,839)	(1,272)	(367)	(832)	(100)	(29)
Research and development, net of participations expenses	5,951	6,777	5,451	1,570	2,817	3,075	894
Marketing, general and administrative expenses	2,273	2,357	2,190	631	1,067	1,127	328
Operating loss	8,224	9,134	7,641	2,201	3,884	4,202	1,222
Financial income	(594)	(321)	(157)	(45)	(102)	(56)	(16)
Financial expenses	86	518	552	159	133	44	13
Financial income (expenses), net	(508)	197	395	114	31	(12)	(3)
Net loss	7,716	9,331	8,036	2,315	3,915	4,190	1,219
Loss (gain) from available-for-sale financial assets	24	(11)	(4)	(1)	-	3	1
Total comprehensive loss	7,740	9,320	8,032	2,314	3,915	4,193	1,220
Basic and Diluted net loss per share (NIS)	0.20	0.22	0.17	0.05	0.09	0.08	0.02
Weighted average number of shares outstanding used to compute basic and diluted loss per share	38,267	41,530	47,946	47,946	45,928	54,284	54,284

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	December 31,			June 30,
	2012	2013	2013	2014	2014
	NIS in thousands		Convenience translation into USD in thousands (2)	NIS in thousands	Convenience translation into USD in thousands (2)
Statement of financial position
Cash and cash equivalents	11,029	17,863	5,146	14,187	4,126
Marketable securities – short term	4,077	2,013	580	2,013	586
Other receivables	1,701	489	141	175	51
Marketable securities – long term	2,033	2,045	589	2,045	595
Property, plant and equipment	3,784	3,285	947	2,957	860
Other long term assets	601	128	37	288	84
Total assets	23,225	25,823	7,440	21,665	6,302
Trade payables	404	392	113	373	109
Other payables	565	1,390	400	1,197	348
Severance pay liability, net	48	55	16	59	17
Total liabilities	1,017	1,837	529	1,629	474
Total shareholders’ equity	22,208	23,986	6,911	20,036	5,828

_____________

(2)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options and warrants is anti-dilutive.

(3)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471 and for June 30, 2014 at the rate of one U.S. dollar per NIS 3.438, as applicable.

We prepare our financial statements in NIS. This prospectus contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data for the period ending on June 30, 2014, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.438 NIS to $1.00 U.S. dollar, the daily representative rate in effect as of June 30, 2014. In addition, unless otherwise noted, for the purposes of annual financial data for the period ending on December 31, 2013, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.471 NIS to $1.00 U.S. dollar, the daily representative rate in effect as of December 31, 2013. No representation is made that the NIS amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

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RISK FACTORS

An investment in our ordinary shares and ADSs involves a high degree of risk. We operate in a dynamic industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including the audited and unaudited financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in the ADSs. The following risks may adversely affect our business, financial condition, operating results and cash flows and cause the trading price of the ADSs to decline, and you could lose all or part of your investment.

Risks Related to Our Financial Position and Capital Requirements

We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2012 and 2013 and the six months ended June 30, 2014, we had net losses of NIS 9.3 million, NIS 8.0 million and NIS 4.2 million, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of June 30, 2014, we had an accumulated deficit of approximately NIS 65.9 million and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the ADSs and our ability to raise additional financing. A substantial decline in the value of the ADSs would also affect the price at which we could sell ordinary shares or ADSs to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of June 30, 2014, we had approximately $4,126,000 in cash and cash equivalents, a working capital of $4,306,000 and an accumulated deficit of $19,171,000.  As of November 4, 2014, we had sufficient cash and cash commitments to fund operations for at least 12 months if we do not raise additional capital including through this offering. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting CMOs, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, upon closing of this offering we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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Our future capital requirements depend on many factors, including:

●	the number and characteristics of the product candidates we pursue;

●	the scope, progress, results and costs of researching and developing M-001 and any future product candidate, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals for M-001 and any future product candidate;

●	the cost of commercialization activities if any of M-001 and any future product candidate are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing of M-001 and any future product candidate and any products we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate preclinical studies, clinical trials or other research and development activities for M-001 or any future product candidate or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize M-001 or any future product candidate.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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Risks Related to Development, Clinical Testing and Regulatory Approval of M-001 and Any Future Product Candidate

We have not yet commercialized any products, and we may never become profitable.

We currently have one product candidate, M-001, in non-FDA Phase 2 clinical development and no products on the market or close to entering the market. We do not know when or if we will complete our product development efforts, obtain regulatory approval for M-001 or successfully commercialize M-001. Even if we are successful in developing M-001 or any product candidate that we may develop in the future (if any), we will not be successful unless such product gains market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in th U.S. and other countries, and for the uses, we intend to pursue with respect to the commercialization of M-001 or any future product candidate;

●	the competitive environment;

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the establishment of external, and potentially, internal, sales and marketing capabilities to effectively market and sell M-001 or any future product candidate in the United States, Israel, Europe and other countries;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, patients, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for M-001 or any future product candidate. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We may not develop additional product candidates other than M-001.

M-001 is our only product candidate in development. Other than M-001, we may not develop additional product candidates based on our research and know-how and we may never attempt to develop other peptide-based products. As a result, our business and future success depends on our ability to obtain regulatory approval of and then successfully commercialize M-001.

We may never receive FDA regulatory approval for the performance of clinical trials in the U.S.

We currently intend, following completion of all planned non-FDA regulated Phase 2 clinical trials, to submit to the FDA an IND Application to conduct Phase 3 clinical trials in the U.S. In June 2013, we submitted an IND Application with the FDA, for a contemplated Phase 2 clinical trial intended to be conducted in the U.S., designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine. This IND Application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. We were unable to complete the IND Application process and ultimately converted our application into a Drug Master File due to difficulties that we experienced in obtaining the requisite H5N1 avian flu vaccine (which is not generally publicly available) required for the performance of the clinical trial, and in obtaining and providing to the FDA the certain required information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.) Although we believe that the previous preclinical and clinical trials we performed will serve as an adequate basis for FDA regulated clinical trials in the U.S., we may not receive FDA approval to conduct Phase 3 clinical trials in the U.S. Failure to receive FDA approval for the conduct of Phase 3 clinical trials in the U.S will materially reduce our target market and the future profitability of M-001, may have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA may require that we conduct further clinical trials, provide additional data and information, and meet additional standards for receipt of approval. If this were to occur, the time and financial resources required for obtaining FDA approval for Phase 3 clinical trials, and complications and risks associated therewith, would likely substantially increase. Moreover, while receipt of clinical trial approval by the FDA does not ensure the receipt of clinical trial approval in other countries, failure or delay in obtaining clinical trial approval by the FDA may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial approval in the U.S. or in other countries would impair our ability to develop M-001.

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If we receive approval to conduct Phase 3 clinical trials in Israel (but not the U.S.), we may nevertheless determine to abandon our development efforts with respect to M-001 as the small market size in Israel as compared to the markedly larger U.S. market would represent a significantly decreased market opportunity that we may determine does not justify our incurrence of the material expenses related to the development and commercialization of M-001 in Israel only.

M-001 is subject to extensive regulation and may never obtain regulatory approval.

M-001 must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the FDA or foreign regulatory authorities for all or any of the three indications for which it has undergone or is planned to undergo testing. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, including testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in preclinical testing and clinical trials. Satisfying FDA and foreign regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or FDA or foreign regulatory policy, during the process of product development, clinical trials and regulatory reviews. Failure to obtain FDA or foreign regulatory approval of M-001 in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of salable products and, therefore, corresponding product revenues.

M-001 and any product candidate we may develop in the future will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product, and if we fail to comply with such requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of FDA or foreign regulatory approval or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the products, manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

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●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If we or our collaborators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidates may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties, which would have a material adverse effect on our business, financial condition or results of operations.

If clinical trials for M-001 are prolonged or delayed, we would be unable to commercialize our M-001 on a timely basis, which would require us to incur additional costs and delay our receipt of any revenues from potential M-001 sales.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling patients or volunteers into clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and patients in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical study;

●	serious and unexpected drug-related side effects experienced by subjects and patients in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

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Clinical trials require sufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times. The failure to enroll patients in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of patients in a timely or cost-effective manner. Furthermore, enrolled patients may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the United States, we must submit an IND Application to the FDA and the IND Application must become effective. We conducted our completed Phase 1 and Phase 2 clinical trials for M-001 outside the United States (in Israel) and we expect be conduct our planned Phase 2 BVX-006 and BVX-007 clinical trials outside the United States (in Israel and Europe, respectively). We have not submitted an IND Application to enable us to conduct Phase 3 of M-001 in the United States.

We do not know whether our additional clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for M-001. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of M-001or any other future candidates could be limited.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. We were unable to complete an IND Application process, after we submitted an IND Application with the FDA in 2013, for a contemplated Phase 2 clinical trial intended to be conducted in the U.S., designed for the testing of M-001's safety and efficacy as a primer for the H5N1 Avian flu pandemic vaccine, due to difficulties with obtaining the requisite H5N1 avian flu vaccine (which is not publicly available) required for the performance of the clinical trial, and with providing the necessary details (e.g, manufacturer, dose, formulation, etc.) of said vaccine. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidates in accordance with cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of patient recruitment and enrollment;

●	lack of healthy volunteers and patients to conduct trials;

●	inability to monitor patients adequately during or after treatment;

●	failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

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●	failure of the FDA, institutional review boards, or IRBs, or other regulatory bodies to approve our clinical trial protocols;

●	inability or unwillingness of medical investigators and IRBs to follow our clinical trial protocols; and

●	lack of sufficient funding to finance the clinical trials.

In addition, we or regulatory authorities may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

We have only conducted Phase 1 and Phase 2 clinical trials and have never conducted a Phase 3 clinical trial or submitted an IND Application to conduct Phase 3 clinical trials in the U.S., and may be unable to do so for M-001 or any other future product candidates we may develop.

We have never conducted a Phase 3 clinical trial or submitted an IND Application for conducting Phase 3 clinical trials in the U.S. The submission of a successful IND application and, subject to receipt of required approvals, the conduct of later-stage clinical trials are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials, all in Israel and in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation , and have not conducted a Phase 3 clinical trial or any FDA approved clinical trials before. We also have had limited interactions with the FDA and have not discussed our Phase 3 clinical trial designs or implementation with the FDA. Consequently, we may be unable to successfully and efficiently execute and complete our planned Phase 2 clinical trials in a way that leads to the submission of an IND Application and approval of Phase 3 clinical trials for M-001. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to commence or complete, or delays in, our planned clinical trials, would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we are developing.

We may be forced to abandon development of M-001 altogether, which will significantly impair our ability to generate product revenues.

Upon the completion of any clinical trial, the results of such trial might not support the claims sought by us. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that M-001 is safe for humans and effective for indicated uses. Any such failure may cause us to abandon M-001 and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the relevant foreign regulatory authorities and, ultimately, our ability to commercialize M-001 and generate product revenues. If the clinical trials do not support our drug product claims, the completion of development of M-001 may be significantly delayed or abandoned, which would materially adversely affect our business, financial condition or results of operations.

Positive results in the previous clinical trials of M-001 may not be replicated in future clinical trials of such product candidate, which could result in development delays or a failure to obtain marketing approval.

Positive results in the previous clinical trials of M-001 may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for M-001 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or European Medicines Agency, or other applicable regulatory agency, approval for their products.

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If we experience delays in the enrollment of participants in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for M-001 or any future product candidate if we are unable to locate and enroll a sufficient number of eligible participants to participate in these trials as required by the FDA or other regulatory authorities. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians' and participants' perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in our clinical trials may result in increased development costs for M-001 and any future product candidate, which would cause our value to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

Although all of our efforts to date have been, and a substantial amount of our efforts in the future are expected to be focused on of the development of M-001, another possible future element of our strategy may include identifying and testing additional compounds that are optimized for peptide-based products. Research programs designed to identify additional product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying potential product candidates;

●	competitors may develop alternatives that render our product candidates obsolete;

●	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate may not be accepted as safe and effective by regulatory authorities, patients, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our stock price

Reimbursement may not be available for M-001 (if and when approved for commercial sale) or any future product candidates, which could make it difficult for us to sell such products profitably.

Market acceptance and sales of M-001 or any future product candidate will depend on coverage and reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. We cannot be sure that coverage and reimbursement will be available for our products. We also cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our products. If reimbursement is not available or is available only at limited levels, we may not be able to successfully compete through sales of our proposed products.

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Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the U.S. healthcare system have been introduced or proposed in Congress and in some state legislatures, including reducing reimbursement for prescription products and reducing the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products.

If M-001 is approved for commercialization and marketing in the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. The Centers for Medicare & Medicaid Services, or CMS has issued and will continue to issue regulations to implement the new law which will affect Medicare, Medicaid and other third-party payors. The CMS also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the Medicare Modernization Act and Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

Specifically, in both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, also called the Medicare Modernization Act, or MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and certain others, and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of certain outpatient drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These and future cost-reduction initiatives could decrease the coverage and price that we receive for our products, if approved, and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement under Medicare may result in a similar reduction in payments from private payors.

In March 2010, the Patient Protection and Affordable Care Act, as amended, or the Affordable Care Act, which was amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the United States. The goal of PPACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. Among other measures, PPACA imposes increased rebates on manufacturers for certain covered drug products reimbursed by state Medicaid programs. While we cannot predict the full effect PPACA will have on federal reimbursement policies in general or on our business specifically, the PPACA may result in downward pressure on drug reimbursement, which could negatively affect market acceptance of our products. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

We expect to experience pricing pressures in connection with the sale of any of our products, should we receive approval, generally due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative proposals. If we fail to successfully secure and maintain adequate coverage and reimbursement for our future products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our products and our business will be harmed.

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We are subject to extensive and costly government regulation.

The product we are developing is, and any products we may develop in the future will be, subject to extensive and rigorous domestic government regulation, including with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S. regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our products are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products under various regulatory provisions. M-001or any product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained the Israeli ministry of Health's approval and/or FDA approval for M-001 or any other a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding Israeli or U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of our proposed products to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of our clinical trials.

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any of our clinical trials, the commercial prospects for any affected product candidate would be harmed and our ability to generate product revenue would be delayed, possibly materially.

If we acquire or license additional technologies or product candidates, we may incur a number of additional costs, have integration difficulties and/or experience other risks that could harm our business and results of operations.

We may acquire and in-license additional product candidates and technologies. Any product candidate or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate or product developed based on in-licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any product candidate that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Risks Related to Our Business and Industry

We are a clinical stage biopharmaceutical company with no approved products, which makes it difficult to assess our future viability.

We are a clinical stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute our business plan, we will need to successfully:

●	execute on product candidate development activities;

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●	obtain required FDA and applicable foreign regulatory approvals for the development and commercialization of any product candidate;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our products;

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop product candidates, raise capital, expand our business or continue our operations.

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, our management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Dr. Ron Babecoff, our Chief Executive Officer, and Dr. Tamar Ben-Yedidia, our Chief Scientific Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, and management personnel, among others, to continue the development and commercialization of our current and future products. As of the date of this prospectus, we do not have key-man insurance on any of our officers or consultants.

As such, our future success highly depends on our ability to attract, retain and motivate personnel, including contractors, required for the development, maintenance and expansion of our activities. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees or consultants. The loss of personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation.

We face significant competition. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

We will compete against fully integrated pharmaceutical and biopharmaceutical companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing immuno-modulating products (including vaccines);

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

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Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Aventis, GlaxoSmithKline, Novartis, AstraZeneca, bioCSL, Baxter and Abbott (Solvay). Our direct competitors are companies and academic research institutes in various developmental stages attempting to develop a universal influenza vaccine, such as SEEK Group, Immune Targeting Systems (ITS) Ltd., Inovio Pharmaceuticals, Inc. and FluGen, Inc. See "Business – Competition". If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with M-001;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs in connection with product liability claims relating to our current or potential product candidates. We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits, which may result in substantial losses.

M-001 or any future product candidate could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render M-001 or any future product candidate ineffective or harmful in some patients, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by M-001 or any future product candidate could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any future product. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize our product candidate. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements and insider trading, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health-care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors intends to adopt a Code of Ethics to be effective upon the listing of our shares on the NASDAQ Capital Market (subject to submission and approval of our listing application). However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

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In addition, during the course of our operations, our directors, executives and employees may have access to material, nonpublic information regarding our business, our results of operations or potential transactions we are considering. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and the market price of the ADSs. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize our product candidate or future products. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of M-001 and any future product candidate. We currently have $3,000,000 of clinical trial liability insurance covering the clinical trials of M-001. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

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Recent disruptions in the financial markets and economic conditions could affect our ability to raise capital.

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The U.S. and certain foreign governments have recently taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our current management team has no experience in managing and operating a publicly traded U.S. company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Although our ordinary shares trade on the TASE and we file reports in Israel, our current management team has no experience managing and operating a publicly traded U.S. company. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation or financial condition and could result in delays in achieving the development of an active and liquid trading market for the ADSs.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, directly or indirectly through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits or licenses required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities or the facilities of our service providers. For instance, we have undergone inspections and obtained approvals from various governmental agencies.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries comprising the European Union, or the EU, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

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Risks Related to Our Intellectual Property

M-001 is based on an exclusive license from Yeda, and we could lose our rights to this license if a dispute with Yeda arises or if we fail to comply with the financial and other terms of the license.

We license our core intellectual property from Yeda under an exclusive license agreement, pursuant to which received an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products that are directly or indirectly based on certain patents and patent applications owned by Yeda and/or certain other intellectual property to be developed by Yeda and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will terminate upon the later of: (i) the expiration date of the last patent licensed thereunder; (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda will also be entitled to terminate the license agreement by written notice: (x) in the event we materially breach any of our obligations under the agreement, provided that such material breach is un-curable or, if curable, is not cured by us within 30 days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, 10 days) from receipt of notice of such breach; or (y) in the event of the appointment of a temporary or permanent liquidator to our Company or a resolution is passed to voluntary wind up our Company, or if an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (z) we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, other than pursuant to (i) through (iii) above, all rights and documents will be returned to Yeda, and we will be required to grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed form Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event that Yeda terminates the license agreement due to any reason other than (a), (b) or (x) through (z) above, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research fund actually expended by us for development. If Yeda terminates the license agreement or licenses to a third party the intellectual property licenses to us pursuant to the license agreement, or if any dispute arises with respect to our arrangement with Yeda, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our current product candidate is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated, it would have a material adverse effect on our business, prospects and results of operations.

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering our products and product candidates, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

●	the degree and range of protection any patents will afford us against competitors;

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●	the patents concerning our business activities were not registered in all countries and therefore our patent protection may be lacking in some territories;

●	if and when patents will be issued;

●	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

●	we may be subject to interference proceedings;

●	we may be subject to opposition or post-grant proceedings in foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed;

●	enforcement of patents is complex, uncertain and expensive; and

●	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

If patent rights covering our products and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from Yeda (or any other third-party in the future), will give us adequate protection from competing products. For example, issued patents, including the patents licensed by us, may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope.

In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

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Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome is favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate, technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with M-001 or any future product candidates. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

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●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed patent applications in many countries where significant markets exist.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are the same as or similar to M-001 or any future product candidate but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

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We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the Israeli Supreme Court ruled in 2012 that an employee who receives a patent or contributes to an invention during his employment may be allowed to seek compensation for such contributions from his or her employer, even if the employee’s contract of employment specifically states otherwise and the employee has transferred all intellectual property rights to the employer. The Israeli Supreme Court ruled that the fact that a contract revokes an employee’s right for royalties and compensation, does not rule out the right of the employee to claim their right for royalties. As a result, it is unclear whether and, if so, to what extent our employees may be able to claim compensation with respect to our future revenue. We may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006 and the fall of 2012, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008, January 2009, November 2012 and July 2014, there were escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Nes Ziona, Israel, which is within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence (such as the recent escalation in July 2014) during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This turbulence included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for causing additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and Levant (ISIL) is involved in hostilities in Iraq and Syria and have been growing in influence.. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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Our operations may be disrupted as a result of the obligation of Israeli citizens to perform military service.

Many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.

Investors may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us, or our executive officers and directors or asserting U.S. securities laws claims in Israel.

None of our directors or officers are residents of the United States, except for director Jack Rosen. Directors George Lowell and Benad Goldwasser are dual U.S. and Israel citizens. Most of our directors' and officers' assets and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors.

Moreover, among other reasons, including but not limited to, fraud or absence of due process, or the existence of a judgment which is at variance with another judgment that was given in the same matter if a suit in the same matter between the same parties was pending before a court or tribunal in Israel, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

We generally enter into non-competition agreements with our employees and key consultants. These agreements prohibit our employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

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In addition, Chapter 8 to the Israeli Patents Law, 5727-1967, or the Patents Law, deals with inventions made in the course of an employee’s service and during his or her term of employment, whether or not the invention is patentable, or service inventions. Section 134 of the Patents Law, sets forth that if there is no agreement which explicitly determines whether the employee is entitled to compensation for the service inventions and the extent and terms of such compensation, such determination will be made by the Compensation and Rewards Committee, a statutory committee of the Israeli Patents Office. The Israeli Supreme Court ruled in 2012 that an employee who contributes to a service invention during his or her employment may be allowed to seek compensation for such contributions from his employer, even if the employee’s contract of employment specifically states otherwise and the employee has assigned all intellectual property rights to the employer. The Israeli Supreme Court ruled that the fact that a contract revokes the employee’s right for royalties and compensation in connection with service inventions does not rule out the right of the employee to claim a right for royalties. Following such ruling, the Israeli Supreme Court remanded the proceedings to the District Court for further discussion and therefore the ultimate outcome has yet to be resolved. As a result, it is unclear if, and to what extent, our research and development employees may be able to claim compensation with respect to our future revenue. As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. See “Management — Approval of Related Party Transactions under Israeli Law.” Since Israeli corporate law underwent extensive revisions approximately 15 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date that a merger proposal was filed by each merging company with the Israel Registrar of Companies and at least 30 days from the date that the shareholders of both merging companies approved the merger. In addition, the holder of a majority of each class of securities of the target company must approve a merger. Moreover, a full tender offer can only be completed if the acquirer receives at least 95% of the issued share capital (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer, except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer), and the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition the court to alter the consideration for the acquisition (unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights).

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Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We have received Israeli government grants for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Encouragement of Industrial, Research and Development Law, 5744-1984, or the Research Law, to which we are subject due to our receipt of grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS, a recipient of OCS grants such as us must report to the applicable authority of the OCS regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Research Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the OCS, in a form provided under the OCS guidelines.

Because a certain portion of our expenses is incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operations expenses are in the U.S. Dollar and Euro. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

We have received Israeli government grants for certain of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to the repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs.

Under the Research Law, research and development programs which meet specified criteria and are approved by a committee of the OCS are eligible for grants (see “Business--Research Grants--Grants under the Israeli Encouragement of Industrial and Development Law”). The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the OCS on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity, as defined in the Encouragement of Industrial Research and Development Regulations (Royalty Rates and Rules for Payment), 5756-1996, or the Royalty Regulations, developed, in whole or in part, within the framework of an OCS-funded project or deriving therefrom. In accordance with the provisions of the Royalty Regulations, royalties are paid beginning from the date of the sale of the first product developed according to an OCS-funded project at rates between 3% to 6% of sales of the product, depending on the situation and applicable criteria, and are payable until the repayment of the full amount of the total OCS funding and accrued interest (LIBOR), or in certain cases, payable up to the increased royalty cap. The terms of the OCS participation also require that products developed using government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case only notification is required) and additional payments are made to the OCS. However, this does not restrict the export of products that incorporate the funded technology. Following the full payment of such royalties and interest, there is generally no further liability for payment. Nonetheless, the restrictions under the Research Law (as generally specified herein) will continue to apply even after we have repaid the full amount of royalty payable pursuant to the grants.

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Subject to prior consent of the OCS, we may transfer the OCS-funded know-how to another Israeli company. If the OCS-funded know-how is transferred to another Israeli entity, the transfer would still require OCS approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company's responsibilities towards the OCS as a condition to OCS approval.

Our research and development efforts have been financed, partially, through grants that we have received from the OCS.  We therefore must comply with the requirements of the Research Law and related regulations.  As of June 30, 2014, we have received NIS 16.5 million ($ 4.3 million) in OCS grants. We have not received additional OCS grants from June 30, 2014 and until the date of this prospectus. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties outside of Israel of rights related to M-001, which has been developed with OCS funding. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. We may be required to pay penalties in addition to repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs. OCS approval is not required for the export of any products resulting from the OCS funded research or development in the ordinary course of business.

Risks Related to the ADSs and the Offering

The ADSs have no prior trading history in the U.S., and an active market may not develop, which may limit the ability of our investors to sell the ADSs in the U.S.

There is no public market for the ADSs or our ordinary shares in the U.S. Although we intend to apply to list the ADSs on the NASDAQ Capital Market, such application may not be approved and, even if it is approved, an active trading market for the ADSs may never develop or may not be sustained if one develops. If an active market for the ADSs does not develop, it may be difficult for you to sell your ADSs.

We will incur significant additional increased costs as a result of the listing of the ADSs for trading on the NASDAQ Capital Market and thereby becoming a public company in the United States as well as in Israel, and our management will be required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

If our listing application is approved, upon the successful completion of this offering and the listing o our ADSs on the NASDAQ Capital Market, we will become a publicly traded company in the U.S. As a public company in the U.S., we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

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Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We have not determined whether we have previously been a PFIC for any year, including 2013, or whether we will be a PFIC in 2014 or in future years. Because, among other things, PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we are not or will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Taxation — U.S. Federal Income Tax Consequences”, owns ADSs, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of the ADSs classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of ADS sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs; however, we do not intend to provide the information necessary for U.S. Investors to make “qualified electing fund elections” if we are classified as a PFIC. See “Taxation — U.S. Federal Income Tax Consequences.”

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of the ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of the ADSs. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make the ADSs less attractive to investors.

For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

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We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act.:

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

As a “foreign private issuer,” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the NASDAQ Capital Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, board independence requirements, director nomination procedures and quorum requirements. In addition, we may follow our home country law instead of the listing rules of the NASDAQ Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of us, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. We also intend to follow our home country rules regarding the periodic approval of and changes to the formal charter for our compensation committee instead of the listing rules of the NASDAQ Capital Market. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the NASDAQ Capital Market applicable to domestic U.S. issuers. See “Management — NASDAQ Capital Market listing rules and Home Country Practices.”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of the ADSs or their trading volume.

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The market price for the ADSs may be volatile.

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the approvals necessary to commence further clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares or the ADSs are covered by analysts;

●	future issuances of ordinary shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

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In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Our ordinary shares and the ADSs will be traded on different markets and this may result in price variations

Our ordinary shares have been traded on the TASE since August 2007. If our application is approved, we expect that the ADSs will be traded on The NASDAQ Capital Market following the completion of this offering. Trading in these securities on these markets will take place in different currencies (dollars on NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors.

Substantial future sales or perceived potential sales of our ordinary shares or ADSs in the public market could cause the price of our ordinary shares and the ADSs to decline.

Substantial sales of our ordinary shares or the ADSs, either on the TASE or on NASDAQ, including in this offering, may cause the market price of our ordinary shares or ADSs to decline. All of our outstanding ordinary shares are registered and available for sale in Israel. Sales by us or our security holders of substantial amounts of our ordinary shares or ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares or ADSs.

The issuance of any additional ordinary shares, any additional ADSs, or any securities that are exercisable for or convertible into our ordinary shares or ADSs, may have an adverse effect on the market price of our ordinary shares and the ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

Furthermore,          ordinary shares outstanding after this offering will be available for sale, upon the expiration of the three (3) month lock-up period beginning from the closing of this offering, subject to any other restrictions as applicable under Israeli Law. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the ADSs could decline.

We have not paid, and do not intend to pay, dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends our ordinary shares in the foreseeable future. Moreover, the Israeli Companies Law, as amended, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. See “Description of Share Capital — Dividends” for additional information. As a result, investors in the ADSs or ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

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You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Following the completion of this offering, our board of directors will have the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares issuable upon the exercise of outstanding warrants and options. Issuances of additional shares would reduce your influence over matters on which our shareholders vote.

You will experience immediate dilution in book value of any ADSs you purchase.

Because the price per ADS being offered is substantially higher than our net tangible book value per ADS, you will suffer substantial dilution in the net tangible book value of any ADS you purchase in this offering. If the underwriters exercise their over-allotment option, you may experience additional dilution. See “Dilution”.

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Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of ADSs (see “Use of Proceeds”). Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of the ADSs to decline.

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SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about our expectations, beliefs and intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

This prospectus identifies important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements, particularly those set forth under the heading “Risk Factors.”

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, except as required by applicable law. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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EXCHANGE RATE INFORMATION

As of November 11, 2014, the daily representative exchange rate of NIS per U.S. dollars was 3.815. The following table sets forth information regarding the exchange rates of NIS per U.S. dollars for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2013	3.7910	3.4710	3.6094	3.471
2012	4.0840	3.7000	3.8580	3.7330
2011	3.8210	3.3630	3.5791	3.8210
2010	3.8940	3.5490	3.7319	3.5490
2009	4.2560	3.6900	3.9234	3.7750

	NIS per U.S. $
Six Months Ended June 30,	High	Low	Average	Period End
2014	3.5490	3.4320	3.4814	3.4380
2013	3.7910	3.5560	3.6668	3.6180

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
October 2014	3.7930	3.6440	3.7930	3.7840
September 2014	3.6950	3.5780	3.6272	3.6950
August 2014	3.5720	3.4150	3.500	3.5680
July 2014	3.4360	3.4020	3.4215	3.4290
June 2014	3.4760	3.4320	3.4536	3.4380
May 2014	3.4900	3.4470	3.4654	3.4750

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PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “BNDX” since June 18, 2007. No trading market currently exists for our ordinary shares in the United States. We intend to apply to list the ADSs on the NASDAQ Capital Market under the symbol “BVXV.” No assurance can be given that our application will be approve. We intend to request that the Tel Aviv Stock Exchange change our symbol to “BVXV.” prior to the closing of this offering.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013	1.052	0.597
2012	1.712	0.736
2011	3.139	1.37
2010	4.005	2.026
2009	7.70	0.28
Quarterly:
Fourth Quarter 2014 (through November 11, 2014)	0.692	0.713
Third Quarter 2013	0.785	0.583
Second Quarter 2014	0.79	0.69
First Quarter 2014	0.796	0.575
Fourth Quarter 2013	0.817	0.601
Third Quarter 2013	0.822	0.638
Second Quarter 2013	0.751	0.597
First Quarter 2013	1.052	0.668
Fourth Quarter 2012	1.225	0.794
Third Quarter 2012	0.944	0.736
Second Quarter 2012	1.299	0.830
First Quarter 2012	1.712	1.072
Most Recent Six Months:
October 2014	0.595	0.687
September 2014	0.707	0.594
August 2014	0.743	0.681
July 2014	0.738	0.788
June 2014	0.749	0.695
May 2014	0.787	0.729

As of November 11, 2014, there were two shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of most our shareholders who hold ordinary shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Bank Leumi Registration Company Ltd.  As of November 11, 2014, there were no record holders of our ordinary shares in the United States.

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USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $[ ] million (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) or approximately $[__] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of $[__] per ADS, which is the mid-point of the price range on the cover of this prospectus. Each $1.00 increase (decrease) in the assumed initial public offering price of $[__] per ADS would increase (decrease) the net proceeds to us from this offering by approximately $[__] million, or approximately $[__] million if the underwriter exercise their over-allotment option in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering as follows:

●	Approximately $180,000 for BVX-006, a Phase 2 clinical trial approved to be conducted in Israel (see “Business—Results of our clinical and preclinical trials—Clinical Trials—BVX-006”);

●	Approximately $233,000 for BVX-007, a Phase 2 clinical trial, expected to be performed in Europe in in collaboration with the UNISEC Consortium, to complete the grant of approximately $690,000 previously approved by the UNISEC Consortium for this purpose;

●	subject to FDA approval to commence Phase 3 clinical trials, approximately $2,000,000 for the manufacturing of clinical grade Phase 3 vaccine batches and commercial batches over a period of 3 years, and for costs which may be incurred in connection with any necessary adaptations to the manufacturing CMO's facilities;

●	Approximately $140,000 in consultant fees that we expect to incur in connection with our preparation to present to the FDA the results of our Phase 2 clinical trials for M-001 in connection with the submission of an IND.

We will use the remaining balance for working capital expenditures and other general corporate purposes. The amounts and schedule of our actual expenditures will depend on multiple factors including the progress of our clinical development and regulatory efforts, the status and results of the clinical trials, the pace of our partnering efforts in regards to manufacturing and commercialization and the overall regulatory environment. Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

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DIVIDENDS AND DIVIDEND POLICY

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Description of Share Capital — Dividends.” In addition, if we pay a dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption. See “Taxation — Israeli Tax Considerations and Government Programs.”

If we pay any dividends, we will also pay such dividends to the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid to ADS holders in U.S. dollars.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and capitalization as of June 30, 2014:

●	on an actual basis; and

●	on a pro forma, as adjusted, basis to also give effect to: our sale of ADSs in this offering at an assumed initial public offering price of $ per ADS, the mid-point of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option or the representative’s warrants.

You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The data below based on the June 30, 2014 exchange rate of 3.438 = $1.00

	As of June 30, 2014
	Actual		As Adjusted
	In thousands, in $
Cash and cash equivalents, and marketable securities	5,307

Shareholders’ equity:
Ordinary shares	-*	)
Share Premium	24,256
Options	738
Unrealized gain on available-for-sale financial assets	5
Accumulated deficit	(19,171)
Total shareholders’ equity	5,828
Total capitalization	5,828

*) The amount is less than 1 USD.

A $1.00 increase (decrease) in the assumed public offering price of $[______] per ADS, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders' equity by approximately $ [______] million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A [______] ADS increase in the number of ADSs offered by us together with a concomitant $1.00 increase in the assumed public offering price of $[______] per ADS would increase our as adjusted cash and cash equivalents by approximately $[______] million after deducting estimated underwriting discounts and estimated offering expenses payable by us. Conversely, a [______] ADS decrease in the number of ADSs offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $[______] per ADS would decrease our as adjusted cash and cash equivalents by approximately $[______] million after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The number of ordinary shares that will be outstanding immediately after this offering is based on 54,297,367 ordinary shares outstanding as of November 11, 2014. This number excludes:

●	ordinary shares issuable upon the exercise of 5,082,769 options outstanding as of November 11, 2014, at a weighted average exercise price of NIS 0.88 ($0.26) per share;

●	ordinary shares issuable upon the exercise of 5,650,000 warrants (series 3) outstanding as of November 11, 2014 at a weighted average exercise price of NIS 1.80 (or $0.52) per share;

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●	ordinary shares issuable upon the exercise of 5,685,000 warrants (series 4) outstanding as of November 11, 2014 at a weighted average exercise price of NIS 1.50 (or $0.44) per share;

●	ordinary shares issuable upon the exercise of 6,302,000 warrants (series 5) outstanding as of November 11, 2014, at a weighted average exercise price of NIS 1.50 (or $0.44) per share;

●	ordinary shares reserved for future issuances under our 2005 Share Option Plan; and

●	ordinary shares underlying the ADS purchase warrant to be issued to the representative in connection with this offering, at an exercise price per share equal to 125% of the public offering price.

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DILUTION

If you purchase ADSs in this offering, your ownership interest in us will be diluted to the extent of the difference between the public offering price per ADSs you will pay in this offering and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the per initial public offering price per ordinary shares is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our historical net tangible book value as of June 30, 2014, was approximately NIS 20.0 million, or $5.8 million, corresponding to a net tangible book value of NIS 0.369 or $0.107 per ordinary share or $[] per ADS (using the ratio of [__] ordinary shares to one ADS), as of such date. We calculate our historical net tangible book value per share or per ADS by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the actual total number of ordinary shares or ADSs outstanding, as applicable. On a pro forma basis, giving effect to the sale of the ADSs in this offering at an assumed public offering price of NIS [___] or $[___] per ADS (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our historical net tangible book value was NIS [___] or $[___] per ordinary share or $[__] per ADS (using the ratio of [__] ordinary shares to one ADS).

The pro forma as adjusted net tangible book value per share as of June 30, 2014 was NIS [___] or $[___] per ordinary share or $[__] per ADS (using the ratio of [__] ordinary shares to one ADS). The pro forma as adjusted net tangible book value per share gives effect to the sale and issuance of the ADSs in this offering at an offering price of $[__] per ADS, which is the mid-point of the price range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted net tangible book value per share after the offering is calculated by dividing the pro forma net tangible book value of NIS [______] or $[______], by [_____], which is equal to our pro forma issued and outstanding ordinary shares. The difference between the public offering price and the pro forma net tangible book value per share represents an immediate increase in the net tangible book value of NIS [___], or $[___] per ordinary share or $[___] per ADS to existing shareholders and immediate dilution of NIS [___], $[___], per share to new investors purchasing the ADSs in this offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per ADS	NIS	$
Increase in net tangible book value per share attributable to purchasers purchasing ADSs in this offering
Pro forma net tangible book value per share of ADSs, as adjusted to give effect to this offering
Dilution per ADS to purchasers in this offering	NIS	$

A $1.00 increase (decrease) in the assumed initial public offering price of $ [___] per ADS would increase (decrease) our pro forma net tangible book value per ADS after this offering by $ [___] and the dilution per ADS to new investors by $[___], assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ADSs we are offering.

An increase of [___] ADSs in the number of ADSs offered by us, together with a concomitant $1.00 increase in the assumed public offering price of $ [___] per share would increase our pro forma net tangible book value after this offering by approximately $[___] million and the pro forma net tangible book value per ADS after this offering by $ [___] per ADS and would increase the dilution per ADS to new investors by $ [___], after deducting estimated underwriting discounts and estimated offering expenses payable by us. Conversely, a decrease of [___] ADSs in the number of ADSs offered by us together with a concomitant $1.00 decrease in the assumed public offering price of $ [___] per share would decrease our pro forma net tangible book value after this offering by approximately $ [___] million and the pro forma net tangible book value per ADS after this offering by $ [___] per ADS and would decrease the dilution in net tangible book value per ADS to new investors by $ [___], after deducting estimated underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of the offering determined at pricing.

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The following table summarizes, on a pro forma as adjusted basis as of June 30, 2014, the differences between the number of ordinary shares purchased from us (treating each ADS as [__] ordinary shares), the total consideration paid to us and the average price per ordinary share paid by existing holders of our ordinary shares and by investors in this offering (treating each ADS as [__] ordinary shares) in purchases of the ADSs from us and by purchasers in this offering. As the table shows, new purchasers purchasing ADSs in this offering will pay an average price per ordinary share [substantially higher] than our existing shareholders paid. The table below is based on [_____] ordinary shares outstanding immediately after the consummation of this offering (including those represented by the ADSs) and does not give effect to the ordinary shares reserved for future issuance under our Share Option 2005 Plan, or the 2005 Plan, or outstanding warrants. A total of [_____] ordinary shares have been reserved for future issuance under our 2005 Plan, by which we have granted options to purchase [______] shares thereunder as of [most recent practicable date], 2014. We have also reserved for issuance [_______] ordinary shares for issuance upon the exercise of all outstanding warrants. The table below is based upon a public offering price of NIS [__] or $[__], per ordinary share purchased in this offering (treating each ADS as [__] ordinary shares), the mid-point of the price range on the cover of this prospectus, after excluding underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriter’s over-allotment option or the underwriter’s warrants:

	Shares Purchased			Total Consideration				Average Price Per Share	Average Price Per Share
	Number	Percent		Amount	Amount	Percent		(NIS)	(USD)
				(thousands in NIS)	(thousands in USD)
Existing shareholders			%		$		%		$
Purchasers in this offering
Total			%		$		%		$

To the extent that new options are granted under our 2005 Plan and /or that any options are exercised, there will be further dilution to investors purchasing ordinary shares represented by the ADSs in this offering.

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SELECTED FINANCIAL DATA

The following tables summarize our financial data.  We have derived the selected statements of comprehensive loss data for the years ended December 31, 2011, 2012 and 2013 and the balance sheet data as of December 31, 2012 and 2013 from our audited financial statements included elsewhere in this prospectus.  The selected financial statement data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 are derived from our unaudited interim financial statements that are included elsewhere in this prospectus.  In the opinion of management, these unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods.  Results from interim periods are not necessarily indicative of results that may be expected for the entire year.  Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Our financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the IASB, and reported in NIS.

	Year ended December 31				Six months ended June 30
	2011	2012	2013	2013	2013	2014	2014
	NIS in thousands			Convenience translation into USD in thousands (2)	NIS in thousands		Convenience translation into USD in thousands (2)
Statements of comprehensive loss data: (1)
Research and development expenses	8,757	8,616	6,723	1,937	3,649	3,175	923
Less participation in Research and development expenses	(2,806)	(1,839)	(1,272)	(367)	(832)	(100)	(29)
Research and development expenses, net	5,951	6,777	5,451	1,570	2,817	3,075	894
Marketing General and administrative expenses	2,273	2,357	2,190	631	1,067	1,127	328
Operating loss	8,224	9,134	7,641	2,201	3,884	4,202	1,222
Financial income	(594)	(321)	(157)	(45)	(102)	(56)	(16)
Financial expenses	86	518	552	159	133	44	13
Financial income (expenses), net	(508)	197	395	114	31	(12)	(3)
Net loss	7,716	9,331	8,036	2,315	3,915	4,190	1,219
Loss (gain) from available-for-sale financial assets	24	(11)	(4)	(1)	-	3	1
Comprehensive loss	7,740	9,320	8,032	2,314	3,915	4,193	1,220
Loss per ordinary share – basic and diluted	0.20	0.22	0.17	0.05	0.09	0.08	0.02
Weighted average number of shares outstanding used to compute basic and diluted loss per share	38,267	41,530	47,946	47,946	45,928	54,284	54,284

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	December 31,			June 30,
	2012	2013	2013	2014	2014
	NIS in thousands		Convenience translation into USD in thousands (2)	NIS in thousands	Convenience translation into USD in thousands (2)
Statement of financial position
Cash and cash equivalents	11,029	17,863	5,146	14,187	4,126
Marketable securities – short term	4,077	2,013	580	2,013	586
Other receivables	1,701	489	141	175	51
Marketable securities – long term	2,033	2,045	589	2,045	595
Property, plant and equipment	3,784	3,285	947	2,957	860
Other long term assets	601	128	37	288	84
Total assets	23,225	25,823	7,440	21,665	6,302
Trade payables	404	392	113	373	109
Other payables	565	1,390	400	1,197	348
Severance pay liability, net	48	55	16	59	17
Total liabilities	1,017	1,837	529	1,629	474
Total shareholders’ equity	22,208	23,986	6,911	20,036	5,828

(1)	Data on diluted loss per share were not presented in the financial statements because the effect of the exercise of the options and warrants is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471 and for June 30, 2014 at the rate of one U.S. dollar per NIS 3.438.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion along with our financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” U.S. dollar amounts herein have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of June 30, 2014 (NIS 3.438 = $1.00) and as of December 31, 2013 (NIS 3.471 = $1.00), as applicable. Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Special Note About Forward-Looking Statements.” We have prepared our financial statements in accordance with IFRS, as issued by the IASB.

Overview

We are a clinical stage biopharmaceutical company focused on developing and, ultimately, commercializing immunomodulation therapies for infectious diseases. Our current product candidate, M-001, is a synthetic peptide-based protein, targeting both seasonal and pandemic strains of the influenza virus. Unlike existing influenza vaccines, which offer only strain specific seasonal protection or pandemic prevention, M-001 is designed to provide long-lasting protection against multiple existing and future influenza strains. As a result, we believe that M-001 has the potential to become an attractive alternative to existing influenza vaccines.

M-001 is based on research initially conducted at the Weizmann Institute over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we have continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben-Yedidia and, at present, we own or license four families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035. Many of the patent applications are already issued as patents or allowed.

According to a report by the CDC, annual seasonal influenza vaccines in the US were found to be effective in preventing the onset of the influenza virus in between 8% and 48% of healthy adults during the influenza seasons from 2004 to 2008 (depending on the particular season and the statistical significance of the sample). Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common during the then upcoming influenza season or that are predicted to be most likely to cause a pandemic outbreak in the then upcoming influenza season. Furthermore, as seasonal and pandemic influenza vaccines are strain-specific, most existing vaccines only target those specific strains and do not cope with the ever-changing nature of the influenza virus. In addition, according to BARDA, which is responsible for the advanced development and procurement of medical countermeasures for pandemic influenza in the United States, the production cycle of existing influenza vaccines is long (approximately 6 months), considerably limiting the ability to timely immunize the non-affected population in case of a pandemic outbreak.

We intend to seek regulatory approvals to market M-001 for all three indications, the Universal Standalone Indication, the Universal Seasonal Primer for Elderly Indication and the Universal Pandemic Primer Indication

History of Losses

Since our inception, we have generated significant losses in connection with our research and development, including the clinical development of M-001. As of June 30, 2014, we had an accumulated deficit of NIS 65.9 million (approximately $19.2 million). We expect that we will incur additional losses in the near future as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we will need to obtain additional funds to further develop our research and development programs and our product candidate.

As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the six months ended June 30, 2014 and for the year ended December 31, 2013, our net loss was approximately NIS 4.2 million (approximately $1.2 million) and NIS 8.0 million (approximately $2.2 million), respectively.

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We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings on the TASE), funding received from the OCS and other funds. From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 17.8 million in various private placements. We received approximately NIS 17.0 million in gross proceeds from our initial public offering in Israel and have raised an additional NIS 53.5 million from various public offerings since June 2007. As of December 31, 2013 and June 30, 2014, we had approximately NIS 14.2 (approximately $4.1 million), and NIS 4.1 million (approximately $1.2 million), respectively of cash, cash equivalents and marketable securities.

Operating Expenses

Our current operating expenses consist of two components, research and development expenses and general and administrative expenses.

Research and Development Expenses:

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop M-001. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future clinical development projects. Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of M-001 for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to conduct additional clinical trials for M-001.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of M-001, as well as ongoing assessments of M-001’s, and any future product candidates’ commercial potential. As we obtain results from clinical studies, we may elect to discontinue or delay clinical studies for M-001 and any future product candidate in certain indications in order to focus our resources on more promising product candidates. Completion of clinical studies may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical product development. The lengthy process of completing clinical studies and seeking regulatory approval for M-001 requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Marketing, General and Administrative Expenses:

Our general and administrative expenses consist primarily of salaries and expenses related to employee benefits, including share-based compensation, for our general and administrative employees, which includes employees in executive and operational roles, including finance and human resources, as well as consulting, legal and professional services related to our general and administrative operations.

We expect our general and administrative expenses, such as accounting and legal fees, to increase after we become a public company in the United States.

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Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents and foreign currency exchange income. Financial expenses consist primarily of expenses related to bank charges and foreign currency exchange expense.

Results of Operations

The table below provides our results of operations for the year ended December 31, 2013 as compared to the years ended December 31, 2012 and 2011, and for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

	2011	2012	2013	2013	2013	2014	2014
	NIS in thousands			Convenience translation into $in thousands	NIS in thousands		Convenience translation into $in thousands
Research and development expenses	8,757	8,616	6,723	1,937	3,649	3,175	923
Less participation in Research and development expenses	(2,806)	(1,839)	(1,272)	(367)	(832)	(100)	(29)
Research and development expenses, net	5,951	6,777	5,451	1,570	2,817	3,075	894
Marketing, General and administrative expenses	2,273	2,357	2,190	631	1,067	1,127	328
Operating loss	8,224	9,134	7,641	2,201	3,884	4,202	1,222
Financial income	(594)	(321)	(157)	(45)	(102)	(56)	(16)
Financial expenses	86	518	552	159	133	44	13
Financial expenses (income), net	(508)	197	395	114	31	(12)	(3)
Net loss	7,716	9,331	8,036	2,315	3,915	4,190	1,219

	NIS	NIS		USD	NIS		USD
Basic and diluted loss per ordinary share	0.20	0.22	0.17	0.05	0.09	0.08	0.02

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Research and Development Expenses

Our research and development expenses, net for the six months ended June 30, 2014 amounted to NIS 3.08 million ($0.85 million) compared to NIS 2.82 million ($0.82 million) for the six months ended June 30, 2013. This increase primarily resulted from lower OCS funding compared to the six months ended June 30, 2013 in the amount of NIS 0.73 million ($0.21 million) offset in part by lower subcontractors expenses. Subcontractors expenses were higher during the six months ended June 30, 2013, as a result of our preparation for the European QP cGMP audit of our production facility during such time.

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Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the six months ended June 30, 2014 amounted to NIS 1.13 million ($0.31 million) compared to NIS 1.07 million ($0.31 million) for the six months ended June 30, 2013. This increase primarily resulted from higher share based compensation (option grants) to a new member of our board and to a new consultant of our company.

Financial Expense (Income), Net

For the six months ended June 30, 2014, in addition to bank fees, we had income from interest on cash equivalents in the amount of NIS 0.06 million ($0.02 million) .

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we did not yet generate revenues since our inception, our net loss for the six months ended June 30, 2014 was NIS 4.19 million ($1.22 million), compared to our net loss for the six months ended June 30, 2013 of NIS 3.91 million ($1.1 million).

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2013 amounted to NIS 6.72 million (approximately $1.94 million) compared to NIS 8.62 million ($2.48 million) for the year ended December 31, 2012.  The decrease in 2013 compared to 2012 was primarily a result of the completion of the last clinical trial (BVX-005) in the first quarter of 2012. Less the participation from the OCS grants the research and development expenses, net amounted to NIS 5.45 million ($1.58 million) compared to NIS 6.78 million ($1.95 million) for the year ended December 31, 2012.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2013 amounted to NIS 2.19 million (approximately $0.63 million) compared to NIS 2.36 million ($0.68 million) for the year ended December 31, 2012. The decrease in 2013 compared to 2012 primarily resulted from lower professional services in the amount of NIS 0.16 million ($0.05 million).

Financial Expense (Income), Net

In addition to bank fees and changes in exchange rates, we had income from interest on cash equivalents in the amount of NIS 0.1 million ($0.03 million)  in the year ended December 31, 2013 compared to NIS 0.25 million ($0.07 million) in the year ended December 31, 2012.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet  generate revenues since our inception, our net loss for the year ended December 31, 2013 was NIS 8.03 million ($2.31 million), compared to our net loss for the year ended December 31, 2012 of NIS 9.33 million ($2.68 million). The decrease in 2013 compared to 2012 primarily resulted from a reduction in professional fees, lower labor costs and reduction in research and development consultants.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2012 amounted to NIS 8.62 million (approximately $2.48 million) compared to NIS 8.76 million ($2.52million) for the year ended December 31, 2011. The decrease in 2012 compared to 2011was primarily a result of the completion of the last clinical trial (BVX-005) in the first quarter of 2012. Less the participation from the OCS grants the research and development expenses, net amounted to NIS 6.78 million ($1.95million) compared to NIS 5.95 million ($1.71 million) for the year ended December 31, 2011.

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Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2012 amounted to NIS 2.36 million (approximately $0.68 million) compared to NIS 2.27 million ($0.65million) for the year ended December 31, 2011. The increase in 2012 compared to 2011 primarily resulted from higher amount of share-based compensation.

Financial Expense (Income), Net

In addition to bank fees and changes in exchange rates, we had income from interest on cash equivalents in the amount of NIS 0.25 million ($0.07 million)  in the year ended December 31, 2012 compared to NIS 0.46 million ($0.13 million) in the year ended December 31, 2011.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet  generate revenues since our inception, our net loss for the year ended December 31, 2012 was NIS 9.33 million ($2.68 million), compared to our net loss for the year ended December 31, 2011 of NIS 7.72 million ($2.22 million).  The increase in 2012 compared to 2011 primarily results from a decrease in the OCS grants in the amount of approximately NIS 1.0 million.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities in Israel and grants from the OCS. We also had a Standby Equity Purchase Agreement with a private fund, as an additional source of financing. See "Material Agreements" for further description of this agreement.

As of December 31, 2013, we had cash and cash equivalents and marketable securities of NIS 21.9 million ($6.3 million) as compared to NIS 17.1 million as of December 31, 2012 ($4.9 million). This increase is due primarily to the receipt of NIS 9.3 million ($2.7 million) from the sale of ordinary shares, warrants (series 4) and warrants (series 5) in a public offering completed by us in Israel in February and October, 2013, offset in part by our operating expenses for the period.

Net cash used in operating activities was NIS 4.2 million ($1.2 million) for the year ended December 31, 2013, compared with net cash used in operating activities of NIS 7.0 million ($2.0 million) for the year ended December 31, 2012 and NIS 9.7 million ($2.8 million) for the year ended December 31, 2011.We had positive cash flow from financing activities of NIS 9.2 million ($2.7 million) for the year ended December 31, 2013 as compared to positive cash flow of NIS 4.9 million ($1.4 million) for the year ended December 31, 2012 and compared to a positive cash flow of NIS 4.7 million ($1.4 million) for the year ended December 31, 2011. The positive cash flow from financing activities for the year ended December 31, 2013 was due to the issuance of shares and options.

As of June 30, 2014, we had cash and cash equivalents and financial assets at fair value of NIS 18.2 million (approximately $5.3 million) as compared to approximately NIS 19.8 million as of June 30, 2013. This decrease is primarily due to ongoing research costs.

Net cash used in operating activities was NIS 3.4 million ($1.0 million) for the six month ended June 30, 2014, compared with net cash used in operating activities of approximately NIS 2.1 million ($5.7 million) for the six month ended June 30, 2013.

Net cash used in investing activities for the six month ended June 30, 2014 was NIS 0.2  million ($0.06 million) mainly from changes in restricted cash. Net cash provided by investing activities for the six month ended June 30, 2013 was NIS 2.1 million ($0.6 million) mainly from proceeds from marketable securities.

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Current Outlook

According to our estimates and based on our budget, we believe our existing cash resources will be sufficient to fund out projected cash requirements for at least the next 12 months. Even if we are able to raise funds in the offering contemplated herein, we believe we will need to raise significant additional funds before we have any cash flow from operations, if at all.

Developing drugs, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe that our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 12 months, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials of our product candidate, obtain regulatory approval for M-001, obtain commercial manufacturing capabilities and commercialize our product candidate. We currently anticipate that, assuming consummation of the current offering, we will utilize approximately $0.5 million for clinical trial activities over the course of the next 12 months. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds from the current offering, debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, M-001 or any future product candidate.

As of November 11, 2014, we have received $4.3 million in OCS grants.

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Contractual Obligations

Our significant contractual obligations as of December 31, 2013 included the following (in thousands):

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Lease Obligations in NIS	390	180	210	-	-
Operating Lease Obligations in $	113	52	61	-	-

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment, as of December 31, 2013.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quantitative and Qualitative Disclosure of Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. Our market risk exposure is primarily a result of interest rates and foreign currency exchange rates.

Interest Rate Risk

Following the date of this prospectus, we do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents and financial assets at fair value. Following the date of this prospectus, we may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, our functional and reporting currency, mainly against the U.S. dollar and the Euro. Although the NIS is our functional currency, a small portion of our expenses are denominated in both U.S. dollar and Euro. Our U.S. dollar and Euro expenses consist principally of payments made to sub-contractors and consultants for clinical trials and other research and development activities as well as payments made to purchase new equipment. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the NIS fluctuates significantly against either the U.S. dollar or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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Trend Information

We are a clinical stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Application of Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Research and development expenses

Research expenses are recognized as expenses when incurred. Costs incurred on development projects are recognized as intangible assets as of the date as of which it can be established that it is probable that future economic benefits attributable to the asset will flow to us considering its commercial feasibility. This is generally the case when regulatory approval for commercialization is achieved and costs can be measured reliably. Given the current stage of the development of our products, no development expenditures have yet been capitalized. Intellectual property-related costs for patents are part of the expenditure for the research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Equity-based compensation

We account for our equity-based compensation for employees in accordance with the provisions of IFRS 2 “Share-based Payment,” which requires us to measure the cost of equity-based compensation based on the fair value of the award on the grant date.

We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our equity-based awards. The resulting cost of an equity incentive award is recognized as an expense over the requisite service period of the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the accelerated method pursuant to which each vesting tranche is treated as a separate amortization period from grant date to vest date, and classify these amounts in the financial statements based on the department to which the related employee reports.

Option Valuations

The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates and expected dividends, which are estimated as follows:

●	Volatility. The expected share price volatility was based on the historical volatility in the trading price of the Company's ordinary shares on the TASE.

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●	Expected Term. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding.

●	Risk-Free Rate. The risk-free interest rate is based on the yield from Israeli government bonds with a term equivalent to the contractual life of the options.

●	Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the binomial model change significantly, equity-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the assumptions used to estimate the fair value of options granted to employees on the dates indicated:

	October 27, 2011	October 27, 2012	June 30, 2013

Dividend yield (%)	-	-	-
Expected volatility (%)	93	93	55
Risk-free interest rate (%)	4.97	4.5	4.18
Expected life of share options (years)	3.75	2.75	2.50

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees since January 1, 2013 as well as the fair value of the underlying ordinary shares on the grant date.

Date of grant	Number of shares subject to awards granted	Exercise price per share	fair value per ordinary share at grant date
June 30, 2013	500,000	$0.26	$0.21
February 17, 2014	80,000	0.25	0.21
May 29, 2014	1,000,000	0.3-0.7	0.21
August 10, 2014	500,000	0.28	0.21
August 24, 2014	80,000	0.27	0.20

Government grants from the Office of the Chief Scientist

Research and development grants received from the OCS are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

Since our development projects are currently in Phase 2 clinical trials and there is no assurance about the future economic benefits of the project, no liability was recorded to date with respect to the OCS grants.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

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Impairment of available-for-sale financial assets

Our management assesses at each reporting date whether there is objective evidence that the asset has been impaired and an impairment loss has been incurred. In evaluating impairment, the management makes judgments as to indicators of objective evidence relating to the extent of the percentage of decline in fair value and of the duration of the period of the decline in fair value.

Impairment of non-financial assets

We evaluate the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount.

An impairment loss of an asset, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, may not increase the value above the lower of (i) the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and (ii) its recoverable amount.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee (e.g. IFRS 10, 11, 12, 13 and IAS 19R) that are effective for the first time for the financial year beginning on or after January 1, 2013 that had a material impact on our financial position.

Jumpstart Our Business Startups Act of 2012

We qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

●	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

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We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, which such fifth anniversary will occur in        201 . However, if certain events occur prior to the end of such five year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Government Policies and Factors

We believe certain governmental policies and factors could materially affect, directly or indirectly, our operations or your investment. Please see “Risk Factors — Risks Related to Our Company and Its Business.”

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BUSINESS

Overview

We are a clinical stage biopharmaceutical company focused on developing and, ultimately, commercializing immunomodulation therapies for infectious diseases. Our current product candidate, M-001, is a synthetic peptide-based protein, targeting both seasonal and pandemic strains of the influenza virus. Unlike existing influenza vaccines, which offer only strain specific seasonal protection or pandemic prevention, M-001 is designed to provide long-lasting protection against multiple existing and future influenza strains. As a result, we believe that M-001 has the potential to become an attractive alternative to existing influenza vaccines.

M-001 is based on research initially conducted at the Weizmann Institute over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we have continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben-Yedidia and, at present, we own or license four families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035. Many of the patent applications are already issued as patents or allowed.

According to a report by the CDC, annual seasonal influenza vaccines in the US were found to be effective in preventing the onset of the influenza virus in between 8% and 48% of healthy adults during the influenza seasons from 2004 to 2008 (depending on the particular season and the statistical significance of the sample). Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common during the then upcoming influenza season or that are predicted to be most likely to cause a pandemic outbreak in the then upcoming influenza season. Furthermore, as seasonal and pandemic influenza vaccines are strain-specific, most existing vaccines only target those specific strains and do not cope with the ever-changing nature of the influenza virus. In addition, according to BARDA, which is responsible for the advanced development and procurement of medical countermeasures for pandemic influenza in the United States, the production cycle of existing influenza vaccines is long (approximately 6 months), considerably limiting the ability to timely immunize the non-affected population in case of a pandemic outbreak.

We intend to seek regulatory approvals to market M-001 for all three indications, the Universal Standalone Indication, the Universal Seasonal Primer for Elderly Indication and the Universal Pandemic Primer Indication

To date, we have completed two Phase 1/2 clinical trials and two Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. These clinical trials were designed for adults between the ages of 18 and 49 and the ages of 55 to 75, and included an aggregate of 443 participants. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from our Phase 1/2 and Phase 2 clinical trials results demonstrated that M-001 was well tolerated and safe across all treatment groups and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

In June 2013, we submitted an IND application with the FDA, in preparation for a contemplated Phase 2 clinical trial intended to be conducted in the U.S. This Phase 2 clinical trial was designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine. This IND application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. We were unable to complete the IND application process and ultimately converted our application into a Drug Master File due to difficulties that we experienced in obtaining the requisite H5N1 avian flu vaccine (which is not publicly available) required for the performance of the clinical trial, and in obtaining and providing to the FDA certain required information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.). However, considering the FDA's review and comments to this IND application, we believe that the FDA will consider the results of our completed preclinical and clinical trials, in reviewing any future IND application.

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We currently plan to conduct two additional Phase 2 clinical trials outside of the U.S. and, thereafter intend to submit an IND application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S. The clinical trial protocol for BVX-006 was approved by the Israeli Ministry of Health in November 2014, and we intend to commence the trial during the fourth quarter of 2014 with initial results expected during the second quarter of 2015. We plan to conduct BVX-007 clinical trial as part of our membership in the UNISEC Consortium. We have not yet submitted our clinical trial protocol for this trial to the relevant European National Authorities and will not be able to commence such trial until we have submitted such protocol to, and received approval from, the relevant regulatory authorities. Although no regulatory authority has requested or instructed that we perform these or any other additional preclinical or clinical trials, we elected to conduct additional Phase 2 clinical trials at this time (rather than proceed directly to filing an IND application) in order to further expand our data log to provide greater support for any IND application we may submit to the FDA, and/or any equivalent application that we may submit to EMA, European National Authorities or any other applicable foreign regulatory authority, to enable Phase 3 clinical trials of M-001.

In the future, we intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to conduct Phase 3 clinical trials of M-001. However, we may seek to finance Phase 3 clinical trials of M-001 for some indications with our own resources, if sufficient.

Our Market Opportunity

Influenza is an infectious disease caused by different strains of the influenza virus. The disease is common around the world, and appears as seasonal or pandemic outbreaks. The various strains of influenza are classified into A and B groups according to the type of proteins in the virus. According to information published in March 2014 by the WHO, the global annual attack rate of seasonal influenza is estimated at 5%–10% in adults and 20%–30% in children, and between 250,000 and 500,000 of those infected die as a result of influenza related complications. In addition, during seasonal influenza epidemics from 1979/80 through 2000/01, the estimated overall number of influenza-associated hospitalizations in the United States ranged from approximately 54,000 to 430,000 per epidemic, and 63% of these cases occurred among persons over the age of 65. Infants, adults over the age of 50 and chronic disease patients are most likely to contract influenza and suffer from complications.

The influenza virus undergoes frequent mutations. These mutations decrease the effectiveness of the immune reaction of the human body. If the mutations are very significant, the mutated virus strains may cause global pandemics. Over the last few years, new strains of the influenza virus previously only existing in animals have appeared in humans, including the “Avian Flu” strains such as H5 and H7. We believe that the appearance of new potentially pandemic strains is a growing concern among health authorities, as these strains increase the risk of worldwide pandemics and high mortality and morbidity rates. Furthermore, according to the worldwide scientific journal Vaccine (Molinari et al. 2007), the direct financial loss attributed to the influenza disease in the year 2003 was estimated at a total of $87.1 billion annually, of which $55.7 billion relates to incidents of the disease among adults aged 65 years or older.

To date, the most common therapeutic treatment methods for influenza focus on pain and symptom relief. While anti-viral treatments may shorten the duration and severity of the disease, such treatments must be applied in the early stages of the course of the disease to be effective. Many countries around the world, including the United States, provide preventative treatment in the form of annual or seasonal influenza vaccines, which are especially recommended to patients in risk groups. Because seasonal vaccines target only particular influenza strains predicted for the coming year, such vaccines may not be effective against the strains that actually do appear (if different from those predicted) and may not protect against unexpected mutations of a particular influenza strain which was predicted.

The seasonal influenza vaccine market was dominated in 2012 by five large pharmaceutical companies: Sanofi, GlaxoSmithKline plc (GSK), Novartis International AG (which recently announced the sale of its influenza vaccine business to CSL Limited), Abbott Laboratories and AstraZeneca. According to Data Monitor's Influenza vaccine forecast report, dated November 2013, U.S. sales of seasonal influenza vaccines in the 2014/2015 influenza season were forecasted at an aggregate of $1.539 billion, with 156 million persons being administered a dose of the vaccine.

Our Product Candidate M-001

Our current product candidate, M-001, is comprised of nine peptides which activate the entire immune system (including both a humoral reaction, an immune reaction causing the body to create antibodies against a pathogen or parts thereof, and a cellular immune reaction, and immune reaction causing the body to kill or assist in killing pathogens), to prevent the spread of the influenza disease within the body and shorten the duration of the illness. The selected peptides are from the HA, NP and M1 proteins of both influenza Type A and Type B virus, and each peptide comprises up to 22 amino-acids. These peptides are common in the vast majority of influenza virus strains and are combined into a single protein used in M-001.

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In order to produce M-001, we use an expression system which consists of bacteria and a DNA plasmid encoding for M-001. The DNA plasmid encoding is inserted into a proprietary E. coli bacteria specifically designed for the production of peptide-based products. The bacteria express M-001 synthetic protein from the DNA, and once expressed, M-001 is further purified from other non-related bacterial proteins. M-001 is then formulated and filled into sterile vials that are kept in cooled storage until used.

The following graph demonstrates the selection of certain peptides common in the influenza virus and the formulation of M-001:

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M-001 is intramuscularly injected into the body. Once administered, the M-001 effective dose is recognized by white blood cells in the body, causing both humoral and cellular immune reaction. New memory cells are then created, and upon influenza infection these memory cells secrete antibodies to fight the influenza virus and to prevent the disease. The graph below describes the different stages of how M-001 works:

Our Competitive Strengths

We believe our product candidate can potentially improve influenza protection by providing several distinct advantages, including:

●	Multi-strain flu protection. We believe that the peptide-based structure of M-001 will allow our product to be effective against many existing and future strains of the influenza virus and to remain effective in protecting against new strains without required updates and alterations. To test this hypothesis, in January and July 2014, we conducted a sequence examination and when possible, animal studies in our laboratories, to compare the structure of M-001 with new flu strains (H7N7, H6N1, H5N8, H7N9 and H10N8) discovered in humans in recent years similarly to the H5N1 strain. Although these strains have not yet been classified as pandemic, they are dangerous for humans and have caused morbidity and death in the past. The results of such examination and studies demonstrated that M-001 was compatible against these strains. This data supports our claim of the universality of M-001 for existing and future influenza virus strains.

●	Long-lasting flu protection. M-001 is designed to activate both humoral and cellular reactions of the immune system. We therefore believe M-001 is more effective and long-lasting compared to currently commercially available vaccines that stimulate only one type of immune response (either humoral or cellular).

●	Continuous sales cycle not affected by seasonality. Because M-001 is designed to provide a multi-strain flu protection that is long lasting and is not expected to require updates for future virus strains or mutations, we expect our future sales not to be limited to the influenza seasons. Unlike traditional influenza vaccines, which are sold and administered in western countries primarily during the period from September through November, we believe that M-001 can be sold and administered throughout the entire year.

●	Shorter production times. We believe that the production time for M-001 will be only 6 to 8 weeks, as opposed to the 16 to 24 weeks (on average) required to produce seasonal influenza vaccines. We expect that shorter production times will give manufacturers greater flexibility in their production planning, as well as the ability to execute large orders of vaccine doses in a short timeframe in response to pandemics.

●	Absence of allergy inducing egg proteins. Most influenza vaccines are produced in hen eggs and may therefore cause an allergic reaction to those allergic to certain egg proteins. An epidemiological study performed by the European Food Safety Authority (EFSA) in 2011 found that eggs are some of the most common allergens in the population. In contrast, M-001 is not produced using eggs and does not cause egg protein allergies.

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We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 2) for all three indications. We have completed two Phase 1/2 clinical trials and two Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. Our Phase 1/2 and Phase 2 clinical trial results show that M-001 was well tolerated and safe across all treatment groups and was effective in causing an immune reaction in clinical trial participants administered with M-001. We plan to conduct two additional Phase 2 clinical trials outside of the U.S. and, thereafter, intend to submit an IND Application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S.

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity for Phase 2 clinical trials. Our facility consists of our offices and laboratories, in addition to a warehouse for equipment and chemicals. Our laboratory facilities include an analytical lab, production rooms and a virology laboratory approved by the Ministry of Labor in Israel. Our facility was audited and approved for production according to Good Manufacturing Practice standards, or cGMP, by a European qualified person. We believe that our production facility has the capacity to produce sufficient volumes of M-001 for use in our current and planned Phase 2 clinical trials.

Indications for our Product Candidate

M-001 is currently in advanced stages of Phase 2 clinical trials for three indications, the Universal Standalone Indication, the Universal Seasonal Primer for Elderly Indication and the Universal Pandemic Primer Indication

M-001 for the Universal Seasonal Primer for Elderly Indication and the Universal Pandemic Primer Indication will be administered in two doses. The first dose, referred to as a primer, will be administered immediately upon the outbreak of an influenza pandemic or the beginning of an influenza season, as applicable. The second dose, referred to as a boost, will be administered with a seasonal vaccine or when a pandemic vaccine is developed against the specific new strain of influenza. We believe that M-001, approved for either of these indications, will thus allow health authorities to more quickly and effectively protect the general population or targeted groups from seasonal influenza and/or pandemic outbreaks.

Universal Standalone Indication

The use of M-001 as a standalone vaccine for the general population is intended to provide prolonged protection against existing and future influenza strains for a period of at least one year, and may be extended to periods of three to five years, subject to future regulatory approval. According to Datamonitor Healthcare, approximately 50% of the general population and 66% of the elderly population in the U.S. (ages 65 and up) is annually vaccinated against the influenza virus. We expect that in the future, if and when M-001 is approved for commercial sale, these rates in the general and elderly populations will increase considerably, as doctors and patients become aware of the increased effectiveness of our product.

Universal Seasonal Primer for Elderly Indication

The Universal Seasonal for Elderly indication is designated for the elderly ages 65 and up, which are a risk group more prone to suffer from seasonal influenza complications. We estimate that 85% of the elderly across the world also suffer from co-morbidities. Moreover, according to a publication by the CDC, existing seasonal influenza vaccines were estimated to be effective only 32% of the time among adults over the age of 65.

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According to the U.S. Department of Health and Human Services, the elderly population in the United States comprises 48 million, or approximately 12% of the overall U.S. population. In addition, We estimate that the different subpopulations of elderly persons over the age of 65 in the U.S. with co-morbidities, such as obesity, cardio vascular disease, type 2 diabetes and chronic obstructive pulmonary disease range from approximately 7 to 34 million.

Universal Pandemic Primer Indication

The Universal Pandemic Primer Indication is designated to provide improved protection against flu pandemics to all populations. M-001 for this indication is designed to provide improved preparedness for the general population in the event of a pandemic outbreak. Such a pandemic outbreak is caused by an unknown virus, at unknown timing and location, and may cause high mortality and morbidity rates among the population. The pandemic with the highest clinical attack rates, ranging from 25%-35%, was the A/H1N1, known as the “Spanish Flu”, which occurred in 1918/1919 season, and caused the death of between 20 to 40 million worldwide. It is estimated that a deadly pandemic may cause up to 8% decrease of the world-wide GDP in addition to high mortality and morbidity rates.

The following graph demonstrates our pandemic preparedness plan according to this indication:

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We plan to conduct two additional Phase 2 clinical trials and, thereafter intend to submit an IND application to the FDA to enable us to conduct Phase 3 clinical trials in the U.S, to test the efficacy of M-001 on thousands of participants for the following three indications: (i) a Universal Standalone Indication; (ii) a Universal Seasonal Primer for Elderly Indication; and (iii) a Universal Pandemic Primer Indication.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the clinical and compliance benefits, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to perform advanced trials (including Phase 3 clinical trials) and, following applicable regulatory approval, which we provide no assurance we will receive, to globally commercialize M-001 for all three planned indications.

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●	Further develop our production line. Our production facility has been Phase 1 and 2 clinical trial audited and approved for production according to cGMP. We intend to enter into agreements with contract manufacturing organizations, or CMOs, pursuant to which such CMOs will produce Phase 3 clinical grade batches and commercial batches of M-001. The CMO will manufacture M-001 for Phase 3 clinical trials and commercialization and we intend to collaborate with the CMO on optimizing and up scaling our current manufacturing process for commercial purposes; however, we may decide to manufacture M-001 in house for Phase 3 clinical trials and commercialization, subject to obtaining the necessary funding and resources for this purpose.

Other Product Candidates to be Developed

We have initiated the development of new generations of M-001 for the purpose of enhancing and improving the efficacy of our patented vaccine.

In addition, we are evaluating a possible collaboration with MonoSol RX, a U.S. specialty pharmaceutical company developing technology to deliver drugs in proprietary orally administered films, for the purpose administering M-001 orally instead of via an intramuscular injection. Such evaluation is currently at an early stage and may not actually mature into a commercial agreement.

Results of Our Clinical and Preclinical Trials

General

All clinical trial protocols and their results, including preceding safety and efficacy data, are submitted to the regulatory authorities in the country where the trial is being conducted. The regulatory authority may demand additional preliminary tests before approving the clinical trial as well as changes to the submitted outline of the clinical trial. These changes may affect the planned timetables, costs and method of performance of our trials. Furthermore, regulatory authorities in different countries may have different requirements.

The course of the clinical trials and performance of the different stages of the trials is a process normally required in order to receive approval for marketing pharmaceutical products in countries where the clinical trials are performed. Generally, it is possible to market the product in a country only if such product was approved by that specific country, however in some countries it is possible to market the product even if the trials were not performed in that territory.

To date, we have conducted all our clinical trials in Israel and we are planning to conduct two Phase 2 clinical trials: one clinical trial in Israel and one clinical trial in Europe, as part of our membership in UNISEC consortium. We are assisted by professional advisers in examining the possibilities of performing clinical trials in additional countries, taking into consideration the costs of the trials, speed of receiving the approvals, and manner of performing the trials. We consider this information, together with marketing information regarding future products in each country and whether each country regulatory authority consents to relying on prior approvals and research performed in other countries, in choosing clinical trial sites.

Failure of clinical trials at any stage may cause us to perform an additional trial or to cease the development of the product candidate entirely for a specific indication. We make such decisions based on the nature of the results of the trials. In order to receive the various approvals required in different countries, we set timetables, taking into account the seasonality of the influenza disease. Commencing with our initiation of Phase 3 trials (if this occurs), we intend to examine the effectiveness of our product candidate using laboratory parameters and according to the percentage of vaccinated subjects naturally infected and/or the severity of the disease. Therefore, Phase 3 trials of the Universal Pandemic Primer Indication, will not be limited to a certain season and will be based on laboratory parameters only.

Safety and Efficacy Preclinical Trials

We have conducted safety and efficacy preclinical trials in rats and mice. These preclinical trials as described below have demonstrated that M-001 provides an effective flu protection, and an immune reaction against different flu virus strains. During these preclinical trials both humoral and cellular immune reactions were recorded. The preclinical trials provided a proof of concept for all three indications: Universal Standalone Indication, Universal Seasonal Primer for Elderly Indication and Universal Pandemic Primer Indication.

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The following is a summary of safety, including Good Laboratory Practice (GLP) toxicology studies and efficacy trials of M-001 conducted on animals:

The humoral immune reaction in mice

M-001 was administered to genetically identical mice (inbred) as well as outbred mice. The results showed a significant antibody reaction against different strains of viruses covered by M-001. The injection of M-001 together with an adjuvant, a stimulating substance added to the vaccine which enhances the reaction thereto in a non-specific manner, significantly raised the amount of antibodies measured in the sample group.

The cellular immune reaction in mice

These trials performed in mice were intended to examine the cellular immune reaction to M-001. Results of the trials showed that the white blood cells of the mice multiplied and secreted Interferon Gamma, a protein secreted as part of the body immune response in reaction to the penetration of the virus. The amount of Interferon Gamma secreted was significantly higher in the experimental group as compared to the control (non-immunized) group.

Influence of the dose on the level of the immune reaction

Trials were performed in mice in order to examine the most effective dose for the vaccine. For this purpose, the mice were vaccinated with different doses of M-001 ranging from 50 to 500 micrograms (mcg) and were then infected with a fatal dose of the virus. This trial showed a dose dependent immune reaction to M-001; the higher the dose given, the more antibodies were measured in the subject population.

Protection against infection with the virus in mice

As part of the experiment, M-001 was administered three times to mice which were then infected with a fatal dose of the virus. High survival rates of the immunized mice were recorded five days after the date of lethal infection compared with the non-immunized control group. In addition, a minimal amount of virus was found in the vaccinated mice's lungs compared with a very large amount of virus in the control group.

Toxicology in three administrations of the vaccine in rats

Following the recommendation of the FDA, a GLP toxicology trial was performed in which the maximal vaccine dose intended for humans with and without an adjuvant was administered to rats. The trial was performed by a certified service provider under GLP conditions. Three injections of the vaccine were given to rats. The results indicated that M-001 was safe for use in animals, at doses of 250 and 500 microgram with and without the adjuvant, with minor local and transient reactions at the site of injection were recorded. A similar trial showed that a dose of 1,000 micrograms without the adjuvant is safe for use in animals with similar local transient reactions.

Experiments performed on mice to examine the effectiveness of M-001 against swine flu

In August 2009 we reported that following an examination of vaccinated mice blood cells, we located antibodies which specifically identify the A/H1N1 virus, or the Swine Flu. We later found that M-001 as a Primer was able to induce antibodies in the mice at a level that is considered protective against this specific flu strain.

Experiments on mice to examine the effectiveness of M-001 against avian influenza

In December 2012 we announced our success in preclinical trials performed on mice with H5 avian influenza strains. Our preclinical trials showed that administering M-001 as a primer significantly raised the amount of antibodies to a level that is considered protective against this potentially H5 pandemic flu strain.

In addition, in August 2013 we announced that we received additional H7 avian influenza strain in order to perform similarly designed preclinical trials on mice. Following the analysis of these preclinical trial results, we found that M-001 as a primer significantly raised the amount of antibodies to a level that is considered protective against this potentially H7 pandemic flu strain as well.

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At a pre-IND meeting held with the FDA in 2012, the FDA indicated that our preclinical trials conducted to that date were sufficient to continue our Phase 2 and Phase 3 clinical trials.

Results of our Clinical Trials

We have completed two Phase 1/2 clinical trials and two Phase 2 clinical trials conducted in Israel pursuant pursuant to clinical trial protocols approved by the Israeli Ministry of Health. These clinical trials were designed for adults between the ages of 18 and 49 and 55 to 75, and included an aggregate of 443 participants. During all completed clinical trials, M-001 and other vaccines were intramuscularly administered. All completed clinical trials were random, placebo controlled. Phase 1/2 clinical trials were single-blind, and Phase 2 clinical trials were double-blind.

Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test the safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from our Phase 1/2 and Phase 2 clinical trials results demonstrated that M-001 was well tolerated and safe across all treatment groups and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

The following table summarizes the structure, design and purpose of our completed clinical trials in Israel, under Israeli regulations:

Clinical trial number	Phase	Trial Design	Trial Purpose	Population	Number of Subjects	Results
BVX-002	1/2	randomized, single-centered, single-blind, placebo-controlled escalating double-dose randomized, single-blind, placebo- controlled escalating double-dose	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	Adults (ages 18 to 49)	63	M-001 was well tolerated and a humoral and cellular immune reaction was revealed.
BVX-003	1/2			Elderly (ages 55 to 75)	60
BVX-004	2	randomized, two centered, two stage, double-blind, placebo controlled double-dose		Adults (ages 18 to 49)	200
BVX-005	2	multicenter, randomized, placebo-controlled		Elderly (ages 65+)	120

BVX-002

We completed our BVX-002 Phase 1/2 clinical trial during the third quarter of 2009. This Phase 1/2 study was a single-center, single-blind, placebo-controlled, first-in-man trial aimed at assessing the safety of repeated intramuscular administration of two different doses of the influenza-targeted M-001 vaccine prepared with or without an adjuvant. Three subjects designated as "pre-pioneer", were vaccinated once with a low dose (125 mcg) of M-001 and monitored for 7-9 days thereafter to ensure the vaccine's relative safety before exposing further subjects to higher doses. Only after evaluation of the responses of these three subjects, and a minimum 72-hour observation window after release of the third subject, were further vaccinations and doses authorized. In the remaining cohorts, three subjects of each cohort were always treated before the remainder of the cohort to ensure basic vaccine safety. In addition, a dose escalation was only allowed after a 10-day observation period between the last dosing of the lower dose cohorts and the first vaccination of the higher dose cohorts. The appropriate dosage of M-001 was intramuscularly administered on days 0 and 21 of the clinical trial. Blood was drawn on vaccination days and on day 42 to assess safety and immune parameters. Follow-up and recording of any adverse events extended up to three weeks after administration of the second vaccine dose.

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The broadest immune response was recorded among subjects vaccinated with two doses of 500mcg of M-001 together with an adjuvant formulation. M-001 exhibited a positive safety profile, in that no serious or severe adverse events were reported and no adverse events were defined as probably or definitely related to treatment. The fewest number of adverse events were reported for the experimental group administered with the 500mcg of M-001 with an adjuvant. Of the adverse events described as possibly-related to treatment regimen, 92.6% were graded mild and 61% were overcome within one day of appearance. Only four participants suffered from fever above 100.4°F.

BVX-003

We completed our BVX-003 Phase 1/2 clinical trial in April 2010. This study was a single-center, single-blind, placebo-controlled trial aimed at assessing the safety and tolerability of two successive intramuscular administrations of M-001, prepared with or without an adjuvant, in elderly volunteers (ages 55 to 75). Subjects were randomly allocated to one of two dosing cohorts, with 30 subjects per cohort, and treated with either 250mcg or 500 mcg active vaccines. An optional third vaccination with the commercial trivalent seasonal influenza 2009/10 vaccine (TIV) (Vaxigrip, Sanofi-Pasteur or equivalent product) was supplied to those interested subjects not immunized prior to the study.

The strongest immune reactions, both humoral and cellular, were detected among subjects receiving the M-001-based vaccines in 250 or 500 mcg doses with an adjuvant, compared to those receiving placebo with an adjuvant. Humoral responses to M-001 were most significant among subjects primed with either of the adjuvanted or non adjuvanted M-001-based formulations and subsequently boosted with the TIV, when compared to the combined control groups that were not previously primed with M-001. All variations of M-001 administration (with an adjuvant or in different doses) proved safe and tolerable among the participants. The number of subjects reporting adverse events after treatment with active vaccines was similar to their respective placebo cohorts, showing that the M-001 was well tolerated and safe.

BVX-004

We completed our BVX-004 Phase 2 clinical trial in June 2011. This Phase 2 study was a multi-center, randomized, two stage, double-blind, placebo-controlled, double-dosed administration study aimed at assessing the safety and tolerability of intramuscular administration of 500 mcg M-001, prepared with an adjuvant, in younger adult volunteers. 200 subjects of the study were randomized to receive either: (i) two doses of adjuvanted 500 mcg M-001 vaccine (ii) two doses of the placebo (iii) two doses of the adjuvanted placebo, and (iv) a single co-administration of adjuvanted M-001. The groups were then treated with a third administration of TIV in different doses approximately 60 days from the second administration.

The results showed increased humoral and cellular responses after two immunizations with adjuvanted M-001 as compared to after immunization with adjuvanted placebo. In addition, increased humoral and cellular responses were detected after co-administration of adjuvanted M-001 with TIV as compared to after co-administration of placebo and TIV. M-001 was found to be well tolerated and safe in all treatment groups and no relation was found between adverse events and the administration of M-001.

BVX-005

We completed our BVX-005 Phase 2clinical trial in February 2012. 120 subjects received two injections of 500 mcg M-001, with or without an adjuvant, or placebo followed by TIV. Accordingly, they were randomly allocated to the following treatment groups: (i) two administrations of M-001 followed by a third administration of TIV (ii) one administration of M-001 followed by TIV (iii) one administration of adjuvanted M-001 followed by TIV, and (iv) one administration of placebo followed by TIV.

Results revealed a significant increase in the proportions of Interferon Gamma secreting cells and influenza antigens that was not observed in the placebo groups. A humoral immunity reaction was strongest in participants treated with M-001 as a primer and boosted with TIV compared to the placebo group. In addition, all formulations of M-001 were well tolerated and safe across all treatment groups.

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Planned Phase 2 Clinical Trials

We plan to conduct two additional Phase 2 clinical trials prior to any future submission of an IND application to the FDA for Phase 3 clinical trials. The BVX-007clinical trial is planned to be conducted in Europe, subject to the regulatory approval of the EMA, and/or any other applicable foreign regulatory authority in a specific European country. BVX-007 will be conducted as part of our membership in the UNISEC Consortium. Although no regulatory authority has requested or instructed that we perform these or any other additional preclinical or clinical trials, we elected to conduct these additional Phase 2 clinical trials in order to further expand our data log prior to submitting an IND application to the FDA and/or an equivalent application to EMA or any other applicable foreign regulatory authority, for Phase 3 clinical trials.

The BVX-006 clinical trial protocol was approved by the Israeli Ministry of Health in November 2014 and will be conducted in Israel on adult between the ages 50 to 64 in Israel. We expect initial results to be received during the second quarter of 2015. The outline of the clinical trial suggests that administrating M-001 as a primer (as specified in the Universal Seasonal Primer for Elderly Indication), combined with existing seasonal vaccine will have more effective results.

BVX-007 is planned as a clinical trial as part of our membership in the UNISEC Consortium in adults between the ages 18 to 49 in Europe. We have not yet submitted our clinical trial protocol for this trial to the relevant European National Authorities and will not be able to commence such trial until we have submitted such protocol to, and received approval from, the relevant regulatory authorities. We are collaborating with UNISEC on receiving all regulatory approvals necessary for conducting this trial in Europe. We expect this clinical trial to commence during 2015. See also – "Business – Research Grants". The outline of the clinical trial suggest that administrating M-001 as a pre-pandemic primer (as specified in Universal Pandemic Primer Indication), combined with existing pandemic (H5/H7) avian influenza vaccine will have more effective results.

The following table summarizes the structure, design and purpose of our planned Phase 2 clinical trials, to be completed in accordance with the applicable regulation in the relevant location:

Clinical trial number	Phase	Location	Regulatory Authority	Trial Design	Trial Purpose	Population	Number of Subjects
BVX-006	2	Israel	Israeli Ministry of Health	Randomized, Placebo-Controlled, Double -Blind		adults between ages of 50 to 64	36
BVX-007	2	Europe	EMA, or other applicable European Authority	A randomized, double-blind, active-controlled phase 2b trial as part of the EU-funded UNISEC project	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	adults between ages 18 to 49	100-600

Future Phase 3 Clinical trials

We plan to initiate Phase 3 clinical trials of M-001 for all of our indications provided we complete the planned Phase 2 clinical trials and receive regulatory approval to conduct such Phase 3 trials, and subject to the availability of adequate financial resources to conduct such trials. Upon completion of Phase 3 clinical trials for some or all our indications, we may initiate Phase 4 post-marketing clinical trials to validate the clinical efficacy of our product candidate. We also intend to use future revenues accrued from the commercialization of M-001 (if approved for commercial sale) for a specific indication to finance Phase 3 clinical trials for our remaining indications.

Subject to receiving all applicable regulatory approvals and to the completion of Phase 2 clinical trials, we intend to perform Phase 3 clinical trials which will include two groups of participants, each consisting of thousands of participants, in order to prove the safety and efficacy of M-001; the experimental group will receive M-001, and the control group will receive placebo or an existing seasonal or pandemic vaccine.

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The planned Phase 3 clinical trials for each indication are as specified in the table below:

Indication	Participants in Phase 3 clinical trials	Administration to Control Group	Expected Results
A – a Universal vaccine for all population	Adults	Placebo	Statistically, a higher level of antibodies found in experimental group
B – as a primer to be combined with seasonal influenza for elderly with co-morbidities	Elderly population with co-Morbidity	Placebo instead of Primer, seasonal influenza vaccine as Boost.	Statistically, a higher level of antibodies found in experimental group
C – as a primer to be combined with pandemic influenza for all population	Adults	Placebo instead of Primer, pandemic influenza vaccine as Boost.	Statistically, a higher level of antibodies found in experimental group

Competition

The pharmaceutical industry is characterized by rapidly evolving technology, intense competition and a highly risky, costly and lengthy research and development process. Adequate protection of intellectual property, successful product development, adequate funding and retention of skilled, experienced and professional personnel are among the many factors critical to success in the pharmaceutical industry.

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Aventis, GlaxoSmithKline, Novartis (which recently announced divestiture of influenza vaccines business to CSL Limited), AstraZeneca, bioCSL, Baxter and Abbott (Solvay). Our direct competitors are companies and academic research institutes in various developmental stages attempting to develop a universal influenza vaccine.

To our knowledge, a number of direct competitors to M-001 are attempting to develop a peptide-based influenza vaccine. Our information as to the identity of our competitors, the nature of the competing product candidate and the development stage of such competing product candidates relies solely on information available to the public. The following is a summary of known competitors and competing product candidates.

SEEK, is developing a vaccine based on six specific peptides to induce the cellular immunity. In 2011 SEEK published Phase 2 clinical trial results in 28 people which indicated that its vaccine stimulated the immune system and was found to be safe. Immune Targeting Systems is developing a product candidate for the influenza vaccine named Flunisyn. Two Phase 2 clinical trials have shown that this vaccine caused an immune system reaction against some flu strains. Immune Targeting Systems announced positive data from Phase 1/2 clinical trials in the elderly at the 2013 World Vaccine Congress in the U.S. Inovio is developing synthetic DNA vaccines. In May 2012 Inovio reported that in Phase 1 clinical trial the avian influenza vaccine SynCon caused a protective antibody reaction against six strains of the H5N1. FluGen is developing REDEE, a vaccine based on a live virus which cannot multiply or stimulate the immune system. Clinical trials for REDEE were expected to begin during 2014. Other academic laboratories across the world are in the early stages of research of additional potential influenza vaccines targeting a specific protein common in the influenza virus.

Marketing and Sales

We do not currently have any marketing or sales capabilities. We intend to license to, or enter into strategic alliances, with governments, health systems or companies in the pharmaceutical business, which are equipped to market and/or sell our products, if any. We may seek to establish marketing and/or sales forces in the future in addition to any such licensing arrangements or strategic alliances.

Seasonal Effect

Generally, influenza vaccines sales mostly occur during the months of September through November of each year. However, because M-001 is designed to provide long-lasting (multi-year) protection and not just seasonal protection, we believe that M-001, if approved, will not be subject to the seasonality experienced by current (seasonal) influenza vaccines on the market.

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Manufacturing

M-001 is produced using modified, non-pathogenic, bacteria. We produce M-001 in a standard, robust and low cost manufacturing process according to cGMP standard in our facilities. We intend to seek collaboration programs with leading international pharmaceutical companies for the commercializing and marketing of M-001. The cost of producing M-001 for commercial sale will be dependent on the nature of such collaboration. Our experimental manufacturing facility currently possesses the capacity to manufacture up to 1,000 doses per batch using a 20 liter fermenter. Although we intend to contract with a CMO for the manufacturing of M-001 for Phase 3 clinical trials and commercialization, we may decide to manufacture M-001 for Phase 3 in house, subject to obtaining the necessary funding and resources for this purpose.

Properties

Office Leasing Agreement

Our principal executive offices and main laboratory are located at the Science Park, 14 Einstein Street, Nes Ziona, Israel. We lease this space, which presently consists of a total area of approximately 4,575 square feet, from an unaffiliated third party pursuant to a lease that expires on January 31, 2015.

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed assets

Our fixed assets are comprised of laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were estimated at NIS 3.3 million ($ 0.95 million) for the period ended on December 31, 2013 and at NIS 3.0 million ($ 0.86 million) for the period ended on June 30, 2014.

Our Main Laboratory

We completed the construction of our current laboratory facility at the beginning of 2012. Our laboratory was audited and approved according to the Good Manufacturing Practice standard pursuant to the European QP directive. Our main laboratory consists of three departments, in addition to a cGMP warehouse for equipment and chemicals. These departments are: (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; (ii) production rooms, defined as “clean rooms”, which include a fermentation room, a protein cleaning and formulation room, dressing rooms, and a lobby; and (iii) a virology laboratory approved by the Ministry of Labor in Israel.

The analytical lab is equipped with advanced equipment and machinery including computerized analytical devices for qualitatively and quantitatively determining proteins and peptides, as well as their encoded nucleic acids, equipment for measuring light absorption properties for identifying substances, equipment for measuring weight, acidity and temperature, and equipment for identifying replication of DNA sequences.

Our laboratory also includes a separate technician room which contains our computers and software used to collect the data received from our different devices for the purpose of analyzing it. The lab also contains refrigerators and freezers which are consistently monitored and that are connected to a computerized control system. The production rooms are equipped with a fermentation facility, machinery for filtering and concentrating protein, a computerized system for the characterization and separation of proteins, as well as equipment allowing us to work under sterile conditions.

The virology lab is equipped with microscopes, incubators for growing bacteria, animal cells and viruses, and equipment enabling us to work under sterile conditions. The work performed at the virology lab involves various virus strains and therefore mandates strict safety conditions, and is subject to Israeli environmental regulation. A designated wash room with advanced water filtering and purification systems and sterilization equipment services the departments.

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To date, our facility allowed us to produce the necessary quantity of M-001 for our clinical trials that we completed, and we expect that our facility will allow for us to produce the necessary quantity of M-001 for our two planned Phase 2 clinical trials. For additional information, see “Business – Manufacturing”.

Research Grants

Grants under the Israeli Encouragement of Industrial and Development Law

Under the Research Law, research and development programs which meet specified criteria and are approved by a committee of the OCS are eligible for grants. The grants awarded are typically for up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity (as defined in the Royalty Regulations), developed, in whole or in part, within the framework of an OCS-funded project or deriving therefrom. In accordance with the provisions of the Royalty Regulations, royalties are paid beginning from the date of the sale of the first product developed according to an OCS-funded project at rates between 3% to 6% of sales of the product, depending on the situation and applicable criteria, and are payable until the repayment of the full amount of the total OCS funding and accrued interest (LIBOR).The terms of the Israeli government participation also require that products developed using government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case only notification is required) and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. See “Risk Factors — Risks Related to Our Operations in Israel” for additional information. Should the Research Committee of the OCS approve the transfer of manufacturing rights outside of Israel, the royalty payments will be subject to an increase of up to a cap of 120%, 150% or 300% of the total OCS funding and accrued interest (LIBOR) (depending upon the portion of manufacture outside of Israel), and the royalty rates will be subject to an increase as well.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as set forth in the Research Law. The total amount to be repaid to the OCS would also be adjusted to between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel. We note that a company also has the option of declaring in an OCS grant application that it intends to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval after approval of such application by the OCS. However, even if OCS approval is granted for the manufacture of products outside Israel or if the transfer of manufacturing abroad is at a rate that does not require such approval (i.e., at a rate of up to 10% in excess of the portion declared to be manufactured abroad in the applications), the obligation with regard to payment of increased royalties still applies with respect to, and to the extent of, such transfer of manufacturing outside of Israel. The Research Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS-funded know-how outside of Israel requires prior OCS approval and is subject to certain payments to the OCS calculated according to formulae provided under the Research Law. A transfer for the purpose of the Research Law means an actual sale of the OCS-funded know-how, any license to develop the OCS-funded know-how or the products resulting from the OCS-funded know-how or any other transaction, which, in essence, constitutes a transfer of the OCS-funded know-how. A mere license solely to market products resulting from the OCS-funded know-how would not be deemed a transfer for the purpose of the Research Law. It should be noted that specific regulations regarding licensing of OCS-funded intellectual property are under preparation but are not yet public.

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If we wish to transfer OCS-funded know-how, the terms for approval will be determined according to the character of the transaction and the consideration paid to us for such transfer. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a new redemption fee formula that is based, in general, on the ratio between the aggregate amount of OCS grants received by the company and the company’s aggregate research expenses, multiplied by the transaction consideration. Such new formula enacted in the framework of the amendment to the Research Law passed on January 6, 2011 by the Israeli Knesset came into effect on November 5, 2012, when the new Regulations for the Encouragement of Research and Development in the Industry (the Maximum Payment for the Transfer of Know-How in Accordance with Section 19B(b)(1) and (2)), 5777-2012, or the Cap Regulations, were promulgated. The Cap Regulations establish a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS-funded know-how, in whole or in part, or is sold as part of certain merger and acquisition transactions, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of OCS-funded know-how or transfer as part of certain merger and acquisition transactions), the company continues to conduct its research activity in Israel (for at least three years following such transfer and keeps on staff at least 75% of the number of research employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable.

Subject to prior consent of the OCS, the company may transfer the OCS-funded know-how to another Israeli company. If the OCS-funded know-how is transferred to another Israeli entity, the transfer would still require OCS approval but will not be subject to the payment of the redemption fee (we note that there will be an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company's responsibilities towards the OCS as a condition to OCS approval.

Our research and development efforts have been financed, partially, through grants that we have received from the OCS.  We therefore must comply with the requirements of the Research Law and related regulations. As of June 30, 2014, we have received a total of NIS 16.5 million ($4.3 million) in OCS grants. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties outside of Israel of rights related to M-001, which has been developed with OCS funding. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. We may be required to pay penalties in addition to repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs. OCS approval is not required for the export of any products resulting from the OCS funded research or development in the ordinary course of business.

In September 2014 we received an additional approval for funding of our research and development program for M-001 by the OCS for a maximum expense amount of up to NIS 4.87 million.

From December 13, 2011 through June 30, 2014, we received approximately NIS 5.1 million ($1.4 million) in grants from the OCS to support our research and development programs. We have not received any additional amounts pursuant to OCS grants since June 30, 2014

Grant from the European Union

We are a member of the UNISEC Consortium, which received a grant in the amount of €6 million from the European Union, of which we will receive €0.5 million for conducting BVX-007 clinical trial. We entered into a framework agreement which defines the Consortium rules of conduct as well as the conditions of the grant on October 1, 2013, which is effective for a period of four years.

Pursuant to the framework agreement and the grant conditions, we undertook to lead and coordinate the research of cellular immune reaction as a possible indicator for the effectiveness of the universal influenza vaccines. In addition, we intend to perform a clinical trial with M-001 as a primer for influenza pandemics to significantly contribute to early preparedness and protection against influenza pandemics (BVX-007). See –“Business - Clinical trials.”

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Raw Materials and Supplies

Our suppliers provide us with equipment, materials and services used for the research and development of M-001. The main raw materials required for producing M-001 are standard bacteria culture mediums. The equipment, materials and services we use for research varies in accordance with the specific research and development we perform. We believe that the raw materials that we require to manufacture M-001, as well as the raw materials that we require for our research and development operations relating to M-001, are widely available from numerous suppliers and are generally considered to be generic pharmaceutical materials and supplies. We do not rely on a single supplier for the current production of M-001 or for our research and development operations.

Government Regulation

United States

FDA Regulations

In the United States, the FDA regulates pharmaceuticals and biologics under the Food, Drug & Cosmetics Act, and the Public Health Service Act, and their implementing regulations. These products are also subject to other federal, state, and local statutes and regulations, including federal and state consumer protection laws, laws protecting the privacy of health-related information, and laws prohibiting unfair and deceptive acts and trade practices.

The process required by the FDA before a new drug product may be marketed in the United States generally involves the following: completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations; submission to the FDA of an IND, which the FDA must allow to become effective before human clinical trials may begin and must be updated annually; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication; and submission to the FDA of an NDA for a drug, and Biologic License Application for biological product, after completion of all pivotal clinical trials.

An IND application is a request for authorization from the FDA to administer an investigational drug product to humans. Although none of our clinical trials protocols were conducted pursuant to an FDA approval, we have had two pre-IND meetings in 2008 and 2012 with FDA representatives on various aspects of M-001 and the clinical development program. The 2012 meeting served as the basis for our IND application submission in June 2013. In June 2013 we submitted an IND application with the FDA for a contemplated Phase 2 clinical trial intended to be conducted in the U.S. This Phase 2 clinical trial was designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine. This IND application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. We were unable to complete the IND application process and ultimately converted our application into a Drug Master File due to difficulties that we experienced in obtaining the requisite H5N1 avian flu vaccine (which is not publicly available) required for the performance of the clinical trial, and in obtaining and providing to the FDA certain required information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.). Due to the foregoing circumstances, we decided to transform our IND application into a Drug Master File that will serve as a Chemistry, Manufacturing and Control, preclinical and clinical data base in future studies conducted by us or other entities. In the future, we intend to submit an IND application to the FDA for initiating Phase 3 clinical trials in the U.S.

Clinical trials involve the administration of the investigational drug to human subjects under the supervision of qualified investigators in accordance with current Good Clinical Practices, or GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site’s IRB, before the trials may be initiated, and the IRB must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

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Clinical trials are usually conducted in three Phases. Phase 1 clinical trials are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of sick patients (Phase 2) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. In the case of vaccines, the participants are healthy and the signs of efficacy can be obtained in early Phase 1, therefore this Phase is defined as Phase 1/2. Phase 3 clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group reviews unblinded data from clinical trials and provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or the competitive climate.

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of a BLA requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things.

Once the BLA submission has been accepted for filing, the FDA’s goal is to review applications within 10 months of filing. However, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it typically follows such recommendations.

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the drug product will be formulated and where the drug will be produced, it may issue an approval letter or, instead, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could also approve the BLA with a risk evaluation and mitigation strategy to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

After regulatory approval of a drug product is obtained, the drug producer is required to comply with a number of post-approval regulations. As a holder of an approved BLA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and other promotional activities. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

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Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to ensure and preserve the long term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We produce, and expect to continue to produce, the quantities of our product candidate required for our Phase 2 clinical trials. As we have not yet applied for or received approval to conduct Phase 3 clinical trials, we do not yet need to produce M-001 for Phase 3 or commercial purposes. However, if an when we receive such approval, we intend to enter into agreements with CMOs, pursuant to which such CMOs will produce Phase 3 clinical grade batches and commercial batches of M-001; provided that we may decide to manufacture M-001 in house for Phase 3 clinical trials and commercialization, subject to obtaining the necessary funding and resources for this purpose. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our CMOs or licensees that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our current product candidate or any product candidate we may develop in the future (if any).

The FDA also may require post-marketing testing, or Phase 4 testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Applicable federal and state healthcare laws and regulations include the following:

●	The federal healthcare anti-kickback statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

●	The Ethics in Patient Referrals Act, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient drugs) reimbursed under the Medicare or Medicaid programs to entities with which the physicians or their immediate family members have a financial relationship or an ownership interest, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare or Medicaid for payment of items or services provided to a referred beneficiary.

●	The federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

●	Health Insurance Portability and Accountability Act of 1996, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

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●	The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services.

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations could be costly. Although we believe our business practices are structured to be compliant with applicable laws, it is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our future operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from third party payor programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians, providers or entities with whom we may do business with will be found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

Many aspects of these laws have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations which increases the risk of potential violations. In addition, these laws and their interpretations are subject to change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business, and damage our reputation.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA, the Federal Trade Commission, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel, or other new requirements. Any such developments could have a material adverse effect on our business.

Israel

Israeli regulations regarding clinical trials

Before an entity or person can conduct clinical testing on humans in Israel, such entity or person must receive special authorization from the ethics committee and general manager of the institution in which such entity or person intends to conduct its study, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations also require authorization from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and similar trials, an additional authorization of the overseeing institutional ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. Since we intend to perform a portion of our clinical studies on certain of our therapeutic candidates in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

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To date, all our clinical trials were conducted in Israel. In addition, during November 2014 we received the requisite approvals of the ethics committee and general manager of the relevant institution in Israel to conduct our planned BVX-006 Phase 2 clinical trial in Israel.

The Encouragement of Industrial Research and Development Law, 5744-1984

We received grants from the OCS and are therefore subject to the provisions of the R&D Law and a number of related restrictions. See “Business--Research Grants--Grants under the Israeli Encouragement of Industrial and Development Law.”

Europe/Rest of World

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. For example, in the European Union, a clinical trial application, or CTA, must be submitted to each member state’s national health authority and an independent ethics committee. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time frame may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

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If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing or violating the proprietary rights of others. We have rights pertaining to registered patents and patent applications awaiting acceptance, which cover our know-how and product candidate. The patents portfolio covers patent applications owned and developed by us, as well patents and applications owned by Yeda, for which we have exclusive rights of usage. Our management, in consultation with our professional advisors, periodically determines our intellectual property policy protection.

Patents

As of November 11, 2014, we exclusively licensed two families of patents and own two additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia and other countries. There are also pending patent applications relating to these patent families in various jurisdictions, including Japan, India, Europe and Brazil, all of which are active applications that have yet to be approved. Recently, patent applications in Europe and Japan have been allowed.  Provisional patent applications were submitted with respect to an additional patent family. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use, and are expected to expire between 2019 and 2031. Patents issued from applications that will be filed from the additional provisional application would be due to expire in 2035.

We do not know of any oppositions filed, difficulties or delays in connection with applications submitted by us for the registration of the above-mentioned material patents, including claims submitted against the aforementioned patents that may adversely affect the registration of the patent.

We do not know whether any of our pending patent applications will result in the issuance of any future patents. Our issued patents and those that may be issued in the future, or patents that we exclusively license, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to invent the inventions claimed in patents or patent applications owned by or assigned to us, nor can we be certain that the scientists of the Weizmann Institute were were the first to invent the invention claimed in the patents that we exclusively license from Yeda. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent

Yeda License Agreement

At present, among other patents, we have an exclusive worldwide license to three families of patents from Yeda pursuant to a license agreement entered into with Yeda in 2003, as amended in 2005.

Pursuant to the license agreement, Yeda granted us an exclusive worldwide license for the development, manufacturing, marketing, sale, distribution and importing of products based, directly or indirectly, on patents and patent applications to be approved or submitted pursuant to the invention titled "Peptide Based Vaccine for Influenza", developed by research headed by Prof. Ruth Arnon.

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Unless terminated earlier in accordance with the terms described below, the license granted will remain in effect in each county and for each product developed based on the invention until the earliest of: (i)if a patent was granted in a specific county, the patent expiration date in such country of the last of the patents; (ii) 15 years from the date of first commercial sale of a product, by us or a sublicensee, in either the U.S or Europe, after obtainment of FDA New Drug Approval or equivalent approval in any European country, if there is no patent covering such product in such country but there is however know how that is identifiable as a secret and is not in the public domain which relates to such product, provided that such know how remains secret and of value.

In exchange for the license grant, we or our future sublicensers will be obligated to pay royalties equaling 3% of the total amount invoiced by us or a sublicensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

We are not permitted to assign the license agreement to third parties without Yeda's prior consent, unless in the framework of our merger with another entity, as a result of which we are not the surviving entity, subject to certain conditions and requirements under the license agreement. We are however entitled to grant sublicenses under the license agreement, subject to Yeda's prior written approval, provided, among other things, that any sublicense shall expire upon termination of the license agreement and that the sublicensee(s) shall be bound by confidentiality obligations similar to our confidentiality obligations under the license agreement. The sublicense shall not be transferable or sublicensable. To date we have yet to enter into such sublicense agreement. If we sublicense our products we will be obligated to pay Yeda the following royalties: (i) 45% of consideration received (whether monetary or otherwise) by us for the grant of or pursuant to sublicenses or in connection with sublicense options executed prior to the completion of Phase 1 clinical trials; (ii) 35% of consideration received by us up to the first $20 million and 25% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 1 clinical trials and prior to the completion of Phase 2 clinical trials; (iii) 20% of consideration received by us up to the first $20 million and 15% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 2 clinical trials. We are not obligated to pay Yeda any royalties or other payments with respect to (a) the use or disposal of a product, without consideration, for the sole purpose of conducting clinical trials in respect of such product; or (b) any product in any country after the expiry of the license in such country with respect to the product.

Yeda undertook to maintain its patents and patent application, and we are obligated to reimburse Yeda for all related expenses. We are obligated to submit to Yeda a development plan for each potential product.

The license agreement will terminate upon the later of: (i) the expiration date of the last patent licensed under the license agreement; (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or Europe. However, Yeda shall be entitled, at its option and without our consent, to modify the license so that it is non-exclusive or to terminate the license with 30 days prior written notice to us, if any of the following occurs: (1) we fail to commence the commercial sale of at least one product based on the licenses intellectual property, in at least one country, within six months following receipt of after receipt of an FDA or similar foreign regulatory approval for commercial marketing of such product and taking into account the seasonal nature of the products; or (2) we fail to sell any product based on the licenses intellectual property, during a period of one year after commercial sale of a product has commenced, during which no sales of the product take place (in both cases, except as a result of force majeure or other factors beyond our control). In addition, Yeda is permitted to terminate our license agreement by written notice (a) in the event we materially breach any of our obligations under the license agreement, provided that such material breach is un-curable or, if curable, is not cured by us within thirty days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, ten days) from receipt of notice of such breach; or (b) in the event of the appointment of a temporary or permanent liquidator to our Company or a resolution is passed to voluntary wind up our Company, or if an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (c) if we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, other than pursuant to (i) through (iii) above, all rights and documents will be returned to Yeda, and we will grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed form Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event that Yeda terminates the license agreement due to any reason other than termination in accordance with (1), (2) and (a) through (c) above, we will be entitled to receive royalty payments equal to 25% of net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights, which include our developments, up to the aggregate amount of research funds actually expended by us for development.

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Material Agreements

Other than the license agreement with Yeda, described above, the reverse equity pricing agreement described below, and the collaboration with the UNISEC consortium referred to elsewhere in this prospectus, we have not entered into any other material agreements (other than agreements entered into in the ordinary course of business) in the two years immediately preceding the date of this prospectus.

Reverse Equity Pricing Agreement

On June 4, 2010 we entered into a Standby Equity Purchase Agreement, or SEDA, with YA Global Investments L.P., or YA, an investor defined pursuant to Israeli law as a "Classified Investor" and therefore subject to certain Israeli law exceptions. The SEDA agreement was amended from time to time pursuant to which we raised an aggregate amount of approximately $2 million during the years 2010-2012.

On November 13, 2013, we replaced the SEDA by entering into a Reverse Equity Pricing Agreement, or he REPA, with YA. The agreement entered into effect upon a publication of our shelf prospectus in Israel on January 8, 2014. Pursuant to the REPA, YA undertook to invest a total amount of up to $5 million in exchange for ordinary shares, to be invested during a period of up to 36 months commencing on the effective date of the REPA. The investment amount will be transferred in parts according to investment requests we may submit from time to time, and subject to specified limitations. In addition, the total amount of ordinary shares to be issued to YA will not exceed 4.99% of our issued and outstanding capital. The ordinary share price shall be determined on each request according to the volume weighted average price, or VWAP, published by the Bloomberg News Agency and shall be executed pursuant to a shelf offering published by us in Israel.

Each investment request amount shall not exceed the higher of: (i) $50,000 or (ii) 10% of the aggregate of the Daily Value Traded (the product obtained by multiplying the daily trading volume of our ordinary share for that day on the TASE by the VWAP for such day) during the ten consecutive trading days ending with (and including) the date of such request, but no more than $250,000, unless agreed otherwise in writing by the us and YA with respect to a specific investment request. We are obligated to pay YA a fee in the amount of 4% of the investment request amount, and such fee will be deducted by YA. The REPA is subject to a number of conditions precedent, including, but not limited to, the approval of the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. for the publication of a shelf prospectus, the signature of a pricing underwriter on a shelf offering report filed by the us in connection to submitting an investment request, and the approval of the agreement by the necessary corporate bodies.

The REPA includes a representation and warranties clause and a detailed procedure of submitting an investment request with YA. The REPA will terminate upon the earliest of: (1) 36 months from the effective date of the REPA; (2)  the investment of US $5 million by YA under the REPA; (3) the consent of both parties; (4) by a written notice from either party; (5) by YA, in the event of a material breach of contract by us, which was not corrected in 60 days of notice thereof to us from YA; or (6) a stop order or suspension of the effectiveness of a shelf prospectus under the REPA for a period of time exceeding 120 days, other than due to acts or omissions of YA.

To date, we have not submitted an investment request under the REPA. We may decide to submit such request in the future, and such decision shall depend, among other things, on our financial situation and the clinical stage of our product candidate.

Employees

As of June 30, 2014, we had 15 employees, five of whom were employed in finance and administration and ten of whom were employed in research and development. All of these employees are located in Israel.

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Israeli labor laws principally govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with applicable Israeli legal requirements, which also include the mandatory pension payments required by applicable law and allocations for severance pay.

While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by extension orders issued by the Israel Ministry of Economy (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

Insurance

The Israeli Companies Law provides that an Israeli company may, under certain circumstances, exculpate an office holder from liability with respect to a breach of his duty of care toward the company if appropriate provisions allowing such exculpation are included in its articles of association. Our articles of association permit us to maintain directors’ and officers’ liability insurance and to indemnify our directors and officers for actions performed on behalf of us, subject to specified limitations.

Therefore, we have obtained directors’ and officers’ liability insurance with maximum coverage of $6 million in the aggregate for the benefit of our office holders and directors, and we intend to purchase additional insurance with maximum coverage of $[●] million in the aggregate effective upon closing of this offering. Such directors’ and officers’ liability insurance does and will contain certain standard exclusions.

We also maintain an insurance policy for our equipment and lease improvements protecting against risk of loss (fire, natural hazard and allied perils, excluding damage from inventory theft). In addition, we maintain the following insurance: employer liability with coverage of $5,000,0000 million; for occurrence and in the aggregate third-party liability with coverage of $1,000,000 million for occurrence and in the aggregate;

We also procure additional insurance for each specific clinical trial which covers a certain number of trial participants and which varies based on the particular clinical trial. Certain of such policies are based on the Helsinki Declaration, which is a set of ethical principles regarding human experimentation developed for the medical community by the World Medical Association, and certain protocols of the Israeli Ministry of Health.

We believe our insurance policies are adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Our laboratory personnel have ongoing communication with the Israeli Ministry of Environmental Protection in order to verify compliance with relevant instructions and regulations. In addition, all of our laboratory personnel participate in instruction on the proper handling of chemicals, including hazardous substances before commencing employment, and during the course of their employment, with us. In addition, all information with respect to any chemical substance that we use is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

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Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this prospectus, there are no pending material legal proceedings against us or our property, and we are currently not aware of any legal proceedings or claims against us or our property that we believe will have any significant effect on our business, financial position or operating results. None of our officers or directors is a party against us in any legal proceeding.

Historical Background and Corporate Structure

BiondVax Pharmaceuticals Ltd. was incorporated in Israel on July 22, 2003 as a private Israeli company. On June 7, 2007, we successfully completed an initial public offering on the TASE. We do not have any subsidiaries and do not hold any investments in other entities.

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MANAGEMENT

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of nine members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers. The business address for each of our executive officers and directors is c/o BiondVax Pharmaceuticals Ltd., 14 Einstein Street, Nes Ziona, Israel 74036.

Name	Age	Position
Avner Rotman	71	Chairman of the Board of Directors
Ron Babecoff	52	Chief Executive Officer and Director
Tamar Ben Yedidia	50	Chief Scientist
Uri Ben Or	44	Chief Financial Officer
Rami Epstein(1)	52	Director
Moshe Many	86	Director
George H. Lowell	69	Director
Jack Rosen	68	Director
Benad Goldwasser	64	Director
Irit Ben Ami(1)	53	External Director
Liora Katzenstein(1)	59	External Director

(1)	Member of the Audit Committee and of the Compensation Committee.

Professor Avner Rotman has been Chairman of our board of directors since 2005. Prof. Rotman founded in 2000, and has served since then and continues to serve as the Chief Executive Officer and Chairman of the Board of Directors of Rodar Technologies Ltd. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies.

Dr. Ron Babecoff co-founded us in 2003, and has served as our President and Chief Executive Officer since our inception.  Prior to our founding, Dr. Babecoff served as Marketing Manager at Omrix Biopharmaceuticals Ltd. from 2000 to 2003. Dr. Babecoff holds a D.V.M. degree from the University of Liège (ULg), Belgium and a Master of Entrepreneurship and Innovation (MEI) from the Swinburne University of Technology of Melbourne, Australia. We believe that Dr. Babecoff is qualified to serve on our board of directors based on his many years of service as our President and CEO, his extensive knowledge of our company and his intimate knowledge of our business plans and strategies as a co-founder of our business, and his experience within our industry.

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994.  Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994-2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza”.

Mr. Uri Ben Or has served as our Chief Financial Officer since 2007. In January, 2007, Mr. Ben Or founded CFO Direct, in which he has served as the Chief Executive Officer and through which he provides his services to our company. Prior to founding CFO Direct he served as the VP Finance of Glycominds Ltd. from 2001 to 2014, and as CFO of NetEye Corp. from 2000 to 2001 He also served as a Corporate Controller at Menorah Capital Markets from 1999 to 2000 and as an Auditor at PricewaterhouseCoopers from 1997 to 1999. Mr. Ben-Or holds a B.A. degree in Business from the College of Administration, and a M.B.A degree from the Bar Ilan University and is a certified public accountant in Israel.

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Mr. Rami Epstein, Adv. co-Founded our company in 2003, and has served as a member of our board of directors since 2006. Since 1995, Mr. Epstein has practiced law and is the owner of Ram Epstein & Co. Law Offices. Mr. Epstein co-founded IDgene Pharmaceuticals Ltd., where he served as Chief Operating Officer and a member of the board of directors until 2002. Mr. Epstein serves as member of the board of directors of Kadimastem Ltd (TLV: KDST) Mr. Epstein is a Member of the Legislative Committee for Science and Technology of the Israeli Bar and serves as a representative of the Israeli Bar in the Legislative Committee for Science and Technology of the Knesset (the Israeli Parliament). Mr. Epstein holds a LLB degree from the Hebrew University of Jerusalem and a LLM degree in International Commercial Law from the University of London, King's College. We believe that Mr. Epstein is qualified to serve on our board of directors based on his intimate knowledge of our business plans and strategies as a co-founder of our business, and his experience within our industry.

Prof. Moshe Many, M.D., PHd has served as a member of our board of directors since 2005. Prof Many has been a member of the board of directors of Teva Pharmaceuticals Industries Ltd., or Teva since 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 to January 2014. Prof. Many served as president of the Ashkelon Academic College from January 2002 until July 2012 and was previously President of Tel Aviv University. He served as Chief of Urology from 1976 until 1987 and as Chairman of Surgery from 1983 until 1987 at Sheba Medical Center. He also served as a director of Rosetta Genomics from 2002 to 2011 and as Chairman of the Board of Real Imaging Ltd. from 2010 to 2013. In January 2010, he received the Israel Ministry of Health Lifetime Achievement Award in recognition of his outstanding contributions to the promotion and support of health matters in Israel. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in renal physiology from Tufts University, Boston, Massachusetts, in 1969. We believe that Prof Many is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of experience as a member of boards of directors and senior management of public companies and his expertise in our industry.

Prof. George H. Lowell, M.D. has served as a member of our board of directors since 2008. Prior to joining our company, Prof. Lowell served as Chief Scientific Officer for BioDefense at GlaxoSmithkline Biologicals (GSK) from 2006 to 2007 and CSO of ID Biomedical Corp. (IDB) from 2001 to 2006. Prof. Lowell served as President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax International Inc. in Montreal from 1995 until2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command, retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C.. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, NY, NY, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University, NY, NY. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, NY, NY and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

Mr. Jack Rosen has served as a member of our Board since 2013. Mr. Rosen has served as Chairman from 2005 to 2012 and President from 1996 to 2005 of the American Jewish Congress. He has been serving as President of the American Jewish Congress since 2012. Mr. Rosen has also served as Chairman of the American Council for World Jewry, Inc. since 2004. In 2002, Mr. Rosen founded the real estate development firm, Rosen Partners LLC, where he serves as Chief Executive Officer. In addition, Mr. Rosen currently serves as a Director at Fusion Telecommunications International, Inc. (NASDAQ:FSNN). From 2005 to 2013, Mr. Rosen served on the Board of Directors of NextWave Wireless Inc. (OTC:Wave), and from 2007 to 2013 he also served on the Advisory Board of Altimo, a leading investment company in Russia, the CIS and Turkey. Mr. Rosen is currently a member of the Council on Foreign Relations. Mr. Rosen has received various appointments including membership on the NASA Advisory Council. Mr. Rosen holds a B.A. in mathematics from the City University of New York. We believe that Mr. Rosen is qualified to serve on our board of directors based on his professional experience as a member of boards of directors of various companies.

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Prof. Benad Goldwasser has served as a member of our board of directors since August 2014. Prof. Goldwasser is the author or co-author of over 120 original articles published in peer-reviewed journals and 19 chapters in books in the field of Urology. He also co-edited two books published in the field of reconstructive urology. Between 1984-1986, he was a fellow at Duke University Medical Center, Durham North Carolina and at the Mayo Clinic, Rochester, Minnesota, and was appointed Chairman of Urology at the Chaim Sheba Medical Center and Professor of Surgery at Tel Aviv University in 1987. Between 1993 and 1996, Prof. Goldwasser, founded or co-founded several companies, including Vidamed Inc., Medinol Ltd. Optonol Ltd. and RITA Medical Inc. In 2003, Prof. Goldwasser co-founded GI View Ltd. and in 2011, he founded Cardiapex Ltd. In 1997 Prof. Goldwasser was appointed as Managing Director of Biomedical Investments Ltd. Prof. Goldwasser is currently active chairman of Leadexx Ltd., and serves as an independent director in BioCancell Ltd. (TLV:BICL). Prof. Goldwasser holds a MD (1975) and MBA (1995) from Tel-Aviv University in Tel Aviv, Israel. We believe that Prof. Goldwasser is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of experience as a founder, member of boards of directors and senior management of private and public companies in the healthcare industry.

Irit Ben Ami, Adv., has served as a member of our board of directors since 2008. Adv. Ben Ami is a founding partner of Pitaro-Ben Ami Attorneys, and is a member of The Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Adv. Ben Ami serves as member of the board of directors of several companies traded on the TASE, including the respective board of directors of the Hagag Group Real Estate Entrepreneurship Ltd. (TLV:HGG), Nadlans Ltd. (TLV:NDLS), Netz United States HY Ltd. (TLV:NEZU), Nano Dimnsion Ltd. (TLV:ZBI) and Medivie Therapeutic Ltd. (TLV:MDVI). Adv. Ben Ami continues to engage in the academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College. She holds a Bachelors degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University and an M.A. in Health Systems Management (M.H.A) from Ben Gurion University. We believe that Adv. Ben Ami is qualified to serve on our board of directors based on her professional experience as a member of boards of directors of various public companies.

Prof. Liora Katzenstein has served as a member of our board of directors since 2010. Prof. Katzenstein acted as owner and managing director of Forum International, an Israeli business development consultancy since 1987, and as a partner in Consulta Associates, since 1992. Her experience as Associate Dean of the Tel-Aviv International School of Management, a private international business school in Tel-Aviv, led directly to her initiative in bringing Swinburne University of Technology's renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI, where she has served as Founder & President since 1996. In addition, Prof. Katzenstein served as a member of the board of directors of numerous companies, including Clal Industries & Investments (Israel's largest holding company), Discount Issuers Ltd. (Israel's third largest bank), Bezeq Globe (a subsidiary of Israel's largest telecommunications company), Amanet (TLV:AMAN), RadWare (NASDAQ:RDWR) and RadVision (NASDAQ:RVSN), Synergy Cables Ltd. (TLV:SNCB) and several others. Prof. Katzenstein holds an MALD in Law and Diplomacy from Tufts University, Boston, Massachusetts, a Visiting Doctoral Scholarship from the Harvard Graduate School of Business Administration, Cambridge, Massachusetts, and a Ph.D. in International Economics from the Graduate Institute of International Studies at the University of Geneva in Switzerland. We believe that Prof. Katzenstein is qualified to serve on our board of directors based on her professional experience, including her extensive knowledge and years of experience in the field of entrepreneurship and as a member of boards of directors of various public companies.

Our Scientific Advisory Team

Our Scientific Advisory Team included specialists and experts in Israel, with experience in the fields of Biochemistry, infectious diseases and medical research. Our Scientific Advisory Team plays an active role in advising us with respect to our products, technology development, clinical trials and safety. Our advisory team members are entitled, according to their work and contribution in our company, to a per diem cash payment of $1,000 plus VAT, besides Professor Ruth Arnon who is entitled to receive to a per diem cash payment of US $1,400 plus VAT. The Advisory Team members are entitled to an increased per diem payment if their service includes traveling abroad.

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The following table sets forth certain information with respect to our Scientific Advisory Team members:

Professor Ruth Arnon is the inventor of the new synthetic influenza vaccine and head of BiondVax's Scientific Advisory Board. Formerly Vice-President of the Weizmann Institute of Science (1988-1997), Professor Arnon is an internationally acclaimed immunologist. Along with Prof. Michael Sela, she conceptualized and developed Copaxone®, a drug for the treatment of multiple sclerosis which was approved by the U.S. Food and Drug Administration and is presently marketed worldwide. Prior to her appointment as Vice-President, Prof. Arnon served as Head of the Department of Chemical Immunology and as Dean of the Faculty of Biology. From 1985 to 1994, Prof. Arnon was Director of the Institute's McArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions in the fields of vaccine development, cancer research and to the study of parasitic diseases. She has served as President of the European Federation of Immunological Societies (EFIS), and as Secretary-General of the International Union of Immunological Societies (IUIS). Dr. Arnon is the recipient of numerous international and Israeli awards including the prestigious Israel Prize. Prof. Arnon is also the Advisor for Science to the President of Israel and a member of the Israel Academy of Sciences, where she presently chairs its Science Division. Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Prof. Eithan Rubinstein, Professor of Medicine of the University of Manitoba, Canada, previously at the Tel Aviv University School of Medicine, is a well-known expert in the area of infectious diseases. Prof. Rubinstein served as the Head of The Infectious Diseases Unit, at the Sheba Medical Center, Tel Aviv University School of Medicine from 1974 to 2002. Since 2004, Prof. Rubinstein has been the Sellers Professor of Research and Head of the Section of Infectious Diseases at the University of Manitoba, Winnipeg, MB. Canada. He is a Graduate of Medicine from the Universities of Basel, Switzerland and John Hopkins, United States, and holds a degree in Law from Tel Aviv University. From 1996 to 1998, Prof. Rubinstein was the President of the International Society of Endocarditis and Endovascular Infections, and he also served as the Secretary General of the International Society for Chemotherapy. Prof. Rubinstein is the Head of the Guideline Committee of the Canadian Association for Medical Microbiology and Infectious Diseases. Prof. Rubinstein has published over 350 scientific articles, textbook chapters and monographs.

Prof. Michel Revel, Professor of Biochemistry and Molecular Genetics at the Weizmann Institute of Science is well known for his contributions to the field of immunology. Prof. Revel’s research on Interferon, its mechanisms of action and the isolation of the human Interferon-beta gene, have led to the biotechnological development of Interferon-beta and its application in medicine. Prof. Revel also discovered the human gene for the cytokine Interleukin-6 which was developed at his laboratory and at InterPharm-Serono based on its activity for protecting nerve cells and the nerve myelin coating.

Alongside his research and development activity, Prof. Revel is deeply involved in the ethics of science and biotechnology, and serves as chairman of the Bioethics Advisory Committee of the Israel Academy of Sciences and as a member of the International Bioethics Committee of UNESCO. He integrates his work in science with traditional Judaism and Jewish philosophy in addressing bioethical issues such as use of human embryo stem cells, genetic intervention in man and cloning. Prof. Revel was the recipient of the Israel Prize for medical research and the Michael Landau Prize for biotechnology. He has been a member of Israel's National Committee for Biotechnology since its establishment, serving for three years as its chairman.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected.

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Compensation

The following table sets forth the annual compensation (excluding option grants) of members of our senior management and board of directors for the year ended December 31, 2013.

Annual Compensation (excluding option grants)

Name	Salary and related benefits (in NIS)	Salary and related benefits (in $US)(1)
Avner Rotman	72,000	20,942
Ron Babecoff	630,000	183,246
Tamar Ben Yedidia	327,600	95,288
Rami Epstein	-	-
Moshe Many	-	-
George H. Lowell	-	-
Jack Rosen	-	-
Benad Goldwasser	-	-
Irit Ben Ami	46,048	13,394
Liora Katzenstein	39,870	11,597
Uri Ben Or	190,000	55,265

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(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2013 at the rate of one U.S. dollar per NIS 3.471.

The following table sets forth information with respect to the options granted to the members of our senior management and board of directors for the year ended December 31, 2013.

Name	Date of Grant	Purchase Price (in NIS)	Number of Options	Vesting Period	Expiration Date	Total Benefit (in NIS)	Benefit recognized in 2013 (in NIS)
Jack Rosen	06/30/2013	0.695	500,000	(1)	06/30/2023	203	103

(1)	200,000 options will vest in monthly installments during the first year from the date of grant. 100,000 options will vest on June 30, 2014, 100,000 options will vest on June 30, 2015 and the remaining 100,000 options shall vest on June 30, 2016.

Employment and Services Agreements

Our employees are employed under the terms prescribed in their respective personal contracts, in accordance with the decisions of our management. Under these employment contracts, the employees are entitled to the social benefits prescribed by law and as otherwise provided in their personal contracts. These employment contracts each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Risk Factors — Risks Related to Our Company and Its Business” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company, and a mobile phone and additional benefits.

Our executive officers are also employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Risk Factors — Risks Related to Our Company and Its Business.”

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Services and Employment Agreements with Our Chief Executive Officer

Ron Babecoff

Dr. Babecoff is one of our founders and has served as the CEO and a member of our board of directors since 2005. We retained Dr. Babecoff’s services through Ron Executive Ltd., a company solely owned him, with which we entered into a management services agreement on April 1, 2007, as later amended on April 18, 2012. Under the agreement Dr. Babecoff receives a current monthly salary of 52,500 plus VAT. We also provide Dr. Babecoff with a leased company car. In addition, in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of US$ 10,000,000) with any third party during the term of Dr. Babecoff's engagement with us or during a period of three years commencing on the date of the termination of the management services agreement by us, Dr. Babecoff shall be entitled to receive a one-time bonus per material agreement equal to 1.75% of the proceeds received by us as a result of the material agreement.

The term of Dr. Babecoff's agreement expires on April 1, 2015 unless earlier terminated. Dr. Babecoff’s service agreement may be terminated by us upon nine months prior written notice or immediately if terminated for cause (i.e., termination due to a material breach by Ron Executive Ltd of its obligations under the employment agreement, a breach of trust, malfeasance or gross negligence by Ron Executive Ltd and/or Dr. Babecoff; or the conviction of Ron Executive Ltd. and/or Dr. Babecoff of any felony). Ron Executive Ltd. may also terminate the service agreement upon 90 days’ prior written notice. Dr. Babecoff also serves as a director in our company, for which he received unregistered options as compensation. As of November 11, 2014, Dr. Babecoff held options to purchase 80,000 ordinary shares, all of which are fully vested as of the date of this prospectus.

Services and Employment Agreements with Our Chief Scientific Officer

Tamar Ben Yedidia

Pursuant to her employment agreement with us, Dr. Ben Yedidia is employed on a full time basis and is currently entitled to a monthly salary of NIS 27,300 which also includes monthly contributions equal to 7.5% of her monthly salary to an Education Fund ("Keren Hishtalmut", a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law). In addition, we provide Dr. Ben Yedidia with a leased company car and a mobile phone. Dr. Ben Yedidia is entitled to 22 annual paid vacation days. Dr. Ben Yedidia's employment agreement may be terminated by either us or Dr. Ben Yedidia upon 120 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Dr. Ben Yedidia is involved in an act which constitutes a breach of trust between her and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Dr. Ben Yedidia's inability to carry out her duties for a period exceeding 120 consecutive days, provided that the her resumption of her duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). Under her employment agreement, Dr. Ben Yedidia received options to purchase 25,000 ordinary shares. As of November 11, 2014, Dr. Ben Yedidia held options to purchase 470,000 ordinary shares, of which 390,000 were fully vested, and the remaining 80,000 options of which are scheduled to vest on November 26, 2014 and November 26, 2015, respectively.

Services and Employment Agreement with Our Chief Financial Officer

Uri Ben Or

Pursuant to the service agreement entered into between us, Mr. Ben Or and CFO Direct, a company solely owned by him through which he provides his services to us, Mr. Ben Or is entitled to a monthly salary of NIS14,500 in consideration for him providing to us no more than 11 days of service per month. In August 27, 2014 we extended our service agreement with Mr. Ben Or, which will remain in effect indefinitely until earlier terminated by either us or Mr. Ben Or, with 60 days prior written notice. In addition, Mr. Ben Or's monthly compensation will be increased to NIS 27,000 and he will be entitled to receive a one-time cash payment of up to NIS 280,000, to be paid in monthly installments, in the event we complete a successful capital raise in the U.S. market.

As of November 11, 2014, Mr. Uri Ben Or held options to purchase 170,000 ordinary shares, of which 123,334 were fully vested and the remaining 46,666 options of each are scheduled to vest in two instalments of 23,333 shares each on November 26, 2014 and November 26, 2015, respectively.

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Equity Compensation Plan

We maintain our 2005 Israeli Share Option Plan, which was adopted by our board of directors in July 2005 and is scheduled to expire in July 2015. The 2005 Plan provides for the grant of options to our directors, officers, employees, consultants, advisers and service providers. As of November 11, 2014, an unspecified number of options are reserved for issuance under the 2005 Plan. To date, an aggregate amount of 6,647,050 options to purchase 6,647,050 ordinary shares were granted. Of such outstanding options, options to purchase 2,307,436 ordinary shares were vested as of November 11, 2014, with a weighted average exercise price of NIS 0.64 per share, and will expire 10 years from the date of grant, during the years 2016 - 2024.

Pursuant to the 2005 Plan we may award options to Participants (as such term is defined in the 2005 Plan) pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2005 Plan will be managed by our board of directors or any other committee or person that the board of directors authorizes for this purpose. Pursuant to our board of directors’ resolution of September 19, 2005, the options granted under Section 102 of the Ordinance will be granted under the capital gains track. The 2005 Plan also permit us to grant options to U.S. residents, which may qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and to residents of other jurisdictions.

Options granted under the 2005 Plan are subject to applicable vesting schedules and generally expire ten years from the grant date.

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the Participant’s engagement was terminated for cause (as defined in the 2005 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2005 Plan expire or otherwise terminate in accordance with the provisions of the 2005 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2005 Plan.

In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, consolidation or like transaction of ours with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, the board of directors in its sole discretion, will resolve: (a) if and how any unvested options will be canceled, replaced or accelerated; (b) if and how any vested options (including options with respect to which the vesting period has been accelerated according to the foregoing), will be exercised, replaced and/or sold by a trustee or us (as the case may be) on the behalf of the respective Israeli Participants; and (c) how any underlying shares issued upon exercise of the options and held by a trustee on behalf any Israeli Participants will be replaced and/or sold by such trustee on behalf of the Israeli Participants.

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Corporate Governance Practices

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the NASDAQ Capital Market and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and, subject to approval of our listing application, the listing of the ADSs on the NASDAQ Capital Market. Under the listing rules of the NASDAQ Capital Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the listing rules of the NASDAQ Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

NASDAQ Capital Market listing rules and Home Country Practices

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the listing rules of the NASDAQ Capital Market, if we are approved for listing on The NASDAQ Capital Market we intend to follow the provisions of the Companies Law, rather than the listing rules of the NASDAQ Capital Market, with respect to the following requirements:

Distribution of certain reports to shareholders. As opposed to the listing rules of the NASDAQ Capital Market, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Where You Can Find More Information” for a description of our Exchange Act reporting obligations.

Nomination of directors. With the exception of our external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following his or her election. See “Management — Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. One or more shareholders of a company holding at least 1% of the voting power of the company may nominate a currently serving external director for an additional three year term. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by independent directors constituting a majority of independent directors, as required under the listing rules of the NASDAQ Capital Market.

Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law and our articles of association do not require that the independent members of our board of directors, or a compensation committee composed solely of independent members of our board of directors, determine an executive officer’s compensation, as is generally required under the listing rules of the NASDAQ Capital Market with respect to the Chief Executive Officer and all other executive officers of a company. However, Israeli law and our articles of association do require that our audit and compensation committee each contain two external directors (as defined in the Companies Law. “Management — Board Practices — External Directors.”). In addition, Israeli law requires that additional members of the compensation committee and the external directors be compensated equally. Our compensation committee has been established and conducts itself in accordance with the provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, compensation of office holders is determined and approved by our compensation committee, and in general, by our board of directors as well, and in certain circumstances by our shareholders, as detailed below under the caption “—Shareholder Approval.” Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation (including the compensation required to be approved for our Chief Executive Officer) requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with listing rules of the NASDAQ Capital Market. See “— Compensation Committee and Compensation Policy” below.

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Compensation Committee. Pursuant to the Companies Law, we established a compensation committee as detailed below. Prior to the consummation of this offering, our board of directors will have affirmatively determined that each member of our compensation committee qualifies as “independent” under applicable NASDAQ Capital Market and SEC rules.

Independent directors. Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under NASDAQ Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as described below under “Management — Board Practices — External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the Companies Law and the applicable NASDAQ Capital Market and SEC criteria for independence, and under Israeli law, the audit committee and compensation committee must each include all external directors then serving on our board of directors. We must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law, as described below under the caption “— Audit Committee — Companies Law Requirements.” However, while not required by Israeli law, as of the date of this prospectus, a majority of our directors are independent. Prior to the consummation of this offering, our board of directors will have affirmatively determined that each of ___________, ____________ and _____________ qualifies as “independent” under the NASDAQ Capital Market independence standards.

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with NASDAQ Capital Market Listing Rule 5635. In particular, under this NASDAQ Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Disclosure of personal interests of controlling shareholders and approval of certain transactions,” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described below under “Disclosure of personal interests of controlling shareholders and approval of certain transactions, (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy, and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Description of Share Capital — Acquisitions under Israeli Law — Merger” below.

Quorum for shareholder meetings. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold, in the aggregate, at least 10% of the voting power of our shares (and in an adjourned meeting, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Capital Market corporate governance rules.

Other than the foregoing home country practices, we otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Capital Market corporate governance rules. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the NASDAQ Capital Market applicable to domestic U.S. issuers.

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Board practices

Board of Directors

Under the Companies Law and our articles of association, our board of directors shall direct the Company's policy and shall supervise the performance of the Company's Chief Executive Officer. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to a services agreement entered into with Ron Executive Ltd., a company solely owned Dr. Ron Babecoff, our Chief Executive Officer. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment or services agreements that we may enter into with them or with certain entities through which we receive their services.

Prior to the consummation of this offering, our board of directors will have affirmatively determined that that a majority of our directors are independent, we will therefore be in compliance with the NASDAQ Capital Market rules. Prior to the consummation of this offering, our board of directors will have affirmatively that all of our directors other than Dr. Ron Babecoff, ________, and ____________ are independent under such rules. The definition of independent director under the NASDAQ Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least three and not more than nine directors, including at least two external directors required to be appointed under the Companies Law. Our board of directors currently consists of nine members, including our non-executive Chairman of the board of directors. Other than our two external directors, our directors are elected by an ordinary resolution at the annual and/or special general meeting of our shareholders. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors.See “— External Directors.”. We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors, for a term of office ending on the earlier of the next annual general meeting of our shareholders, or the conclusion of the term of office in accordance with our articles or any applicable law, subject to the maximum number of directors allowed under the articles of association. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms, provided that, for Israeli companies traded on NASDAQ Capital Market and certain other international exchanges, such term may be extended indefinitely in increments of additional three-year terms. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “— External Directors” below.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “— External Directors.” In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Our board of directors has determined that Prof. Liora Katzenstein and Ms. Irit Ben Ami have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

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Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the chief executive officer or a relative of the chief executive officer may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the chief executive officer without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least 2/3 of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such appointment, present and voting at such meeting (not including abstaining shareholders); or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against such appointment does not exceed 2% of the aggregate voting rights in the company.

In addition, a person subordinated, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the chief executive officer; and the chairman of the board may not serve in any other position in the company or a controlled company, except as a director or chairman of a controlled company.

External Directors

Under the Companies Law, we are required to include at least two members who qualify as external directors, one of which has accounting and financial expertise. Prof. Liora Katzenstein and Ms. Irit Ben Ami have served as our external directors since 2010 and 2008 respectively, and both have the requisite accounting and financial expertise. Prof. Liora Katzenstein and Ms. Irit Ben Ami were reelected to serve additional terms from June 2014 and until June 2017. Our board of directors has determined that both Prof. Liora Katzenstein and Ms. Irit Ben Ami have accounting and financial expertise.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

•	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The term controlling shareholder is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, excluding such ability deriving solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company.

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The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, except as provided below, provided that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company.

Additionally, the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine matters that under certain conditions will not constitute a business relationship or competition with the company; or

(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above).

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election, after receiving the board of directors arguments for such removal, or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director.

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than compensation and reimbursement of expenses amounts for their services as external directors prescribed under the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation with the company, with any person or entity controlling the company or a relative of such person on the date of appointment, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

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The term relative is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

The term affiliation includes (subject to certain exceptions):

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, is authorized to determine that certain matters will not constitute an affiliation.

The term “office holder” is defined under the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director of a company if: (i) that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director; or (ii) at the time of appointment, such person serves as a director of another company and an external director of the other company is also a director of the company; or (iii) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; or (iv) such person received direct or indirect compensation from the company in connection with such person’s services as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Capital Market listing rules for membership on the audit committee and (iii) has accounting and financial expertise as defined under Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. In determining whether the director has financial and accounting expertise the board of directors shall consider education, experience and the knowledge in the following subjects: (i) accounting issues and internal auditing issues typical to the company’s industry and to companies of the same size and complexity as the company; (ii) the nature of the Internal Auditor’s position in the company and his or her duties; and (iii) the preparation of financial statements and their approval subject to the Companies Law and the Israeli Securities Law.

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A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Audit Committee

Our audit committee consists of Mr. Rami Epstein, along with our two external directors, Prof. Liora Katzenstein and Adv. Irit Ben Ami, who also serves as the Chairman of the audit committee.

Companies Law Requirements

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. Under the Companies Law the audit committee may not include the chairman of the board of directors, a controlling shareholder of the company or a relative of a controlling shareholder, a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder or a director most of whose livelihood depends on a controlling shareholder.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel); and

•	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

The Companies Law further requires that generally, any person who does not qualify to be a member of the audit committee may not attend the audit committee’s meetings and voting sessions, unless such person was invited by the chairperson of the committee for the purpose of presenting on a specific subject; provided, however, that an employee of the company who is not the controlling shareholder or a relative of a controlling shareholder may attend the discussions of the committee provided that any resolutions approved at such meeting are voted on without his or her presence. A company’s legal advisor and company secretary who are not the controlling shareholder or a relative of a controlling shareholder may attend the meeting and voting sessions, if required by the committee.

The quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee is a majority of the members of the audit committee, provided such majority is comprised of a majority of independent directors, at least one of which is an external director.

Listing Requirements

Under the NASDAQ Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

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Upon the consummation of this offering, all members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Capital Market corporate governance rules. Prior to the consummation of this offering, our board of directors will have affirmatively that ___________ is an audit committee financial experts as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Capital Market corporate governance rules.

Upon the consummation of this offering , each of the members of the audit committee will be deemed “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors will adopt an audit committee charter to be effective upon the listing of our shares on the NASDAQ Capital Market that will set forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing rules of the NASDAQ Capital Market, as well as the requirements for such committee under the Companies Law, including the following:

•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

•	recommending the engagement or termination of the person filling the office of our internal auditor; and

•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee.

(iii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

(iv)	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to our board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

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(vi)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and

(vii)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Mr. Rami Epstein, along with our two external directors, Prof. Liora Katzenstein and Ms. Irit Ben Ami serves as the Chairman of the compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a Special Approval for Compensation as described below under “— Approval of related party transactions under Israeli law — Fiduciary duties of directors and executive officers”.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Capital Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The Compensation Policy must be based on certain considerations, must include certain provisions and needs to reference certain matters as set forth in the Companies Law. The Compensation Policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee. In addition, the Compensation Policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the Compensation Policy, constitute two percent or less of the voting power of the company. Such majority determined in accordance with clause (i) or (ii) is hereinafter referred to as the Compensation Majority.

To the extent a Compensation Policy is not approved by shareholders at a duly convened shareholders meeting, the board of directors of a company may override the resolution of the shareholders following a re-discussion of the matter by the board of directors and the compensation committee and for specified reasons, and after determining that despite the rejection by the shareholders, the adoption of the Compensation Policy is for the benefit of the company.

A Compensation Policy that is for a period of more than three years must be approved in accordance with the above procedure every three years.

Notwithstanding the above, the amendment of existing terms of office and employment of office holders (other than directors or controlling shareholders and their relatives, who serve as office holders) requires the approval of only the compensation committee, if such committee determines that the amendment is not material in relation to its existing terms.

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Pursuant to the Companies Law amendment, following the recommendation of our compensation committee, our board of directors approved our Compensation Policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held in January 2014.

The Compensation Policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the Company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the ratio between the cost of the terms of employment of an office holder and the cost of the compensation of the other employees of the company, including those employed through manpower companies, in particular the ratio between such cost and the average and median compensation of the other employees of the company, as well as the impact such disparities may have on the work relationships in the company;

•	the possibility of reducing variable compensation, if any, at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, if any, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The Compensation Policy must also include:

•	a link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

The compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and

•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

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Compensation Committee Role

Our compensation committee's responsibilities include:

•	reviewing and recommending overall compensation policies with respect to our Chief Executive Officers and other executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officers and other executive officers including evaluating their performance in light of such goals and objectives;

•	reviewing and approving the granting of options and other incentive awards; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor in accordance with the recommendation of the audit committee. An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

•	an office holder (including a director) of the company (or a relative thereof); or

•	a member of the company’s independent accounting firm, or anyone on his or her behalf.

•	The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. On October 22, 2014, we appointed Mr. Gewirtz Yisrael as our internal auditor. Mr. Gewirtz Yisrael is a certified internal auditor and a partner at Fahn Kanne & Co. Grant Thornton Israel, a certified public accounting firm in Israel.

•	The board of directors shall determine the direct supervisor of the internal auditor. The internal auditor is required to submit his findings to the audit committee, unless specified otherwise by the board of directors.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

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The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Our articles of association do not provide otherwise. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the Chief Executive Officer (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement (excluding abstaining shareholders); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approval of the compensation committee, board of directors and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Approval for Compensation.

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Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors, as applicable, determines that he or she should be present in order to present the transaction that is subject to approval. Generally, if a majority of the members of the audit committee or the board of directors, as applicable, have a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors, as applicable. In the event a majority of the members of the board of directors have a personal interest in the approval of a transaction, then the approval thereof shall also require the approval of the shareholders.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee or the compensation committee, as the case may be, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder (collectively referred as Transaction with a Controlling Shareholder). In addition, such shareholder approval requires one of the following, which we refer to as a Special Majority:

•	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approving the transaction, excluding abstentions; or

•	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

To the extent that any such Transaction with a Controlling Shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder, a relative of a controlling shareholder, or a director that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company or the voting rights may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

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Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	the approval of related party transactions and acts of office holders that require shareholder approval.

In addition, a shareholder also has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote at a general meeting or a shareholder class meeting and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be reasonably foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (A) no indictment was filed against such office holder as a result of such investigation or proceeding; and (B) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

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Under the Companies Law and the Israeli Securities Law 5728-1968, or the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure an office holder against the aforementioned liabilities as well as the following liabilities:

•	a breach of duty of care to the company or to a third party.

•	any other action against which we are permitted by law to insure an office holder;

•	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendments), 5771-2011 and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

•	a financial liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, civil fine, administrative fine or ransom or levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law and the Israeli Securities Law, including expenses incurred and/or paid by the office holder in connection with an Administrative Enforcement Procedure.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law and our articles of association, and undertaking to indemnify them to the fullest extent permitted by law and our articles of association. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

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The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act of 1933, however, is against public policy and therefore unenforceable.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Code of Ethics

Our board of directors will adopt a Code of Ethics to be effective upon the listing of our shares on the NASDAQ Capital Market applicable to all of our directors and employees, including our Chief Executive Officers, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Ethics will be posted on our website at www.biondvax.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

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BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of November 11, 2014 and as adjusted to reflect the sale of the ADSs offered by us (assuming no exercise of the underwriters’ over-allotment option), by:

•	each of our directors and executive officers;

•	all of our executive officers and directors as a group; and

•	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 days after November 11, 2014 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned before this offering is based on 54,297,367 ordinary shares outstanding on November 11, 2014. The number of ordinary shares deemed outstanding after this offering includes the ordinary shares represented by the ADSs being offered for sale in this offering, and assumes no exercise of the underwriters’ over-allotment option or warrants.

As of November 11, 2014, there were two shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as the shares of most out shareholders who hold ordinary shares that are traded on the TASE are recorded in the name of our Israeli share registrar, Bank Leumi Registration Company Ltd.  As of November 11, 2014, there are no record holders of our ordinary shares in the United States.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as otherwise indicated in the footnotes to this table, we believe the persons named in this table have sole voting and investment power with respect to all the ordinary shares indicated.

	As of November 11, 2014		After Offering
	Ordinary Shares	%	Ordinary Shares	%

Directors and Executive Officers
Ron Babecoff	5,608,000 (1)	10.3%
Rami Epstein	1,415,000 (2)	2.6%
Avner Rotman	238,900 (3)	*
Moshe Many	134,050 (4)	*
George H. Lowell	635,000 (5)	1.2%
Jack Rosen	300,000 (6)	*
Uri Ben Or	146,667 (7)	*
Dr. Tamar Ben Yedidya	580,000 (8)	1.1%
All executive officers and directors as a group (8 people)	9,057,617	16.2%
5% Shareholders
IBI Investment House Ltd.	5,803,219 (9)	10.7%

——————————

*	Less than 1%.
(1)	Consists of 5,528,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.

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(2)	Consists of 1,335,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.
(3)	Consists of 158,900 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.
(4)	Consists of 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021, and 54,050 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.0000001 per share and with an expiration date of November 21, 2015.
(5)	Consists of 355,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021, and 200,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of August 14, 2018.
(6)	Consists of 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.83182 per share and with an expiration date of July 10, 2023.
(7)	Consists of 46,667 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 26, 2022, 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 27, 2020, and 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of August 24, 2018.
(8)	Consists of 150,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 26, 2022, 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 27, 2020, and 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of August 24, 2018.
(9)	The referenced shares are beneficially owned by IBI Investment House Ltd. through subsidiaries of IBI Investment House Ltd., in the following names and amounts: 5,803,219 are held by IBI Mutual Fund Management Ltd. IBI Investment House Ltd. is publicly traded in Israel and Mr. Zvi Lubetzky, Mr. David Weisberg and Mr. Emanuel Kook are the controlling shareholders, holding approximately 60% of the issued and outstanding capital of IBI Investment House Ltd as of the date of this prospectus.

None of our shareholders has different voting rights from other shareholders.

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RELATED PARTY TRANSACTIONS

The following is a description of some of the transactions with related parties to which we are party and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Management — Approval of Related Party Transactions under Israeli Law.”

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors and have entered into indemnification agreements with all of our current officers and directors.

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this offering, to the extent such liabilities are not covered by insurance. See “Management — Exculpation, Insurance and Indemnification of Directors and Officers.”

Employment and Service Agreements

We have or have had employment, service or related agreements with each member of our senior management. See “Management — Executive Officers and Directors — Employment and Service Agreements.”

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary of the material terms of our articles of association and Israeli corporate law regarding our shares and the holders thereof. This description contains all material information concerning our ordinary shares but does not purport to be complete. For a complete description, you should read our articles of association, a copy of which has been filed with the SEC as an exhibit to the registration statement on Form F-1 of which this prospectus forms a part. The following description is qualified in its entirety by reference to our articles of association and applicable law.

Ordinary Shares

As of November 11, 2014, our authorized share capital consists of 391,000,000 ordinary shares, par value NIS 0.0000001 per share. As of November 11, 2014, there are 54,297,367 ordinary shares issued and outstanding. All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Pursuant to Israeli securities laws, a company whose shares are traded on the TASE may not have more than one class of shares for a period of one year following its registration, after which it is permitted to issue preferred shares (which shall bear a dividend preference and shall not have any voting rights), and all outstanding shares must be validly issued and fully paid. All outstanding shares must be registered for trading on the TASE which currently prohibits the issuance of more than one class of shares.

Warrants

As of November 11, 2014, we had the following warrants outstanding:

•	series 3 warrants to purchase up to 5,650,000 ordinary shares at an exercise price of NIS 1.80 (or $ 0.52) per share. These warrants shall expire on November 7, 2016.

•	series 4 warrants to purchase up to 5,685,000 ordinary shares at an exercise price of NIS .50 (or $ 0.44) per share. These warrants shall expire on February 28, 2017.

•	series 5 warrants to purchase up to 6,302,000 ordinary shares at an exercise price of NIS 1.50 (or $ 0.44) per share. These warrants shall expire on October 30, 2017.

Options

We maintain the 2005 Plan, which was adopted by our board of directors in July 2005, which provides for granting options to our directors, officers, employees, consultants, advisers and service providers. As of November 11, 2014, an unspecified number of options are reserved for issuance under the 2005 Plan .To date, an aggregate amount of 6,647,050 options to purchase 6,647,050 ordinary shares were granted. Of such outstanding options, options to purchase 2,307,436 ordinary shares were vested as of November 11, 2014, with a weighted average exercise price of NIS 0.64 per share, and will expire 10 years from the date of grant, during the years 2016 - 2024.

Articles of Association

The following are summaries of material provisions of our articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Purposes and Objects of the Company

Our purpose is set forth in Section 4 of our articles of association and includes every lawful purpose in the field of Bio-Technology.

Registration Number

Our number with the Israeli Registrar of Companies is 513436105.

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Voting Rights

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. The board of directors shall determine and provide a record date for each shareholders meeting and all shareholders at such record date may vote. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of a simple majority of our shares represented and voting at a general meeting and of the holders of a class of shares whose rights are being affected (or the consent in writing of all the holders of such class of shares).

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or Israeli law, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

The Powers of the Directors

Our board of directors shall direct the Company's policy and shall supervise the performance of the Company's Chief Executive Officer. Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Amendment of share capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general or special meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of our board of directors and court approval.

Dividends

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is determines that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and in any event no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our articles of association provide that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of the directors then in office; or (ii) one or more shareholders holding, in the aggregate either (a) 5% of our issued share capital and 1% of our outstanding voting power, or (b) 5% of our outstanding voting power.

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Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of directors and appointment and dismissal of external directors;

•	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

•	director compensation, indemnification and change of the principal executive officer;

•	increases or reductions of our authorized share capital;

•	a merger;

•	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

•	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority.

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

The Companies Law does not allow shareholders of publicly traded companies to approve corporate matters by written consent. Consequently, our articles of association do not allow shareholders to approve corporate matters by written consent.

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting.

Quorum

The quorum required for our general meetings of shareholders consists of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law who hold or represent, in the aggregate, at least 10% of the total outstanding voting rights, within half an hour from the appointed time.

A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or on a later date if so specified in the summons or notice of the meeting. At the reconvened meeting, any number of our shareholders present in person or by proxy shall constitute a lawful quorum.

Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by applicable law.

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Israeli law provides that a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

•	an appointment or removal of directors;

•	an approval of transactions with office holders or interested or related parties, that require shareholder approval;

•	an approval of a merger;

•	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

•	any other matter that is determined in the articles of association to be voted on by way of a written ballot. Our articles of association do not stipulate any additional matters; and

•	other matters which may be prescribed by Israel’s Minister of Justice.

The provision allowing the vote by written ballot does not apply where the voting power of the controlling shareholder is sufficient to determine the vote.

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of certain interested or related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder or other power towards the company, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

Under the Companies Law, unless provided otherwise in a company’s articles of association, a resolution at a shareholders meeting requires approval by a simple majority of the voting rights represented at the meeting, in person, by proxy or written ballot, and voting on the resolution. Generally, a resolution for the voluntary winding up of the company requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, articles of association, financial statements and any document it is required by law to file publicly with the Israeli Companies Registrar and the Israeli Securities Authority, or ISA. Any of our shareholders may request to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

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Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law (provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved the tender offer except that if the total votes to reject the tender offer represent less than 2% of the company’s issued and outstanding share capital, in the aggregate, approval by a majority of the offerees that do not have a personal interest in such tender offer is not required to complete the tender offer). However, a shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender or not, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court unless the acquirer stipulated in the tender offer that a shareholder that accepts the offer may not seek appraisal rights, so long as prior to the acceptance of the full tender offer, the acquirer and the company disclosed the information required by law in connection with the full tender offer. If the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of 45% or more of the voting rights in the company, if there is no other shareholder of the company who holds 45% or more of the voting rights in the company, unless one of the exemptions in the Companies Law is met.

A special tender offer must be extended to all shareholders of a company, but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under regulations enacted pursuant to the Companies Law, the above special tender offer requirements may not apply to companies whose shares are listed for trading on a foreign stock exchange if, among other things, the relevant foreign laws or the rules of the stock exchange, include provisions limiting the percentage of control which may be acquired or that the purchaser is required to make a tender offer to the public. However, the Israeli Securities Authority’s opinion is that such leniency does not apply with respect to companies whose shares are listed for trading on stock exchanges in the United States, including the NASDAQ Capital Market, which do not provide for sufficient legal restrictions on obtaining control or an obligation to make a tender offer to the public, therefore the special tender offer requirements shall apply to such companies.

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Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our shares at a general meeting. In addition, the rules and regulations of the TASE also limit the terms permitted with respect to a new class of shares and prohibit any such new class of shares from having voting rights. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.

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DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent ____ ordinary shares (or a right to receive ____ ordinary shares) deposited with the principal Tel Aviv office of either of Bank Leumi or Bank Hapoalim, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or DRS, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The DRS is a system administered by The Depository Trust Company, or DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find More Information” on page [145].

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes, or other required governmental charges. See "Taxation". The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It may sell ordinary shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

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How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	there is substantial shareholder opposition to the particular question; or

•	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

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Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

	If we:	Then:
●	Change the nominal or par value of our shares	The cash, ordinary shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
●	Reclassify, split up or consolidate any of the deposited securities
●	Distribute securities on the ordinary shares that are not distributed to you	The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
●	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

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Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed from the date on which the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it are prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercise discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believe in good faith to be genuine and to have been signed or presented by the proper person.

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In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

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Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that DRS and the Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our ordinary shares have been traded only on the TASE. In connection with this offering, we intend to apply to list the ADSs listed on the NASDAQ Capital Market, under the symbol “BVXV.” No assurance can be given that our application will be approved. Sales of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of our ordinary shares and ADSs. Upon completion of this offering, we will have outstanding ordinary shares (including those represented by ADSs), assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates.

Our ordinary shares will be held by our existing shareholders. Because all of these shares were sold outside the United States to persons residing outside the United States at the time, and are currently traded on the TASE, they will continue to be freely tradable on TASE without restriction or further registration, except for the restrictions described below, and except for the lock-up restrictions described under “Underwriting” below. Approximately [__]% of our outstanding shares will be subject to such lock-up agreements.

Lock-up Agreements

We and our executive officers, directors, and our 5% or more shareholders have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any ordinary shares, ADSs or any other securities convertible into or exchangeable for ordinary shares except for the ordinary shares offered in this offering without the prior written consent of the representative for a period of 3 months after the consummation of this offering. After the expiration of such 3-month period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold outside of the U.S. subject to the restrictions under applicable Israeli securities laws or by means of registered public offerings.

Rule 144

In general, under Rule 144 as in effect on the date hereof, beginning 90 days after the date hereof, a person who holds restricted ordinary shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of our ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date hereof, our affiliates who have beneficially owned our ordinary shares for at least six months will be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of the ADSs then outstanding, which will equal approximately ______ ordinary shares immediately after this offering, assuming no exercise of the underwriter’s over-allotment option; or

•	the average weekly trading volume of our ordinary shares on the TASE plus the ordinary shares equivalent of the average weekly trading volume of the ADSs on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided that current public information about us is available and the affiliate complies with the manner of sale requirements imposed by Rule 144.

We cannot estimate the number of our ordinary shares that our existing shareholders will elect to sell on the TASE.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL SHARE TRANSFER RESTRICTION MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF THE ADSS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares or ADSs (both referred to below as the Shares). You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our Shares. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus and does not take into account possible future amendments which may be under consideration.

General corporate tax structure in Israel

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 26.5% as of 2014.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Taxation of our Israeli individual shareholders on receipt of dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a “substantial shareholder” (as defined below) at the time of distribution or at any time during the preceding 12-month period.

As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain exceeds NIS 811,560.

A “substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

The term “Israeli Resident” is generally defined under Israeli tax legislation with respect to individuals as a person whose center of life is in Israel. The Israeli Tax Ordinance New Version, 1961 provides that in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) place of permanent home; (b) place of residential dwelling of the individual and the individual’s immediate family; (c) place of the individual’s regular or permanent occupation or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

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Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Shares.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2013, an additional tax at a rate of 2% is imposed on high earners whose annual income or gains exceed NIS 811,560.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (26.5 as of 2014 for corporations and up to 50% for individuals).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% if such recipient is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date. If the Shares are held by a nominee company, the nominee company or the financial institution will withhold at the source a tax of 25% whether the recipient is a substantial shareholder or not. Otherwise, the withholding at the source will be 25% or 30% in accordance with the above, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder’s country of residence.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, and not more than 25% of the gross income of the paying corporation consists of interest or dividends (other than interest derived from the conduct of banking, insurance, or financing business or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by the paying corporation at the time such dividends or interest is received) the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Capital gains income taxes applicable to non-Israeli shareholders.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) jointly have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our Shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR ISRAELI TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. Federal Income Tax Consequences

The following is limited to a general summary of what we believe to be material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our Shares by U.S. Investors (as defined below) that are initial purchasers of such Shares and that hold such Shares as capital assets. This summary is based on the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is for general information purposes only and does not constitute tax advice. This summary does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (including, without limitation, banks, financial institutions, insurance companies, tax-exempt entities, retirement plans, tax-deferred accounts, regulated investment companies, “S corporations,” grantor trusts, partnerships, dealers or traders in securities or currencies, brokers, governments or agencies or instrumentalities thereof, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons subject to the alternative minimum tax, persons who acquire our Shares through the exercise or cancellation of employee stock options, in connection with employee incentive plans, or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) Shares representing 10% or more of the voting power or value of our ordinary shares, or persons that mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, generation skipping or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences.

As used in this summary, the term “U.S. Investor” means a beneficial owner of our Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or that has a valid election in effect under applicable Treasury Regulations to be treated as a “United States person.”

If an entity treated as a partnership for U.S. federal income tax purposes holds our Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of its Shares.

Prospective investors should be aware that this summary does not address the tax consequences to investors who are not U.S. Investors. Prospective investors should consult their own tax advisors as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of their Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Shares” below assumes that we will not be treated as a PFIC for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2014 or any subsequent year, and it is possible that we will be a PFIC in 2014 or in one or more subsequent years. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions. We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend (without reduction for any Israeli tax withheld from such distribution) the amount of any distributions made on the Shares to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Investor’s tax basis in its Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Investor on a subsequent disposition of the Shares), and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those Shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Investor should expect that the entire amount of any distribution generally may be treated as dividend income.

If we were to pay dividends, we expect to pay such dividends in NIS. A dividend paid in NIS, including the amount of any Israeli taxes withheld, will be includible in a U.S. Investor’s income as a U.S. dollar amount calculated by reference to the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Investor generally will not recognize a foreign currency gain or loss. However, if the U.S. Investor converts the NIS into U.S. dollars on a later date, the U.S. Investor must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. Investors should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, any Israeli income taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year. Dividends paid on the Shares generally will constitute income from sources outside the United States, which may be relevant in calculating a U.S. Investor’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid on our Shares should generally be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes. Because the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on the Shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

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Certain distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a reduced tax rate (currently a maximum of 20%) so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As noted above, we have not determined whether we are currently a PFIC or not or whether we will be a PFIC or not. In addition, a non-corporate U.S. Investor will not be eligible for reduced U.S. federal income tax rate with respect to dividend distributions on Shares if (a) such U.S. Investor has not held the Shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. Investor is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Investor as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. Investor has diminished its risk of loss with respect to Shares (for example, by holding an option to sell the Shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. Investors should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

The additional 3.8% net investment income tax (described below) may apply to dividends received by certain U.S. Investors who meet the modified adjusted gross income thresholds.

Sale, Exchange or Other Disposition of Shares. Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Investor generally will recognize capital gain or loss upon the sale, exchange or other disposition of our Shares in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Investor’s adjusted tax basis in such Shares. The adjusted tax basis in an ordinary share generally will be equal to the cost basis of such ordinary share. This capital gain or loss will be long-term capital gain or loss if the U.S. Investor’s holding period in our Shares exceeds one year. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 20%) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes, possibly subject to certain exceptions in U.S.-Israel Tax Treaty. Additionally, certain losses may be treated as foreign source to the extent certain dividends were received by the U.S. Investor within the 24-month period preceding the date on which the U.S. holder recognized the loss. The additional 3.8% net investment income tax (described below) may apply to gains recognized upon the sale, exchange or other taxable disposition of our Shares by certain U.S. Investors who meet the modified adjusted gross income thresholds.

U.S. Investors should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their Shares.

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its gross assets consists of assets that produce, or are held for the production of, passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in offerings of our Shares. Assets that produce or are held for the production of passive income include, among other things, cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature and our status for any year will depend on our income, assets, and activities for such year, including, without limitation, how quickly we use the cash proceeds from this offering in our business. In addition, because the value of our gross assets may be determined in part by reference to our market capitalization, a decline in the value of our Shares may result in our becoming a PFIC. We have not determined whether we have previously been a PFIC for any year, including 2013, or will be a PFIC in 2014 or in future years. Because the PFIC determination is highly fact-intensive, there can be no assurance that we will not be a PFIC in 2014 or any subsequent year.

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U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, makes a “mark-to-market” election with respect to the Shares, or makes neither election. A QEF election will not be available if we do not provide the information necessary to make such an election. It is not expected that a U.S. Investor will be able to make a QEF election because we do not intend to provide U.S. Investors with the information necessary to make a QEF election.

QEF Election. One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Investor to make a QEF election. Generally, a shareholder making the QEF election is required for each taxable year to include in income a pro rata share of the ordinary earnings and net capital gain of the QEF, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. We do not expect that a U.S. Investor will be able to make a QEF election because we do not intend to provide U.S. Investors with the information necessary to make a QEF election. As discussed below, however, a mark-to-market election that may alleviate some of the adverse consequences of PFIC status may be available to a U.S. Holder.

Mark-to-Market Election. Alternatively, if our Shares are treated as “marketable stock,” a U.S. Investor would be allowed to make a “mark-to-market” election with respect to our Shares, provided the U.S. Investor completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Investor generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our Shares at the end of the taxable year over such holder’s adjusted tax basis in such Shares. Thus, the U.S. Holder may recognize taxable income without receiving any cash to pay its tax liability with respect to such income. The U.S. Investor would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Investor’s adjusted tax basis in our Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Investor’s tax basis in our Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Investor, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock is regularly traded on an exchange during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. To be marketable stock, our Shares must be regularly traded on a qualifying exchange (i) in the United States that is registered with the SEC or a national market system established pursuant to the Exchange Act or (ii) outside the United States that is properly regulated and meets certain trading, listing, financial disclosure and other requirements. Our Shares are expected to constitute “marketable stock” as long as they remain listed on the NASDAQ Capital Market and are regularly traded. Although we intend to apply to have the ADSs listed on the NASDAQ Capital Market, we cannot guarantee that our application will be approved or, if approved, that the ADSs will continue to be listed on the NASDAQ Capital Market.

A mark-to-market election will not apply to our Shares held by a U.S. Investor for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. The election will not remain in effect if the Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. A mark-to-market election will not apply to any PFIC subsidiary that we own. Each U.S. Investor is encouraged to consult its own tax advisor with respect to the availability and tax consequences of a mark-to-market election with respect to our Shares.

Each U.S. investor should consult its own tax adviser with respect to the applicability of the “net investment income tax” (discussed below) where a mark-to-market election is in effect.

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Default PFIC Rules. A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of such Shares. Under these rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for such Shares;

•	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If a Non-Electing U.S. Investor who is an individual dies while owning our Shares, the Non-Electing U.S. Investor’s successor would be ineligible to receive a step-up in tax basis of such Shares. Non-Electing U.S. Investors should consult their tax advisors regarding the application of the “net investment income tax” (described below) to their specific situation.

To the extent a distribution on our Shares does not constitute an excess distribution to a Non-Electing U.S. Investor, such Non-Electing U.S. Investor generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “— Taxation of U.S. Investors — Distributions.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our Shares.

If we are treated as a PFIC for any taxable year during the holding period of a Non-Electing U.S. Investor, we will continue to be treated as a PFIC for all succeeding years during which the Non-Electing U.S. Investor is treated as a direct or indirect Non-Electing U.S. Investor even if we are not a PFIC for such years. A U.S. Investor is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including the “deemed sale” election of Section 1298(b)(1) of the Code (which will be taxed under the adverse tax rules described above).

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that own PFICs. If we are classified as a PFIC, under attribution rules U.S. Investors will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs, such that a disposition of the Shares of the PFIC or receipt by us of a distribution from the PFIC generally will be treated as a deemed disposition of such Shares or the deemed receipt of such distribution by the U.S. Investor, subject to taxation under the PFIC rules. There can be no assurance that a U.S. Investor will be able to make a QEF election with respect to PFICs in which we invest, and a U.S. Investor may not make a mark-to-market election with respect to a PFIC in which we invest. Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of an investment by us in a corporation that is a PFIC.

In addition, U.S. Investors should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of Shares in a PFIC, including IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund).

The U.S. federal income tax rules relating to PFICs, QEF elections, and mark-to market elections are complex. U.S. Investors are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our Shares, any elections available with respect to such Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our Shares.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

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In addition, recently enacted legislation requires certain U.S. Investors to report information on IRS Form 8938 with respect to their investments in certain “foreign financial assets,” which would include an investment in our Shares, to the IRS.

Investors who fail to report required information could become subject to substantial civil and criminal penalties. U.S. Investors should consult their tax advisors regarding the possible implications of these reporting requirements on their investment in our Shares.

Disclosure of Reportable Transactions

If a U.S. Investor sells or disposes of the Shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Investor may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our Shares or proceeds on the disposition of our Shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. Investor’s U.S. federal income tax liability and such U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Medicare Tax on Investment Income

Certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Investors are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of our Shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement dated _____ , 2014 with respect to the ADSs being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the table below. Aegis Capital Corp., or Aegis, is the representative of the underwriters.

Underwriter	Number of ADSs

Aegis Capital Corp.

Total

The underwriters are committed to purchase all the ADSs offered by us other than those covered by the option to purchase additional shares described below, if they purchase any ADSs. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of              additional ADSs (15% of the ADSs sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase ADSs covered by the option at the public offering price per ADS that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $         and the total net proceeds, before expenses, to us will be $            .

Discount. The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total without Over-Allotment Option	Total with Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (6.5%)	$	$	$
Non-accountable expense allowance(1)	$	$	$
Proceeds, before expenses to us	$	$	$

(1)	The expense allowance of 1% is not payable with respect to the shares sold upon exercise of the underwriters’ over-allotment option.

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The underwriters propose to offer the ADSs offered by us to the public at the public offering price per share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $         per share. If all of the shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have paid an expense deposit of $35,000 to Aegis, which will be applied against the accountable expenses that will be paid by us to the representative in connection with this offering. The underwriting agreement provides that in the event the offering is terminated, the $35,000 expense deposit paid to Aegis will be returned to us to the extent that offering expenses are not actually incurred by the underwriters in compliance with FINRA Rule 5110(f)(2)(C).

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed an aggregate of $5,000 per individual; (b) all filing fees incurred in clearing this offering with FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under state securities laws, or “blue sky” laws, or under the securities laws of foreign jurisdictions designated by the underwriters (including reasonable fees and disbursements of blue sky counsel, it being agreed it being agreed that such fees and expenses will be limited to, if the offering is commenced on the Nasdaq Capital Market, a payment of $15,000 to “blue sky” counsel, upon commencement of “blue sky” work by such counsel, and an additional $5,000 payment at closing); (d) up to $50,000 of the fees and expenses of the underwriters’ legal counsel; (e) $25,000 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (f) up to $20,000 of the underwriters’ actual accountable road show expenses for the offering.

We have granted the representative an irrevocable right of first refusal, for a period of twenty-four months after the closing, to act as sole investment banker, sole book-runner and/or sole placement agent, or in any other similar capacity, on the representative’s customary terms and conditions, in the event we retain or otherwise use (or seek to retain or use) the services of an investment bank or similar financial advisor to pursue a registered underwritten public offering of securities (in addition to this offering) or a private placement of securities during such twenty-four month period. We are required to notify the representative in writing of our intention to pursue such a transaction, including the material terms of the transaction. If the representative fails to exercise its right of first refusal with respect to any transaction within ten business days after the mailing of our written notice, then the representative will have no further claim or right with respect to such transaction. If the transaction involves a public or private sale of securities, the representative will be entitled to receive as its compensation at least 50% of the compensation payable to the underwriting or placement agent group when serving as co-manager or co-placement agent and at least 33% of the compensation payable to the underwriting or placement agent group when serving as co-manager or co-placement agent with respect to a proposed financing in which there are three co-managing or lead underwriters or co-placement agents.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $            .

Discretionary Accounts. The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements. Pursuant to certain “lock-up” agreements, our executive officers and directors and our 5% or greater stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or ADSs or securities convertible into or exchangeable or exercisable for any ordinary shares or ADSs, whether currently owned or subsequently acquired, without the prior written consent of Aegis, for a period of 3 months after the consummation of this offering.

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Representative’s Warrants. We have agreed to issue to the representative warrants to purchase up to a total of              ADSs (5% of the ADSs sold in this offering, excluding the over-allotment). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering. The warrants will be exercisable at a per share price equal to 125% of the public offering price per ADS in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares or ADSs at a price below the warrant exercise price. In addition, the warrants provide for registration rights upon request, in certain cases. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders.

Nasdaq Capital Market Listing. We intend to apply to list the ADSs on the Nasdaq Capital Market under the symbol “BVXV.” No assurance can be given that our application will be approved.

Electronic Offer, Sale and Distribution of ADSs. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids. In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. In connection with the offering, the underwriters may purchase and sell the ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As result, the price of the ADSs may be higher than the price that might otherwise exist in the open market.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representative of the underwriters purchases ADSs in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

The underwriters make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

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From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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(b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of us or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

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Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ – $$ – Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors.

Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

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Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended, or the FSMA) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The address of Aegis Capital Corp. is 810 Seventh Avenue, 18th Floor, New York, New York 10019.

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ENFORCEMENT OF FOREIGN JUDGMENTS

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, substantially all of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Pearl Cohen Zedek Latzer Baratz, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the judgment is final and is not subject to any right of appeal;

•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the judgment was obtained by fraud;

•	the possibility given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

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EXPENSES RELATING TO THIS OFFERING

We estimate that the total expenses of this offering payable by us, excluding the underwriting discounts, commissions and expenses, will be approximately $      as follows:

Amount
Securities and Exchange Commission registration fee	$	*
NASDAQ Capital Market listing fee		*
Financial Industry Regulatory Authority, Inc. filing fee		*
Printing and engraving expenses		*
Edgarizing costs		*
Transfer Agent fees and expenses		*
Legal fees and expenses		*
Accountant fees and expenses		*
Public offering director and officer insurance		*
Miscellaneous costs		*
Total	$	[___]

—————————

* To be completed

All amounts in the table are estimated except the Securities and Exchange Commission registration fee, the NASDAQ Capital Market listing fee and the FINRA filing fee.

LEGAL MATTERS

The validity of the ADSs, the ordinary shares represented by the ADSs being offered by this prospectus and other legal matters concerning this offering will be passed upon for us by Pearl Cohen Zedek Latzer Baratz, Tel-Aviv, Israel.

Certain legal matters in connection with this offering will be passed upon for the underwriter by Sichenzia Ross Friedman Ference LLP, New York, NY with respect to US federal law and Kantor & Co., Ramat Gan, Israel with respect to Israeli law.

EXPERTS

The financial statements of the Company as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 appearing in this prospectus have been audited by Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young, independent registered public accounting, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

144

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

In addition, because our ordinary shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website at www.biondvax.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

145

INDEX TO FINANCIAL STATEMENTS

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	F-2

Condensed Interim Statements of Comprehensive Income	F-3

Condensed Interim Statements of Changes in Shareholders' Equity	F-4- F-6

Condensed Interim Statements of Cash Flows	F-7- F-8

Notes to Condensed Interim Financial Statements	F-9 - F-10

- - - - - - - - - - - - -

F-1

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

				Convenience translation (Note 2)
	December 31,	June 30,		June 30,
	2013	2013	2014	2014
		Unaudited		Unaudited
	N I S			U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	17,863	15,725	14,187	4,126
Marketable securities	2,013	2,005	2,013	586
Other receivables	489	777	175	51

	20,365	18,507	16,375	4,763
LONG-TERM ASSETS:
Marketable securities	2,045	2,038	2,045	595
Property, plant and equipment	3,285	3,446	2,957	860
Other long term assets	128	611	288	84

	5,458	6,095	5,290	1,539

	25,823	24,602	21,665	6,302
CURRENT LIABILITIES:
Trade payables	392	452	373	109
Other payables	1,390	688	1,197	348

	1,782	1,140	1,570	457
LONG-TERM LIABILITIES:
Severance pay liability, net	55	52	59	17

	55	52	59	17
SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2014, 2013 and December 31, 2013 and 2013; Issued and Outstanding: 54,284,367, 47,823,467 and 54,284,367 shares respectively	*) -	*) -	*) -	*) -
Share premium	83,148	79,079	83,391	24,256
Options	2,536	1,912	2,536	738
Other comprehensive income	21	17	18	5
Accumulated deficit	(61,719)	(57,598)	(65,909)	(19,171)

	23,986	23,410	20,036	5,828

	25,823	24,602	21,665	6,302

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

F-2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2013	2013	2014	2013	2014	2014
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)

Operating expenses:
Research and development, net of participations	5,451	1,628	1,608	2,817	3,075	894
Marketing, general and administrative	2,190	573	574	1,067	1,127	328

Total operating expenses	7,641	2,201	2,182	3,884	4,202	1,222

Operating loss	(7,641)	(2,201)	(2,182)	(3,884)	(4,202)	(1,222)

Financial income	(157)	(43)	(21)	(102)	(56)	(16)
Financial expense	552	21	62	133	44	13

Total finance expense (income), net	395	(22)	41	31	(12)	(3)

Net loss	(8,036)	(2,179)	(2,223)	(3,915)	(4,190)	(1,219)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	4	(5)	(4)	-	(3)	(1)

Total comprehensive loss	(8,032)	(2,184)	(2,227)	(3,915)	(4,193)	(1,220)

Basic and Diluted net loss per share (NIS)	0.17	0.05	0.04	0.09	0.08	0.08

Weighted average number of shares outstanding used to compute basic and diluted loss per share	47,946,163	47,823,467	54,284,367	45,928,467	54,284,367	54,284,367

The accompanying notes are an integral part of the interim financial statements.

F-3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain on available-for-sale financial assets	Accumulated deficit	Total equity
	NIS in thousands

Balance as of January 1, 2013	*) -	72,895	2,979	17	(53,683)	22,208
Loss	-	-	-	-	(8,036)	(8,036)
Other comprehensive income	-	-	-	4	-	4

Total comprehensive loss	-	-	-	4	(8,036)	(8,032)

Exercise of employee options	*) -	-	-	-	-	*) -
Issuance of shares and options, net	*) -	7,722	1,526	-	-	9,248
Expiration of options (series 2)	-	1,969	(1,969)	-	-	-
Share-based compensation	-	562	-	-	-	562

Balance as of December 31, 2013	*) -	83,148	2,536	21	(61,719)	23,986

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

F-4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2013	*) -	76,946	3,881	22	(55,419)	25,430

Loss	-	-	-	-	(2,179)	(2,179)
Other comprehensive loss	-	-	-	(5)	-	(5)

Total comprehensive loss	-	-	-	(5)	(2,179)	(2,184)

Expiration of options (series 2)	-	1,969	(1,969)	-	-	-
Share-based compensation	-	164	-	-	-	164

Balance as of June 30, 2013	*) -	79,079	1,912	17	(57,598)	23,410

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2014	*) -	83,240	2,536	22	(63,686)	22,112
Loss	-	-	-	-	(2,223)	(2,223)
Other comprehensive loss	-	-	-	(4)	-	(4)

Total comprehensive loss	-	-	-	(4)	(2,223)	(2,227)

Share-based compensation	-	151	-	-	-	151

Balance as of June 30, 2014	*) -	83,391	2,536	18	(65,909)	20,036

Balance as of June 30, 2014 (convenience translation into U.S. dollars (see Note 2)	*) -	24,256	738	5	(19,171)	5,828

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

F-5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2013	*) -	72,895	2,979	17	(53,683)	22,208

Loss	-	-	-	-	(3,915)	(3,915)
Total comprehensive loss
	-	-	-	-	(3,915)	(3,915)
Issue of shares and options, net	*) -	3,934	902	-	-	4,836
Expiration of options (series 2)	-	1,969	(1,969)	-	-	-
Share-based compensation	-	281	-	-	-	281

Balance as of June 30, 2013 (unaudited)	*) -	79,079	1,912	17	(57,598)	23,410

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2014	*) -	83,148	2,536	21	(61,719)	23,986
Loss	-	-	-	-	(4,190)	(4,190)
Other comprehensive loss	-	-	-	(3)	-	(3)

Total comprehensive loss	-	-	-	(3)	(4,190)	(4,193)

Share-based compensation	-	243	-	-	-	243

Balance as of June 30, 2014 (unaudited)	*) -	83,391	2,536	18	(65,909)	20,036

Balance as of June 30, 2014 (convenience translation into U.S. dollars (see Note 2)	*) -	24,256	738	5	(19,171)	5,828

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

F-6

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2013	2013	2014	2013	2014	2014
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net loss	(8,036)	(2,179)	(2,223)	(3,915)	(4,190)	(1,219)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	709	172	169	346	344	100
Net financing expenses (income)	395	(22)	41	31	(12)	(4)
Share-based compensation	562	164	151	281	243	71
Change in employee benefit liabilities, net	7	2	2	4	4	1

	1,673	316	363	662	579	168
Changes in asset and liability items:
Decrease in other receivables	1,212	457	148	924	313	91
Increase (decrease) in trade payables	(12)	(66)	(80)	48	(18)	(5)
Increase (decrease) in other payables	825	99	20	123	(177)	(51)

	2,025	490	88	1,095	118	35
Cash paid and received during the year for:
Interest paid	(3)	(3)	(3)	(8)	(7)	(2)
Interest received	136	56	22	74	53	15

	133	53	19	66	46	13

Net cash flows used in operating activities	(4,205)	(1,320)	(1,753)	(2,092)	(3,447)	(1,003)

The accompanying notes are an integral part of the interim financial statements.

F-7

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2013	2013	2014	2013	2014	2014
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Proceeds from marketable securities	2,079	2,079	-	2,079	-	-
Purchase of property and equipment	(196)	-	(1)	-	(15)	(4)
Decrease (increase) in other long term assets	141	-	-	-	(160)	(47)

Net cash provided by (used in) investing activities	2,024	2,079	(1)	2,079	(175)	(51)

Cash Flows from Financing Activities:

Issuance of shares	7,722	-	-	4,836	-	-
Issuance of options to the public	1,526	-	-	-	-	-

Net cash provided by financing activities	9,248	-	-	4,836	-	-

Exchange differences on balances of cash and cash equivalents	(233)	(26)	(77)	(127)	(54)	(16)
Increase (decrease) in cash and cash equivalents	6,834	733	(1,831)	4,696	(3,676)	(1,070)

Balance of cash and cash equivalents at the beginning of the period	11,029	14,992	16,018	11,029	17,863	5,196

Balance of cash and cash equivalents at the end of the period	17,863	15,725	14,187	15,725	14,187	4,126

The accompanying notes are an integral part of the interim financial statements.

F-8

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:- GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	In the six months ended June 30, 2014, the Company incurred a loss of NIS 4,190
($ 1,219) and negative cash flows from operating activities of NIS 3,447 ($ 1,003) and it has an accumulated deficit of NIS 65,909 ($ 19,171) as of that date.

The Company believes that based on the progress in its Phase 2 clinical trial program, it will have the resources required to carry out the Phase 2 clinical trials of flu strains in the selected populations and for its continued business development pursuant to its business plan in the foreseeable future. However, the Company will need to obtain additional funds by way of raising capital, receiving research grants and entering into a collaboration agreement towards initiating Phase 3 clinical trials in the future. It is uncertain whether some or all these funding alternatives will be available to the Company at terms that will be acceptable to the Company.

NOTE 2:- CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2014 and for the three and six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.438). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

Basis of preparation of the interim financial statements

The interim condensed financial statements for the three and six months ended June 30, 2014 have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the annual financial statements.

F-9

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 4:- EQUITY

a.	In February 2014, the Company granted 80,000 options to an external director. The options vest over a period of three years at an exercise price of NIS 0.869 ($ 0.25) per share. The overall value of the options granted amounted to approximately NIS 42 ($ 12) that will be recognized over the vesting period.

b.	In the context of the Company's efforts for registering its level-one ADRs, on May 29, 2014, the Company's Board approved entering into a consultant agreement with a third party ("the agreement" and "the consultant", respectively) to have such third party promote and manage the ADR registration process and introduce the Company to the relevant players in the U.S. capital market. In consideration for the consultant's services, the consultant will be entitled to a commission at a variable rate based on the types of investment transactions defined in the agreement and 1,000,000 options exercisable into 1,000,000 ordinary shares of the Company which were granted on August 4, 2014. The vesting period of the options is two years. 500,000 of which are exercisable at an exercise price of NIS 1 ($ 0.3) per share and 500,000 options for an exercise price of NIS 2.5 ($ 0.7) per share. In the event of an increase in the Company's value by 300% compared to its value on the date of signing the agreement over a period of two trading weeks, the exercise dates of all the unvested options will be accelerated.

NOTE 5:- SUBSEQUENT EVENTS

a.	On August 10, 2014, an additional director was appointed at the Company’s general meeting. In consideration for his services, the director will be entitled to receive 1,500,000 options exercisable into the Company's shares. The vesting period of the options is three years and they are exercisable at an exercise price equal to 130% of the average closing rate of the Company's ordinary shares on the TASE at the end of the 30 trading days that preceded the date of grant of the options. 500,000 of the options will be granted without any conditions and the other 1,000,000 options will be granted if the director is elected as Chairman of the Board. On August 24, 2014, 500,000 options were granted with an exercise price of NIS 0.96 ($ 0.28) per share.

b.	On August 24, 2014, the Company granted 80,000 options to an external director. The options vest over a period of three years and are exercisable at an exercise price of NIS 0.96 ($ 0.28) per share.

c.	On September 8, 2014, the Company received an approval for additional funding of its research and development program by the OCS for a maximum expense amount of up to NIS 4,870 ($ 1,417).

- - - - - - - - - - - - - - - - - - - -

F-10

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-12

Balance Sheets	F-13

Statements of Comprehensive Income	F -14

Statements of Changes in Equity	F-15

Statements of Cash Flows	F-16 - F-17

Notes to Financial Statements	F-18 - F-48

F-11

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the "Company") as of December 31, 2012 and 2013 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, 2012 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2011, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
November 11, 2014	A Member of Ernst & Young Global

F-12

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except per share data

				Convenience
				translation
				(Note 2c)
		December 31,		December 31,
		2012	2013	2013
	Note	N I S		U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	5	11,029	17,863	5,146
Marketable securities	6,11	4,077	2,013	580
Other receivables	7	1,701	489	141

		16,807	20,365	5,867
LONG-TERM ASSETS:
Marketable securities	6,11	2,033	2,045	589
Property, plant and equipment	8	3,784	3,285	947
Other long term assets	9,11	601	128	37

		6,418	5,458	1,573

		23,225	25,823	7,440
CURRENT LIABILITIES:
Trade payables		404	392	113
Other payables	10	565	1,390	400

		969	1,782	513
LONG-TERM LIABILITIES:
Severance pay liability, net	12	48	55	16

SHAREHOLDERS' EQUITY :-	14
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of December 31, 2012 and 2013; Issued and Outstanding: 42,138,467 and 54,284,367 shares respectively		*) -	*) -	*) -
Share premium		72,895	83,148	23,955
Options		2,979	2,536	731
Other comprehensive income		17	21	6
Accumulated deficit		(53,683)	(61,719)	(17,781)

		22,208	23,986	6,911

		23,225	25,823	7,440

*)   Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

F-13

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2011	2012	2013	2013
	Note	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	16a	5,951	6,777	5,451	1,570
Marketing, general and administrative	16b	2,273	2,357	2,190	631

Total operating expenses		8,224	9,134	7,641	2,201

Operating loss		(8,224)	(9,134)	(7,641)	(2,201)
Financial income	16c	594	321	157	45
Financial expense	16c	(86)	(518)	(552)	(159)

Net loss		(7,716)	(9,331)	(8,036)	(2,315)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets		(24)	11	4	1

Total comprehensive loss		(7,740)	(9,320)	(8,032)	(2,314)

Basic and Diluted net loss per share (NIS)		(0.20)	(0.22)	(0.17)	(0.05)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		38,266,736	41,530,268	47,946,163	47,946,163

The accompanying notes are an integral part of the financial statements.

F-14

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available- for-sale financial assets	Accumulated deficit	Total equity

Balance as of January 1, 2011	*) -	60,084	4,634	30	(36,636)	28,112

Loss	-	-	-	-	(7,716)	(7,716)
Other comprehensive loss	-	-	-	(24)	-	(24)
Total comprehensive loss	-	-	-	(24)	(7,716)	(7,740)

Exercise of options	*) -	7	-	-	-	7
Issuance of shares derived from options purchased and exercised by the Company	*) -	5,990	(1,240)	-	-	4,750
Expiration of options (series 1)	-	1,496	(1,496)	-	-	-
Repurchase of options and their exercise into shares by the Company, net	*) -	(22)	-	-	-	(22)
Share-based compensation	-	560	-	-	-	560
				-
Balance as of December 31, 2011	*) -	68,115	1,898	6	(44,352)	25,667

Loss	-	-	-	-	(9,331)	(9,331)
Other comprehensive income	-	-	-	11	-	11
Total comprehensive loss	-	-	-	11	(9,331)	(9,320)

Exercise of employee options	*) -	57	-	-	-	57
Exercise of options	*) -	100	(20)	-	-	80
Issuance of shares deriving from options purchased and exercised by the Company	*) -	1,334	-	-	-	1,334
Issuance of options (series 3), net	-	-	1,101	-	-	1,101
Issuance of shares, net	*) -	2,773	-	-	-	2,773
Share-based compensation	-	516	-	-	-	516

Balance as of December 31, 2012	*) -	72,895	2,979	17	(53,683)	22,208

Loss	-	-	-	-	(8,036)	(8,036)
Other comprehensive income	-	-	-	4	-	4
Total comprehensive loss	-	-	-	4	(8,036)	(8,032)

Exercise of employee options	*) -	*)	-	-	-	*)
Issuance of shares and options, net	*) -	7,722	1,526	-	-	9,248
Expiration of options (series 2)	-	1,969	(1,969)	-	-	-
Share-based compensation	-	562	-	-	-	562

Balance as of December 31, 2013	*) -	83,148	2,536	21	(61,719)	23,986

Balance as of December 31, 2013 (convenience translation into U.S. dollars (see Note 2c)	*) -	23,955	731	6	(17,781)	6,911

*)     Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

F-15

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Net loss	(7,716)	(9,331)	(8,036)	(2,315)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	600	731	709	204
Net financing expenses (income)	(508)	197	395	114
Share-based compensation	560	516	562	162
Change in employee benefit liabilities, net	7	6	7	2
	659	1,450	1,673	482
Changes in asset and liability items:
Decrease (increase) in other receivables	(2,144)	1,358	1,212	349
Decrease in trade payables	(802)	(741)	(12)	(3)
Increase (decrease) in other payables	(109)	28	825	238

	(3,055)	645	2,025	583

Cash paid and received during the year for:
Interest paid	(18)	(20)	(3)	(1)
Interest received	462	251	136	39

	444	231	133	38

Net cash used in operating activities	(9,668)	(7,005)	(4,205)	(1,211)

*)     Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

F-16

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Cash Flows from Investing Activities:
Proceeds from marketable securities	-	-	2,079	599
Purchase of property and equipment	(2,729)	(309)	(196)	(56)
Decrease (increase) in other long term assets	(50)	(110)	141	41

Net cash provided by (used in) investing activities	(2,779)	(419)	2,024	583

Cash Flows from Financing Activities:

Issuance of shares and options	-	3,465	9,248	2,664
Proceeds from exercise of options	7	137	*) -	*) -
Repurchase of Company's options and their exercise into shares	(22)	-	-	-
Issuance of shares derived from exercise of repurchased options	4,750	1,334	-	-

Net cash provided by financing activities	4,735	4,936	9,248	2,664

Exchange differences on balances of cash and cash equivalents	105	(71)	(233)	(67)

Increase (decrease) in cash and cash equivalents	(7,607)	(2,559)	6,834	1,969

Balance of cash and cash equivalents at the beginning of the year	21,195	13,588	11,029	3,177

Balance of cash and cash equivalents at the end of the year	13,588	11,029	17,863	5,146

Non-cash activities:

Issuance of shares as standby equity cost	-	409	-	118

The accompanying notes are an integral part of the financial statements.

F-17

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 1:  GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	In the year ended December 31, 2013, the Company incurred a loss of NIS 8,036
($ 2,315) and negative cash flows from operating activities of NIS 4,203 ($ 1,211) and it has an accumulated deficit of NIS 61,719 ($ 17,781) as of that date.

The Company believes that based on the progress in its Phase 2 clinical trial program, it will have the resources required to carry out the Phase 2 clinical trials of flu strains in the selected populations and for its continued business development pursuant to its business plan in the foreseeable future. However, the Company will need to obtain additional funds by way of raising capital, receiving research grants and entering into a collaboration agreement towards initiating Phase 3 clinical trials in the future. It is uncertain whether some or all these funding alternatives will be available to the Company at terms that will be acceptable to the Company.

e.	Definitions:

In these financial statements:

The Company	-	BiondVax pharmaceuticals Ltd.

Related Parties	-	As defined in IAS 24

NIS	-	New Israeli Shekel

Dollar	-	U.S. dollar

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company's financial statements have been prepared on a cost basis, except for:

financial instruments which are measured at fair value through profit or loss, investments in available-for-sale financial assets and severance pay liability.

The Company has elected to present profit or loss items using the "function of expense" method.

F-18

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the NIS.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company costs are incurred in NIS. In addition, the Company financing activities are incurred in NIS. The Company's management believes that the functional currency of the Company is the NIS.

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss.

c.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2013 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2013 (U.S. $ 1.00 = NIS 3.471). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

d.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition.

e.	The Company's operating cycle is one year.

f.	Property and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and excluding day-to-day servicing expenses.

F-19

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	15
Office furniture and equipment	6 - 33
Computers	33
Leasehold improvements	(*)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

g.	Intangible assets, net:

Separately acquired intangible assets with finite useful life are measured on initial recognition at cost.

Intangible assets are amortized over their useful life using the straight-line method beginning in the period in which the intangible assets generates net cash inflows to the Company. The intangible assets are reviewed for impairment at each reporting date until they begin generating net cash inflows and subsequently whenever there is an indication that the asset may be impaired. Intangible assets include software at cost of NIS 126 ($ 36) and accumulated amortization of NIS 112 and NIS 126 ($ 36) as of December 31, 2012 and 2013 respectively.

h.	Research and development expenses, net of participations:

Research and development expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company's research and development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

F-20

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Government investment grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attendant conditions.

Research and development grants received from the Office of the Chief Scientist in Israel ("OCS") are recognized upon receipt as a liability only if future economic benefits are expected from the project that will result in royalty-bearing sales. A liability for the grant is first measured at fair value using a discount rate that reflects a market interest rate. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method.

Future Royalty payments will be treated as a reduction of the liability. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, "Provisions, Contingent Liabilities and Contingent Assets" ("IAS 37").

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

Since the Company's development projects are currently in Phase 2 clinical trials and there is no assurance about the future economic benefits of the project, no liability was recorded to date with respect to the OCS grants.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

j.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs and is calculated based on the projected cash flows that will be generated by the cash generated unit. Impairment losses are recognized in profit or loss.

An impairment loss of an asset is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and its recoverable amount.

F-21

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company did not recognize any impairment of non-financial assets for any of the periods presented.

k.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39, "Financial Instruments: Recognition and Measurement" ("IAS 39") are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

After initial recognition, the accounting treatment of financial assets is based on their classification as follows:

Financial assets at fair value through profit or loss

This category includes financial assets designated upon initial recognition as at fair value through profit or loss.

Loans and receivables

The Company has receivables that are financial assets with fixed or determinable payments that are not quoted in an active market.

2.	Financial liabilities:

Financial liabilities within the scope of IAS 39 are initially measured at fair value.

After initial recognition, the accounting treatment of financial liabilities is based on their classification as follows:

Financial liabilities measured at amortized cost:

Loans and other liabilities are measured at amortized cost using the effective interest method taking into account directly attributable transaction costs.

Financial liabilities at fair value through profit or loss:

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

F-22

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Offsetting financial instruments:

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

4.	De-recognition of financial instruments:

a)	Financial assets:

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

b)	Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Company) discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

5.	Treasury shares:

Company shares held by the Company are recognized at fair value of the consideration and deducted from equity. Any gain or loss arising from a purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

6.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the components of the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities and compound instruments that are presented at amortized cost. The proceeds allocated to equity instruments are the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

F-23

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is expected to require the use of economic resources to settle the obligation and a reliable estimate can be made of it.

m.	Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered.

2.	Post-employment benefits:

Post-employment benefit plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company has defined contribution plans pursuant to Section 14 of the Severance Pay Law into which the Company pays fixed contributions and has no legal or constructive obligation to pay further contributions on account of severance pay if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in current and prior periods.

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee's services.

o.	Share-based payment transactions:

From time to time, the Company grants to its employees and other service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares.

F-24

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

With respect to other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the "Vesting Period").

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions are satisfied.

p.	Loss per share:

Loss per share is calculated by dividing the net loss attributable to Company shareholders by the weighted number of outstanding ordinary shares during the period. Potential Ordinary shares are only included in the computation of diluted loss per share when their conversion increases loss per share or decreases income per share. Potential Ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date.

NOTE 3:- SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities and expenses.

Discussed below are the key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

●	Determining the fair value of share based compensation to employees and directors, and warrants to shareholders:

The fair value of share based compensation to employees and directors as well as of warrants to shareholders is determined using acceptable option pricing models.

F-25

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 3:- SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUPMTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

The assumptions used in the models include the expected volatility, expected life, expected dividend and risk-free interest rate.

●	Chief Scientist government grants:

Government grants received from the OCS are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future economic benefits.

●	Impairment of available-for-sale financial assets:

The Company assesses at each reporting date whether there is objective evidence that the asset has been impaired and an impairment loss has been incurred. In evaluating impairment, the Company makes judgments as to indicators of objective evidence relating to the extent of the percentage of decline in fair value and of the duration of the period of the decline in fair value.

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IAS 32 - Financial Instruments:

The IASB issued certain amendments to IAS 32 regarding the offsetting of financial assets and liabilities.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements.

IFRS 9-Financial Instruments:

a.	The IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement".

According to the IFRS 9, all financial assets should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost only if both of the following conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-26

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis. If equity instruments are held for trading, they will be measured at fair value through profit or loss.

b.	The IASB issued certain amendments to IFRS 9 regarding de-recognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to de-recognition and to financial liabilities for which the fair value option has not been elected.

Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments will be presented in profit or loss.

The Company believes that the application of IFRS 9 is not expected to have a material effect on the financial statements.

IAS 36- "Impairment of Assets":

In May 2013, the IASB issued amendments to IAS 36, "Impairment of Assets" ("the amendments") regarding the disclosure requirements of fair value less costs of disposal. The amendments include additional disclosure requirements of the recoverable amount and fair value. The additional disclosures include the fair value hierarchy, the valuation techniques and changes therein, the discount rates and the principal assumptions underlying the valuations.

The amendments are effective for annual periods beginning on January 1, 2014 or thereafter. Earlier application is permitted.

The appropriate disclosures will be included in the Company's financial statements upon the first-time adoption of the amendments.

F-27

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 5:- CASH AND CASH EQUIVALENTS

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

Cash for immediate withdrawal in NIS	5,681	2,380	686
Cash for immediate withdrawal in USD	3,146	2,652	764
Cash for immediate withdrawal in EURO	699	1,642	473
Bank deposits(*)	1,503	11,189	3,223

	11,029	17,863	5,146

*)	Bank deposits bore interest of 0.82% as of December 31, 2013 (1.749% for December 31, 2012).

NOTE 6:- MARKETABLE SECURITIES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

Financial assets at fair value through profit or loss:
Government bonds	4,077	2,013	580
Available-for-sale financial assets:
Government bonds	2,033	2,045	589

	6,110	4,058	1,169

NOTE 7:- OTHER RECEIVABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

OCS grants receivable	1,537	307	89
Government authorities	149	154	44
Prepaid expenses and other	15	28	8

	1,701	489	141

F-28

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 8:- PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2013:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Total
Cost
Balance as of January 1, 2013	3,201	279	262	2,652	6,394
Additions	196	-	-	-	196

Balance as of December 31, 2013	3,397	279	262	2,652	6,590

Accumulated Depreciation

Balance as of January 1, 2013	1,533	91	204	782	2,610
Additions	420	16	39	220	695

Balance as of December 31, 2013	1,953	107	243	1,002	3,305

Depreciated cost as of December 31, 2013	1,444	172	19	1,650	3,285

Depreciated cost as of December 31, 2013 (convenience translation into U.S. dollars) (Note 2c)	416	50	6	475	947

Balance as of December 31, 2012:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements (*)	Total
Cost
Balance as of January 1, 2012	2,981	263	261	2,580	6,085
Additions	220	16	1	72	309

Balance as of December 31, 2012	3,201	279	262	2,652	6,394

Accumulated Depreciation

Balance as of January 1, 2012	1,089	73	164	568	1,894
Additions	444	18	40	214	716

Balance as of December 31, 2012	1,533	91	204	782	2,610

Depreciated cost as of December 31, 2012	1,668	188	58	1,870	3,784

F-29

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 9:- OTHER LONG TERM ASSETS

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

Restricted cash	259	120	35
SEDA agreement (See note 14d, e)	318	-	-
Long-term leasing deposits	10	8	2
Intangible assets	14	-	-

	601	128	37

NOTE 10:- OTHER PAYABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

Employees and related expenses	481	530	153
Advances from the European Union on the account of grants (see note 13c)	-	820	236
Accrued expenses	61	40	11
Other	23	-	-

	565	1,390	400

NOTE 11:- FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2012	2013	2013
	N I S		U.S. dollars

Financial assets
Financial assets at fair value through profit or loss:
Government bonds	4,077	2,013	580
SEDA agreement (See note 14d, e)	318	-	-
Available-for-sale financial assets:
Government bonds	2,033	2,045	589

	6,428	4,058	1,169

F-30

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 11:- FINANCIAL INSTRUMENTS (Cont.)

b.	Financial risk factors:

The Company's activities expose it to various market risks (foreign currency risk, Israeli CPI risk and interest rate risk) and credit risk. The Company's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company's financial performance.

Risk management is performed by the Company's Board. The Board identifies, measures and manages financial risks in collaboration with the Company's operating units. The Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, interest rate risk, credit risk, the use of non-derivative financial instruments and the investments of excess liquid positions.

Foreign currency risk

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts and deposits is partly managed in dollars and in Euro.

Credit risk

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considred to be financially sound.

Price risk

The Company has investments in financial instruments that are traded on a securities exchange (debentures) and that are classified as available-for-sale financial assets and financial assets at fair value through profit or loss in respect of which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price. As of December 31, 2013, the carrying amount of these investments was NIS 4,058 ($ 1,169) (December 31, 2012 - NIS 6,110).

c.	Fair value:

The carrying amount of cash and cash equivalents, marketable securities, other receivable, other assets, trade payables and other payable approximates their fair value due to the short-term maturities of such instruments.

d.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

F-31

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 11:- FINANCIAL INSTRUMENTS (Cont.)

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the following fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	-	inputs other than quoted prices included within level 1 that are observable either directly or indirectly

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data)

As of December 31, 2013, all assets are classified as level 1.

e.	Sensitivity tests relating to changes in market factors:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Sensitivity test to changes in exchange rate
Gain (loss) from change:
10% increase in exchange rate of the dollars	131	315	265	76
10% decrease in exchange rate of the dollars	(131)	(315)	(265)	(76)
10% increase in exchange rate of the Euro	89	69	82	24
10% decrease in exchange rate of the Euro	(89)	(69)	(82)	(24)

F-32

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 11:- FINANCIAL INSTRUMENTS (Cont.)

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Sensitivity test to changes in the market price of listed securities
Gain (loss) from change:
10% increase in market price	603	611	406	117
10% decrease in market price	(603)	(611)	(406)	(117)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that may affect its reported operating results or financial position.

The sensitivity tests present the profit or loss for the relevant risk variable chosen as of each reporting date.

f.	Additional information regarding significant investments in financial assets:

Linkage terms of financial assets by groups of financial instruments pursuant to IAS 39:

As of December 31, 2013, all financial assets are unlinked.

December 31, 2012:

	Linked to Israeli CPI	Unlinked	Total

Financial assets at fair value through profit or loss:
Government bonds	2,076	2,001	4,077
SEDA agreement (See note 14d,e)	-	318	318
Available-for-sale financial assets:
Government bonds	-	2,033	2,033

	2,076	4,352	6,428

F-33

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 12:- SEVERANCE PAY LIABILTY, NET

The Israeli Severance Pay Law, 1963 ("Severance Pay Law"), specifies that employees are entitled to severance payment, following the termination of their employment. Under the Severance Pay Law, the severance payment is calculated as one month salary for each year of employment, or a portion thereof.

The majority of the Company's liability for severance pay (except one employee) is covered by Section 14 of the Severance Pay Law ("Section 14"). Under Section 14, employees are entitled to have monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from the liability for any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company's balance sheet. These contributions for compensation represent defined contribution plans.

The Company's liability for employee benefits is based on a valid labor agreement, the employee's salary, and the applicable terms of employment, which together generate a right to severance compensation. Post-employment employee benefits are financed by deposits with defined contribution plans, as detailed below.

	Year ended December 31,			Convenience translation (Note 2c) Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Expenses-defined contribution plan	246	295	311	90

NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	On July 31, 2003, the Company signed a license agreement with Yeda Research and Development Company Ltd. ("Yeda") according to which the Company acquired an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products based, directly or indirectly, on patents and patent applications to be approved or submitted pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. This agreement was amended in 2005. In exchange for the license grant, the Company or its future sublicensers will be obligated to pay royalties equaling 3% of the total amount invoiced by the Company or by a sublicensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

F-34

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company has the option to enter into a sublicense agreement provided that Yeda gives its consent in writing and, in such case, the royalties to be paid by the Company to Yeda from the sublicense or from the option to sublicense will be (a) before the completion of Phase 1 clinical trials - 45% (b) after Phase 1 but before Phase 2 trials - 35% of amounts up to the first $ 20,000 receivable from a sublicense or a sublicense option, or 25% of amounts exceeding such first $ 20,000 receivable from the sublicense or from a sublicense option; (c) after the completion of Phase 2 clinical trials the royalties will be 20% of amounts up to the first $ 20,000 receivable from a sublicense or a sublicense option or 15% of amounts exceeding such first $ 20,000 receivable from a sublicense or a sublicense option.

This agreement terminates at the latest of (i) the expiration of the last patent licensed under the license agreement; or (ii) if only one product is developed or is commercialized by utilizing the licensed intellectual property, 15 years after of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii)if more than one product is being developed or is commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which no sales are made in the U.S. or Europe.

Yeda shall be entitled, at its option and without the Company's consent, to modify the license so that it is non-exclusive or to terminate the license with 30 days prior written notice to the Company, if any of the following occurs:

(1) the Company fails to commence the commercial sale of at least one product based on the licenses intellectual property, in at least one country, within six months following receipt of after receipt of an FDA or similar foreign regulatory approval for commercial marketing of such product and taking into account the seasonal nature of the products (except as a result of force majeure or other factors beyond the Company's control); or

(2) the Company fails to sell any product based on the licenses intellectual property, during a period of one year after commercial sale of a product has commenced, during which no sales of the product take place (except as a result of force majeure or other factors beyond the Company's control).

In addition, Yeda is permitted to terminate the license agreement by written notice:

(a) in the event the Company materially breaches any of its obligations under the license agreement, provided that such material breach is un-curable or, if curable, is not cured by the Company within thirty days (or in the case of failure by the Company to make payments due to Yeda in connection with the license agreement, ten days) from receipt of notice of such breach; or

(b) in the event of the appointment of a temporary or permanent liquidator to the Company or a resolution is passed to voluntary wind up the Company, or if an order or act is granted for the winding up of the Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or

F-35

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

(c) if the Company contests the validity of one of the patents registered by Yeda.

In the event that Yeda terminates the license agreement due to any reason other than termination in accordance with (1), (2) and (a) through (c) in the preceding two paragraphs above, the Company will be entitled to receive royalty payments equal to 25% of net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights, which include the Company's developments, up to the aggregate amount of research funds actually expended by the Company for development.

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2013 is approximately $ 3,626, which represents the total gross amount of grants actually received by the Company from the OCS including accrued interest. As of December 31, 2013, we had not paid any royalties to the OCS.

c.	In October 2013, the Company signed an agreement for obtaining funding in an amount of € 536 ($ 738) out of a total grant of approximately € 60,000 ($ 82,660) from the European Union which was approved for the UNISEC consortium of which the Company is a member for a period of three years. In October 2013, the Company received an advance of € 206 ($ 284). The Company's expenses in respect of this project in 2013 totaled € 34 ($ 47). The outstanding amount was recorded as an advance on account of a future grant. The grant is non-refundable providing the Company meets the conditions of the consortium. As of December 31, 2013 the company meets all such conditions.

d.	Commitments:

Liability to pay operating lease fees:

1.	The Company entered into operating lease agreements on commercial vehicles the last of which ends in May 2016. The leases have an average life of three years with no renewal option included in the contract.

Future minimum monthly lease payable under the operating lease contracts as of December 31, 2013 amount to NIS 8 ($ 2).

2.	In January 2012, the Company entered into a lease agreement on its offices for a period of an additional three years starting February 1, 2012. During 2012, the Company leased another area under the same terms. The total monthly payment for this rental is NIS 30 ($ 9).

F-36

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 13:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company provided a bank guarantee of NIS 259 ($ 75) to secure its lease obligation. Bank deposits in the amount of NIS 120 ($ 35) were pledged to secure the guarantee.

Minimum future lease fees for both agreements as of December 31, 2013 are as follows:

2014	360
2015	30
390

NOTE 14:- EQUITY

a.	Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	Options (series 1):

On June 7, 2007, as part of its initial public offering on the Tel Aviv Stock Exchange ("TASE"), the Company issued to the public 353,000 traded options (series 1). The options were exercisable for 353,000 ordinary shares at an exercise price of NIS 4.13 ($ 1.19) per share. The options were exercisable until June 10, 2011.

As part of the initial public offering, 7,754,640 options (series 1), previously allocated to investors, brokers and underwriters were listed for trading.

In July and October 2009, the Company filed with the Tel –Aviv District Court a motion in accordance with the provisions of the Israeli Companies Law, which allow for a distribution approved by court even though such distribution does not meet the general distribution profit criterias, for approval of the purchase of options (series 1) of the Company during a period of up to two years from the date the Court issues the order. The Tel-Aviv Distrcit Court approved the motion.

After the approval was received, from September to December 2009, the Company repurchased 2,911,773 of its own options (series 1) in consideration of approximately NIS 5,354. All the options were then exercised by the Company into shares which were subsequently sold on the TASE in consideration of approximately NIS 9,590, net of commissions.

F-37

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 14:- EQUITY (Cont.)

During April to June 2010, the Company repurchased 3,217,434 of its own options (series 1) in consideration of approximately NIS 429. All the options were then exercised by the Company into shares. Through December 31, 2011, 2,394,046 shares were sold in the Tase in consideration of approximately NIS 5,157, net of commissions. In January 2012, the Company sold the remaining shares derived from the exercise of this option in consideration of approximately NIS 1,334.

The remaining options (series 1) which had not been exercised expired on June 12, 2011.

c.	Options (series 2):

On December 8, 2009, the Company issued 5,719,156 ordinary shares and 1,429,789 options (series 2) of the Company. The options were exercisable into 1,429,789 ordinary shares at an exercise price of NIS 4.25 ($ 1.22) per share. The options were exercisable until December 9, 2011.

During 2010, 162,997 options (series 2) were exercised into 162,997 shares in consideration of NIS 68.

On January 22, 2012, shareholders approved, at a shareholders’ meeting of the Company, the extension of the term of the options (series 2) by 18 months to June 9, 2013.

On June 10, 2013, the Company's options (series 2) expired.

d.	On June 4, 2010, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global investments L.P. ("Yorkville") for the sale of up to $7,000,000 of its ordinary shares to Yorkville. The Company was entitled to effect the sale, at its sole discretion, during a three-year period beginning on July 11, 2010. The Company paid to Yorkville a commitment fee of $210 in two installments during the term of the agreement. This agreement and all amendments thereto described below were terminated and replaced by REPA agreement, as described in Note 14(f) below.

For each ordinary share purchased under the SEDA, Yorkville will pay 97% of the lowest daily VWAP (as defined below) of the ordinary shares during the ten consecutive trading days following the date of an advance notice from the Company. Once presented with an advance notice, Yorkville is required to purchase the number of shares specified in the advance notice. Each such notice may be for an amount of ordinary shares not to exceed $500,000. "VWAP" is defined as the daily dollar volume-weighted average price for the ordinary shares as reported by Bloomberg, LP. In addition, each investment call will be limited to a maximum number of shares that will be issued to the fund at a rate of 4.99% of the Company's share capital.

In 2010, the Company issued 1,830,445 ordinary shares with a total value of NIS 4,900 ($ 1,394) under the SEDA, and in 2011 there was no issuance under SEDA.

F-38

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 14:- EQUITY (Cont.)

e.	On January 12, 2012, the Company entered into an amendment to the SEDA agreement. The period of the agreement with Yorkville was extended from three to four years. Accordingly, the agreement will be in effect until the earlier of July 10, 2014 and the date on which the investor provides the Company the maximum investment amount indicated above. The amended agreement included a mechanism for determining the price per share in any issuance of shares to the investor based on two alternatives (to be elected by the Company at its sole discretion) and based on the daily weighted average price of the Company's ordinary shares in the 10 trading days following the Company's notice, less an investor's discount of 3%-6%:

Further, the amended agreement included a mechanism regarding the second installment of the commitment fee in the amount of $ 110, according to the agreement with Yorkville.

In 2012, pursuant to the agreement, the Company issued 1,945,465 ordinary shares in consideration of NIS 2,364, net (less issuance expenses of NIS 94) and also issued 281,477 ordinary shares with a total value of $ 110 (NIS 409) as payment of the second installment of the commitment fee under the agreement.

According to IAS 39, the SEDA, as amended, is considered a financial asset that is measured at its fair value on each reporting date. Following the adoption of IFRS 13 "Fair Value Measurement" on January 1, 2013, applying the market based measurement approach, the Company determined that these financial asset has a nill fair value.

f.	On November 13, 2013, the Company entered into a Reverse Equity Pricing Agreement, or he REPA, with YA. The agreement entered into effect upon a publication of the Company shelf prospectus in Israel on January 8, 2014. Pursuant to the REPA, YA undertook to invest a total amount of up to $5 million in exchange for ordinary shares of the Company, to be invested during a period of up to 36 months commencing on the effective date of the REPA. According to the REPA, the investment amount will be transferred in parts according to investment requests the Company may submit from time to time, subject to specified limitations. In addition, the total amount of ordinary shares to be issued to YA will not exceed 4.99% of our issued and outstanding capital. The ordinary share price shall be determined on each investment request according to the volume weighted average price, or VWAP, published by the Bloomberg News Agency and shall be executed pursuant to a shelf offering report published by the Company in Israel.

Each investment request amount shall not exceed the higher of: (i) $50,000 or (ii) 10% of the aggregate of the Daily Value Traded (the product obtained by multiplying the daily trading volume of the Company's ordinary shares for that day on the TASE by the VWAP for such day) during the ten consecutive trading days ending with (and including) the date of such request, but no more than $250,000, unless agreed otherwise in writing by the Company and YA with respect to a specific request. The Company is obligated to pay YA a fee in the amount of 4% of the request amount, and such fee will be deducted by YA from the request amount.

F-39

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 14:- EQUITY (Cont.)

The REPA is subject to a number of conditions precedent, including, but not limited to, the approval of the Israel Securities Authority and the Tel Aviv Stock Exchange Ltd. for the publication of a shelf prospectus, the signature of a pricing underwriter on a shelf offering report filed by the the Company in connection to submitting an investment request, and the approval of the agreement by the necessary corporate bodies.

The REPA includes a representation and warranties clause and a detailed procedure of submitting an investment request with YA. The REPA will terminate upon the earliest of: (1) 36 months from the effective date of the REPA; (2)  the investment of $5 million by YA under the REPA; (3) the consent of both parties; (4) by a written notice from either party; (5) by YA, in the event of a material breach of contract by the Company, which was not corrected in 60 days of notice thereof to the Company from YA; or (6) a stop order or suspension of the effectiveness of a shelf prospectus under the REPA for a period of time exceeding 120 days, other than due to acts or omissions of YA.

To date, the Company has not submitted an investment request under the REPA.

g.	Options (series 3):

On November 7, 2012, the Company issued 5,750,000 options (series 3) in consideration of NIS 1,148. The options are exercisable into 5,750,000 ordinary shares at an exercise price of NIS 0.8 ($ 0.23) per share until December 31, 2012, and NIS 1.8 ($ 0.52) per share from January 1, 2013 to November 6, 2016.

During 2012, 100,000 options (series 3) were exercised into 100,000 shares in consideration of NIS 80.

h.	Options (series 4):

In February 2013, the Company issued 5,685,000 ordinary shares and 5,685,000 options (series 4) in consideration of NIS 4,836 ($ 1,393), which were split into the option component in a total of NIS 902 ($ 260) and the share premium component in a total of NIS 3,934 ($ 1,133) based on the fair market value on the TASE following the issuance.

The options are exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.43) per share.

i.	Options (series 5):

In October 2013, the Company issued 6,302,000 ordinary shares and 6,302,000 options (series 5) in consideration of NIS 4,632 ($ 1,334), which were split into the option component in a total of NIS 625 ($ 180) and the share premium component in a total of NIS 3,788 ($ 1,091) based on the fair market value on the TASE following the issuance. The options are exercisable at an exercise price of NIS 0.9 ($ 0.26) per share until July 31, 2014 or NIS 1.5 ($ 0.43) per share from August 1, 2014 through October 29, 2017.

F-40

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 15:- SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees and directors is as follows:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Research and development	390	206	274	79
Marketing, general and administrative	170	310	288	83
Total share-based compensation	560	516	562	162

b.	Share-based payment plan for employees and directors:

Options granted under the Company's 2005 Israeli Share Option Plan ("Plan") are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

c.	Option grants:

On October 27, 2011, the Company granted to officers 400,000 options that may be exercised into 400,000 ordinary shares in consideration of an exercise price of NIS 0.81 ($ 0.23) per share. The fair value of the options granted amounts to approximately NIS 573 ($ 165).

On November 27, 2012, the Company granted to its officers and employees 1,000,000 options that may be exercised into 1,000,000 ordinary shares, in consideration of an exercise price of NIS 0.45 ($ 0.13) per share. The fair value of the options granted amounts to approximately NIS 755 ($ 218).

On June 30, 2013, at a general meeting of the shareholders, the Company’s shareholders approved a grant to a director of 500,000 options that are exercisable into 500,000 ordinary shares for an exercise price of NIS 0.9 ($ 0.26) per share. The options vest over a period of three years from June 30, 2013. The fair value of the options as of the date of grant totaled approximately NIS 206 ($ 59).

F-41

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 15:- SHARE-BASED PAYMENT (Cont.)

d.	Share options activity:

The following table lists the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2011		2012		2013
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	2,130,769	0.68	2,510,769	0.70	3,347,435	0.52
Granted	400,000	0.81	1,000,000	0.45	500,000	0.94
Exercised	(20,000)	0.55	(113,334)	0.51	(158,900)	0.00
Forfeited	-	-	(50,000)	1.17	(240,000)	1.11

Outstanding at end of year	2,510,769	0.70	3,347,435	0.52	3,448,535	0.56

Exercisable at end of year	1,632,436	0.49	2,147,769	0.53	2,366,771	0.70

The weighted average remaining contractual life for the share options outstanding as of December 31, 2013 was 7.29 years (as of December 31, 2012 - 6.8 years).

e.	The fair value of the Company's share options granted to employees for the years ended December 31, 2011, 2012 and 2013 was estimated using an acceptable option pricing model using the following assumptions:

	December 31,
	2011	2012	2013

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	93	93	55
Risk-free interest rate (%)	4.97	4.5	4.18
Expected life of share options (years)	3.75	2.75	2.50
Share price (NIS)	1.81	0.65	0.75

The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

F-42

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 16:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Salaries and related expenses	2,948	3,772	3,571	1,029
Share-based payment	390	206	273	79
Patent registration fees	233	622	244	70
Rentals and maintenance of laboratory	653	672	694	200
Materials and subcontractors	4,053	2,761	1,374	396
Depreciation	480	583	567	163

	8,757	8,616	6,723	1,937

Participation by the OCS	(2,806)	(1,839)	(1,272)	(367)

	5,951	6,777	5,451	1,570

b.	Marketing ,General and administrative expenses:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Salaries and related expenses	406	383	327	94
Share-based payment	170	310	288	83
Professional services	1,023	1,071	912	263
Rentals, office expenses and maintenance	64	220	231	66
Depreciation	120	145	142	41
Other	490	228	290	84

	2,273	2,357	2,190	631

F-43

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 16:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Financial income:
Interest income on deposits	462	250	136	39
Exchange differences, net	111	-	-	-
Revaluation of marketable securities	21	71	21	6

	594	321	157	45
Financial expenses:
Exchange differences, net	-	76	231	67
Bank commissions and other financial expenses	86	442	321	92

	86	518	552	159

NOTE 17:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate was 24% in 2011 and 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the Economic Plan for 2013-2014 ("Amended Budget Law") which consists of fiscal changes whose main aim is to enhance the collection of taxes in those years. These changes include: (i) raising the Israeli corporate tax rate from 25% to 26.5%, (ii) cancelling the reduction of the tax rates applicable to preferred enterprises (9% in development area A and 16% in other areas), and (iii) in certain cases increasing the tax rates on dividends within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. Other changes introduced by the Amended Budget Law include taxing revaluation gains effective from August 1, 2013. The changes regarding the taxation of revaluation gains, however, will only become effective once regulations that define "non-corporate taxable retained earnings" are issued as well as regulations that set forth provisions for avoiding double taxation of assets outside of Israel. As of the date of publication of these financial statements, no such regulations have been issued. The change in tax rates did not have an effect on the Company's financial statements.

b.	Final tax assessments:

The Company received final tax assessments through 2008.

F-44

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 17:- TAXES ON INCOME

c.	Net operating carryforwards losses for tax purposes and other temporary differences:

As of December 31, 2013, the Company had carryforwards losses and other temporary differences amounting to approximately NIS 47,000 ($ 13,541).

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforwards losses and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes on income:

The Company did not record any current taxes for the years ended December 31, 2011, 2012 and 2013 as a result of its carryforward losses.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss (0%), relates to carryforward tax losses and other temporary differences for which deferred tax assets were not recorded.

NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties consist of eight directors (including the CEO, who is also a shareholder) serving on the Company's board of directors and two key officers.

b.	Transactions with related parties:

1)	On April 1, 2007, the Company entered into a service management agreement for a 60-month period with the Company's CEO who is also a shareholder in the Company and one of its founders through a company under his control in consideration of NIS 49 a month plus reimbursement of expenses as stated in the agreement. On May 16, 2010, the Company decided to raise the management fees payable to the Company's CEO to NIS 50 per month starting January 1, 2010.

2)	In February 2012, the Company's audit committee and Board approved an amendment and extension of the agreement with the Company's CEO from April 2007. Pursuant to the amendment, the monthly salary of the Company's CEO will increase by 5% in each of the three years of the extension of the engagement to NIS 52,500 a month starting January 2012. The agreement was extended by an additional period through April 1, 2015. In April 2012, the Company's shareholders approved the agreement at a shareholders’ meeting.

F-45

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

In addition, if a material agreement is signed between the Company and a third party during the term of the engagement or during a period of three years after the termination on the Company's part of the engagement between the Company's CEO and the Company, the Company's CEO will be entitled to receive a bonus amounting to 1.75% of the monetary compensation payable to the Company under the material agreement.

3)	On June 20, 2007, the Company entered into a cash management agreement for a 48-month period with the Company's CFO through a company under his control in consideration of NIS 10 per month. In May 2010, the Company decided to increase the fees payable to the CFO to NIS 12,500 per month starting January 2010.

4)	In August 2012, the Company approved the grant of future remuneration to four directors in the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director's term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

c.	Balances with related parties:

Payables

Key management personnel:

December 31, 2012	124
December 31, 2013	140
December 2013 (convenience translation to U.S. dollars) (Note 2c)	40

d.	Transactions with related parties:

	Research and development	General and administrative
Key management personnel:

2011	1,384	299
2012	1,036	769
2013	1,094	720
2013 (convenience translation to U.S. dollars) (Note 2c)	315	207

F-46

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Compensation of key management personnel:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2011	2012	2013	2013
	N I S			U.S. dollars

Short-term employee benefits	1,638	1,615	1,393	401
Post-employment benefits	44	27	43	13
Share-based compensation	132	163	247	71

	1,814	1,805	1,683	485

Number of key officers	10	10	10	10

NOTE 19: SUBSEQUENT EVENTS

a.	Regarding the Company clinical trials reports, see note 1c.

b.	In February 2014, the Company granted 80,000 options to an external director. The options vest over a period of three years at an exercise price of NIS 0.869 ($ 0.25) per share. The overall value of the options granted amounted to approximately NIS 42 ($ 12) that will be recognized over a period of three years.

c.	In the context of the Company's efforts for registering its level-one ADRs, on May 29, 2014, the Company's Board approved entering into a consultant agreement with a third party ("the agreement" and "the consultant", respectively) to have such third party promote and manage the ADR registration process and introduce the Company to the relevant players in the U.S. capital market. In consideration for the consultant's services, the consultant will be entitled to a commission at a variable rate based on the types of investment transactions defined in the agreement and will be granted 1,000,000 options exercisable into 1,000,000 ordinary shares of the Company. The vesting period of the options is two years, 500,000 of which are exercisable at an exercise price of NIS 1 ($ 0.3) per share and the other 500,000 options for an exercise price of NIS 2.5 ($ 0.7) per share. In the event of an increase in the Company's value by 300% compared to its value on the date of signing the agreement over a period of two trading weeks, the exercise dates of all the unvested options will be accelerated. On August 4, 2014, said options were issued.

F-47

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 19: SUBSEQUENT EVENTS (Cont.)

d.	On August 10, 2014, an additional director was appointed at the Company’s general meeting. In consideration for his services, the director will be entitled to receive 1,500,000 options for the Company's shares. The vesting period of the options is three years and they are exercisable at an exercise price equal to 130% of the average closing rate of the Company's ordinary shares on the TASE at the end of the 30 trading days that preceded the date of grant of the options. 500,000 of the options will be granted without any conditions and the other 1,000,000 options will be granted if the director is elected as Chairman of the Board. On August 24, 2014, 500,000 options were issued at an exercise price of NIS 0.96 ($ 0.28) per share.

e.	On August 24, 2014, the Company also granted 80,000 options to an external director that vest over a period of three years at an exercise price of NIS 0.96 ($ 0.28) per share.

f.	On September 8, 2014, the Company received an approval for additional funding of its research and development program by the OCS for a maximum expense amount of up to NIS 4,870 ($ 1,403).

g.	The Company's Board of Directors approved the issuance of the financial statement on November 11, 2014. In accordance with authoritative guidance for subsequent events, the Company evaluated subsequent events after the balance sheet date of December 31, 2013 through November 11, 2014.

- - - - - - - - - - - - - - - - - - - - - -

F-48

American Depositary Shares

Representing                   Ordinary Shares

______________

PROSPECTUS

 ______________

Aegis Capital Corp

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

•	Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction; and

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure an office holder against the aforementioned liabilities as well as the following liabilities:

•	a breach of duty of care to the company or to a third party.

•	any other action which is permitted by law to insure an office holder against;

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•	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendments), 5771-2011 and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

•	A financial liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders. See “—Approval of Related Party Transactions under Israeli Law.”

We have entered into indemnification agreements with our office holders to exculpate, indemnify and insure our office holders to the fullest extent permitted by our articles of association, the Companies Law and the Israeli Securities Law, including expenses incurred and/or paid by the office holder in connection with an Administrative Enforcement Procedure. The indemnification thereunder is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law and our articles of association, and undertaking to indemnify them to the fullest extent permitted by law and our articles of association. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the Securities and Exchange Commission, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, prior to the closing of this offering, we intend to enter into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

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Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the three years preceding this offering, involving offers and sales of our securities which took place outside the United States and were not registered under the Securities Act:

In February 2012, we issued 1,703,237 ordinary shares to YA in a public shelf offering. The average per share price as the issuance was $0.358.

In May 2012, we issued 523,705 ordinary shares to YA in a public shelf offering. The per share price as the issuance was $0.286.

In November 2012, we issued 5,750,000 warrants (series 3) exercisable to 5,750,000 of our ordinary shares in a public shelf offering. The warrants (series 3) were offered for NIS 0.20, or approximately $0.051 (based on the exchange rate reported by the Bank of Israel for that date). The exercise price of the warrants (series 3) is NIS 1.80 until expiration in November 6, 2016, or approximately $0.462 (based on the exchange rate reported by the Bank of Israel for that date) per share.

During 2012, we issued an aggregate of 113,334 ordinary shares in connection with the exercise of stock options under the 2005 Plan. Total aggregate consideration received for these issuances was approximately $15k.

During 2012, we issued an aggregate of 100,000 ordinary shares in connection with the exercise of warrants (series 3). Total aggregate consideration received for these issuances was approximately $21k.

In February 2013, we issued 5,685,000 ordinary shares, 5,685,000 warrants (series 4) exercisable to 5,685,000 of our ordinary shares in a public shelf offering. The per share price as the issuance was NIS 0.888, or approximately $0.24(based on the exchange rate reported by the Bank of Israel for that date); the warrants (series 4) were offered for no further consideration. The exercise price of the warrants (series 4) is NIS 1.50 or approximately $0.40 (based on the exchange rate reported by the Bank of Israel for that date) per share.

In October 2013, we issued 6,302,000 ordinary shares, 6,302,000 warrants (series 5) exercisable to 6,302,000 of our ordinary shares in a public shelf offering. The per share price as the issuance was NIS 0.73, or approximately $0.21(based on the exchange rate reported by the Bank of Israel for that date); the warrants (series 5) were offered for no further consideration. The exercise price of the warrants (series 5) was NIS 0.90 until and including July 31, 2014 or approximately $0.26, and NIS 1.50 from July 31, 2014 and until expiration in October 29, 2017, or approximately $0.43 (based on the exchange rate reported by the Bank of Israel for that date) per share.

During 2013, we issued an aggregate of 158,900 ordinary shares in connection with the exercise of stock options under the 2005 Plan. Total aggregate consideration received for these issuances was under NIS 1.

From January 1, 2014 until the date of this prospectus, we issued for no consideration an aggregate of 2,660,000 unregistered options exercisable to 2,500,000 of our ordinary shares to a director and an advisor of the Company.

In November 2014, we issued an aggregate of 8,000 ordinary shares in connection with the exercise of stock options under the 2005 Plan. Total aggregate consideration received for these issuances was approximately $0.9k.

None of the transactions after our initial public offering in Israel used the services of a U.S. underwriter.

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Item 8. Exhibits and Financial Statement Schedules

(a) The “Exhibit Index” is hereby incorporated by reference herein.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes:

(a)	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Nes Ziona, State of Israel on November __, 2014.

BiondVax Pharmaceuticals Ltd.

By:
Name: Ron Babecoff
Title: Chief Executive Officer

By:
Name: Uri Ben Or
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned directors and officers of the registrant, an Israeli corporation, which is filing a registration statement on Form F-1 with the U.S. Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Messrs. Dr. Ron Babecoff and Uri Ben Or and each of them, the individual’s true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any and all amendments (including post-effective amendments) to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on November __, 2014, in the capacities indicated:

Name	Title	Date

/s/	Chief Executive Officer and Director	November __, 2014
Ron Babecoff	(Principal Executive Officer)

/s/	Chief Financial Officer	November __, 2014
Uri Ben Or	(Principal Financial Officer & Principal Accounting Officer)

/s/	Chairman of the Board	November __, 2014
Avner Rotman

/s/	Director	November __, 2014
Rami Epstein

/s/	Director	November __, 2014
Moshe Many

/s/	Director	November __, 2014
George H. Lowell

/s/	Director	November __, 2014
Jack Rosen

/s/	Director	November __, 2014
Benad Goldwasser

/s/	Director	November __, 2014
Irit Ben Ami

/s/	Director	November __, 2014
Liora Katzenstein

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AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BiondVax Pharmaceuticals Ltd. has signed this registration statement in the city of ____, the State of _____, on [_____ __], 2014.

[___________________ ]

By:
Name:
Title:	Authorized Representative

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.

3.1	Articles of Association of BiondVax Pharmaceuticals Ltd. (unofficial English translation from Hebrew original).

4.1*	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder.

4.2*	Specimen American Depositary Receipt (included in Exhibit 4.1).

4.3	Specimen Certificate for Ordinary Shares.

4.4*	Form of Representative ADS Purchase Warrant.

5.1*	Opinion of Pearl Cohen Zedek Latzer Baratz, Israeli counsel to BiondVax Pharmaceuticals Ltd., (including consent).

10.1	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd.

10.2	Reverse Equity Pricing Agreement dated November 13, 2013, by and between YA Global Investments L.P. and BiondVax Pharmaceuticals Ltd.

10.3	Consortium Agreement effective as of October 1, 2013, between Rijksuniversiteit Groningen, Department of Pharmacoepidemiology & Pharmacoeconomics, Academisch Ziekenhuis Groningen, Department of Medical Microbiology, Molecular Virology Section, Academisch Ziekenhuis Groningen, Trial Coordination Center, PepTcell Ltd, United Kingdom, BiondVax Pharmaceuticals Ltd, Nes Ziona, Retroscreen Virology LtD., Medicines and Healthcare products Regulatory Agency, Statens Serum Institut, SSI-Adjuvant, Statens Serum Institut, SSI-DNA Vac, Copenhagen, Országos Epidemiológiai Központ, NASJONALT FOLKEHELSEINSTITUTT, Div. Infectious Disease Control, Robert Koch Institute RKI, Goeteborgs Universitet, Mucosal Immunobiology and Vaccine Centre, and Isconova AB.

10.4	BiondVax Pharmaceuticals Ltd. 2005 Israeli Share Option Plan.

10.5	Management Services Agreement dated April 1, 2007, between BiondVax Pharmaceuticals Ltd. and Ron Executive Ltd., together with the amendment thereto on May 20, 2012.

10.6	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia.

10.7	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or.

10.8	Form of negotiable Warrant (unofficial English translation from Hebrew original).

10.9	Form of Indemnification Letter (unofficial English translation from Hebrew original).

10.10	Summary of the Lease Agreement dated November 1, 2005, together with the addendums thereto dated November 27, 2009, August 18, 2010, July 3, 2011 and January 2012 (unofficial English translation from Hebrew original).

23.1*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel.

23.2*	Consent of Pearl Cohen Zedek Latzer Baratz, Israeli counsel to BiondVax Pharmaceuticals Ltd., (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature pages of this registration statement).

—————————

* To be filed by amendment.

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